UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MANUAL AND MANAGEMENT’S PROPOSAL FOR THE EXTRAORDINARY GENERAL ON MAY 27th, SHAREHOLDERS’ MEETING OF EMBRAER S.A. TO BE HELD 2019 embraer.comMANUAL AND MANAGEMENT’S PROPOSAL FOR THE EXTRAORDINARY GENERAL ON MAY 27th, SHAREHOLDERS’ MEETING OF EMBRAER S.A. TO BE HELD 2019 embraer.com

1

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors 2

2. Information and Guidelines for Attendance at the Meeting 3

2.1. Voting at the Meeting 3

2.2. In-Person Attendance at Meeting 4

2.3. Participation through Distance Voting Ballot (*Boletim de Voto à Distância*) 5

3. Call Notice 7

4. Management's Proposal on the Agenda 9

4.1. To review and resolve on the amendments to the Bylaws to conform them to the *Novo Mercado* (New Market) Listing Regulation 9

4.2. To review and resolve on the amendments to the Bylaws to conform them to the requirements set forth in the regulations of the Brazilian Securities Commission (*Comissão de Valores Mobiliários* – CVM) 9

4.3. To review and resolve on the changes in the Bylaws to the rules relating to (i) the membership of the Board of Directors, (ii) meetings of the Company's management bodies, and (iii) certain responsibilities of the Company's management bodies 9

4.4. To review and resolve on the amendments to the Bylaws in order to change the names and the membership of the advisory committees of the Board of Directors 9

4.5. To review and resolve on the amendments to the Bylaws to include a rule on the possibility for the Company entering into indemnity agreements (acordos de indenidade) 9

4.6. To review and resolve on the change in the Company's capital stock to reflect the increase approved by the Board of Directors at a meeting held on March 5, 2018 9

4.7. To review and resolve on formal adjustments to the Bylaws 10

4.8. To approve the restatement of the Bylaws resulting from the amendments approved in the items above 10

ANNEXES:

Annex I – Proposed Bylaws

Annex II – Report of Proposed Amendments to the Bylaws

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

2 1. Message from the Chairman of the Board of Directors São José dos Campos, April 26, 2019 Dear Shareholder, We are pleased to invite you to attend the Extraordinary General Shareholders’ Meeting (“AGE” or “Meeting”) of Embraer S.A. (“Embraer” or “Company”), called for on May 27, 2019, at 10:00 a.m., to be held at the Company’s headquarters located at Avenida Brigadeiro Faria Lima, 2170, in the city of São José dos Campos, State of São Paulo. Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989 and on the New York Stock Exchange (NYSE) since July 2000 through American Depositary Receipts (ADRs). Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil. In the AGE, you will be invited to review and resolve on the matters included in the Call Notice, in accordance with item 3 below. Embraer’s Management presented a proposal related to the matters on which to be voted, which is included in this Manual. For the Meeting to take place on first call, the attendance of shareholders representing at least two-thirds of the voting capital stock is required, pursuant to Section 135 of Law No. 6,404/76. Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein. Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the AGE. We encourage your attendance in the AGE, in the best interest of Embraer. Remember, your vote is very important to us. We appreciate your attention, Alexandre Gonçalves Silva Chairman of the Board of Directors This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 2 1. Message from the Chairman of the Board of Directors São José dos Campos, April 26, 2019 Dear Shareholder, We are pleased to invite you to attend the Extraordinary General Shareholders’ Meeting (“AGE” or “Meeting”) of Embraer S.A. (“Embraer” or “Company”), called for on May 27, 2019, at 10:00 a.m., to be held at the Company’s headquarters located at Avenida Brigadeiro Faria Lima, 2170, in the city of São José dos Campos, State of São Paulo. Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989 and on the New York Stock Exchange (NYSE) since July 2000 through American Depositary Receipts (ADRs). Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil. In the AGE, you will be invited to review and resolve on the matters included in the Call Notice, in accordance with item 3 below. Embraer’s Management presented a proposal related to the matters on which to be voted, which is included in this Manual. For the Meeting to take place on first call, the attendance of shareholders representing at least two-thirds of the voting capital stock is required, pursuant to Section 135 of Law No. 6,404/76. Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein. Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the AGE. We encourage your attendance in the AGE, in the best interest of Embraer. Remember, your vote is very important to us. We appreciate your attention, Alexandre Gonçalves Silva Chairman of the Board of Directors This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

3 2. Information and Guidelines for Attendance at the Meeting 2.1. Voting at the Meeting Each common share will be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws: a) No shareholder, or Shareholders’ Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and b) The Foreign Shareholders (as defined below) and Foreign Shareholders’ Group (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance. The above limitations apply to the Foreign Shareholders and Foreign Shareholders’ Group, jointly and successively. The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chairman of the Meetings shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of two-thirds of the total votes that may be cast in the Meeting. For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws: Shareholders’ Group – A shareholders’ group are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking (a) with the same administrators or managers, or further (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders. As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholders’ Group. The holders of securities issued under the Company’s Depositary Receipts program are not This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 3 2. Information and Guidelines for Attendance at the Meeting 2.1. Voting at the Meeting Each common share will be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws: a) No shareholder, or Shareholders’ Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and b) The Foreign Shareholders (as defined below) and Foreign Shareholders’ Group (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance. The above limitations apply to the Foreign Shareholders and Foreign Shareholders’ Group, jointly and successively. The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chairman of the Meetings shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of two-thirds of the total votes that may be cast in the Meeting. For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws: Shareholders’ Group – A shareholders’ group are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking (a) with the same administrators or managers, or further (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders. As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholders’ Group. The holders of securities issued under the Company’s Depositary Receipts program are not This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

4 considered a Shareholders’ Group, unless they meet any of the criteria set forth in items (i) through (iv) above. Any shareholders or Shareholders’ Group that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholders’ Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank. In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholders’ Group for purposes of the limitation on the number of votes described above. Foreign Shareholders’ Group – A Shareholders’ Group will be considered foreign whenever one or more of its members is a Foreign Shareholder. Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition. Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws. 2.2. In-person Attendance at Meeting In order to attend the Meeting in person or by proxy, we request that you present to Embraer, at least 48 hours prior to the date of the Meeting, the following documents: a) Power of attorney with special power for representation at the Meeting, in the case of a proxy; b) For shareholders who have their shares deposited in the fungible custody of shares (custódia fungível de ações), an extract provided by the custodian institution confirming their respective shareholdings; and c) Evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution), as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 4 considered a Shareholders’ Group, unless they meet any of the criteria set forth in items (i) through (iv) above. Any shareholders or Shareholders’ Group that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholders’ Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank. In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholders’ Group for purposes of the limitation on the number of votes described above. Foreign Shareholders’ Group – A Shareholders’ Group will be considered foreign whenever one or more of its members is a Foreign Shareholder. Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition. Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws. 2.2. In-person Attendance at Meeting In order to attend the Meeting in person or by proxy, we request that you present to Embraer, at least 48 hours prior to the date of the Meeting, the following documents: a) Power of attorney with special power for representation at the Meeting, in the case of a proxy; b) For shareholders who have their shares deposited in the fungible custody of shares (custódia fungível de ações), an extract provided by the custodian institution confirming their respective shareholdings; and c) Evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution), as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

5 inform the Company, at least 48 hours before the Meeting, if you belong to a Shareholders’ Group. The abovementioned documents must be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, Portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo. 2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância) If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder must send the following documents: (i) original hard copy or digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end; (ii) to prove oneself as a Brazilian Shareholder or Foreign Shareholder, (x) a certified copy or digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and (iii) certified copy or digital copy of the original of the following documents: For individuals: - identity document with photograph of the shareholder; For legal entities: - current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and - identity document with photograph of the legal representative. For investment funds: - current consolidated governing document of the fund; - bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and - identity document with photograph of the legal representative. The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meeting and those received after such date will be disregarded. The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballots. The Company will not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or to be accompanied by a translation in those languages. The following identity documents will be accepted, This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 5 inform the Company, at least 48 hours before the Meeting, if you belong to a Shareholders’ Group. The abovementioned documents must be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, Portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo. 2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância) If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder must send the following documents: (i) original hard copy or digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end; (ii) to prove oneself as a Brazilian Shareholder or Foreign Shareholder, (x) a certified copy or digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and (iii) certified copy or digital copy of the original of the following documents: For individuals: - identity document with photograph of the shareholder; For legal entities: - current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and - identity document with photograph of the legal representative. For investment funds: - current consolidated governing document of the fund; - bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and - identity document with photograph of the legal representative. The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meeting and those received after such date will be disregarded. The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballots. The Company will not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or to be accompanied by a translation in those languages. The following identity documents will be accepted, This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

6 provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification. Under the terms of the current regulations, the Company will inform the shareholder, within three days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot (boletim de voto à distância) to be valid. As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central). The Company requests that the above documents be sent to the attention of its Investor Relations Department, preferably to the electronic address: investor.relations@embraer.com.br. If by mail, the documents should be mailed to Av. Brigadeiro Faria Lima, 2170, post office 294, in the city of São José dos Campos, State of São Paulo, CEP 12.227-901, to the attention of the Investor Relations Department and, if delivered personally, to Av. Brigadeiro Faria Lima, 2170, in the city of São José dos Campos -SP, portaria F46, to the attention of the Investor Relations Department (extension 3953). When sent by mail or delivered personally, the Company requests a copy of the distance voting ballot also be sent by e-mail to investor.relations@embraer.com.br. If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-9518, or by e-mail at investor.relations@embraer.com.br. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 6 provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification. Under the terms of the current regulations, the Company will inform the shareholder, within three days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot (boletim de voto à distância) to be valid. As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central). The Company requests that the above documents be sent to the attention of its Investor Relations Department, preferably to the electronic address: investor.relations@embraer.com.br. If by mail, the documents should be mailed to Av. Brigadeiro Faria Lima, 2170, post office 294, in the city of São José dos Campos, State of São Paulo, CEP 12.227-901, to the attention of the Investor Relations Department and, if delivered personally, to Av. Brigadeiro Faria Lima, 2170, in the city of São José dos Campos -SP, portaria F46, to the attention of the Investor Relations Department (extension 3953). When sent by mail or delivered personally, the Company requests a copy of the distance voting ballot also be sent by e-mail to investor.relations@embraer.com.br. If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-9518, or by e-mail at investor.relations@embraer.com.br. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

7 3. Call Notice (The Call Notice will be published in the newspapers Valor Econômico, in the editions dated April 26, 29 and 30, 2019, O Vale and Diário Oficial do Estado de São Paulo in the editions dated April 26, 27 and 30, 2019.) We invite the shareholders of Embraer S.A. (“Company” or “Embraer”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on May 27, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to review and resolve on the following agenda, as detailed in the Manual and Management’s Proposal for the Extraordinary Shareholders’ Meeting: 1. To review and resolve on the amendments to the Bylaws to conform them to the Novo Mercado (New Market) Listing Regulation; 2. To review and resolve on the amendments to the Bylaws to conform them to the requirements set forth in the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM); 3. To review and resolve on the changes in the Bylaws to the rules relating to (i) the membership of the Board of Directors, (ii) meetings of the Company’s management bodies, and (iii) certain responsibilities of the Company’s management bodies; 4. To review and resolve on the amendments to the Bylaws in order to change the names and the membership of the advisory committees of the Board of Directors; 5. To review and resolve on the amendments to the Bylaws to include a rule on the possibility for the Company entering into indemnity agreements (acordos de indenidade); 6. To review and resolve on the change in the Company’s capital stock to reflect the increase approved by the Board of Directors at a meeting held on March 5, 2018; 7. To review and resolve on formal adjustments to the Bylaws; 8. To approve the restatement of the Bylaws resulting from the amendments approved in the items above. Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 7 3. Call Notice (The Call Notice will be published in the newspapers Valor Econômico, in the editions dated April 26, 29 and 30, 2019, O Vale and Diário Oficial do Estado de São Paulo in the editions dated April 26, 27 and 30, 2019.) We invite the shareholders of Embraer S.A. (“Company” or “Embraer”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on May 27, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to review and resolve on the following agenda, as detailed in the Manual and Management’s Proposal for the Extraordinary Shareholders’ Meeting: 1. To review and resolve on the amendments to the Bylaws to conform them to the Novo Mercado (New Market) Listing Regulation; 2. To review and resolve on the amendments to the Bylaws to conform them to the requirements set forth in the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM); 3. To review and resolve on the changes in the Bylaws to the rules relating to (i) the membership of the Board of Directors, (ii) meetings of the Company’s management bodies, and (iii) certain responsibilities of the Company’s management bodies; 4. To review and resolve on the amendments to the Bylaws in order to change the names and the membership of the advisory committees of the Board of Directors; 5. To review and resolve on the amendments to the Bylaws to include a rule on the possibility for the Company entering into indemnity agreements (acordos de indenidade); 6. To review and resolve on the change in the Company’s capital stock to reflect the increase approved by the Board of Directors at a meeting held on March 5, 2018; 7. To review and resolve on formal adjustments to the Bylaws; 8. To approve the restatement of the Bylaws resulting from the amendments approved in the items above. Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

8 those mentioned in Section 11 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br). General Instructions: a) To attend the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders’ Group (as such term is defined in the Company’s Bylaws). b) The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo. c) In order to attend the Meeting through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual and Management’s Proposal published as of the date hereof and available on the websites above. São José dos Campos, April 26, 2019. Alexandre Gonçalves Silva Chairman of the Board of Directors This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 8 those mentioned in Section 11 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br). General Instructions: a) To attend the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders’ Group (as such term is defined in the Company’s Bylaws). b) The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo. c) In order to attend the Meeting through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual and Management’s Proposal published as of the date hereof and available on the websites above. São José dos Campos, April 26, 2019. Alexandre Gonçalves Silva Chairman of the Board of Directors This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

9 4. Management’s Proposal on the Agenda 4.1. To review and resolve on the amendments to the Bylaws to conform them to the Novo Mercado (New Market Listing Regulation As a result of the enactment of the New Regulation of the Novo Mercado by B3 (“New Regulation”), listing segment of B3 in which the Company is included, the Management of Embraer proposes that the Bylaws be amended pursuant to the new applicable rules. 4.2. To review and resolve on the amendments to the Bylaws to conform them to the requirements set forth in the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM Embraer’s Management proposes to conform the Bylaws provisions with the requirements contained in the CVM Instruction 358/02, as well as in the Ofício-Circular/CVM/SEP/Nº3/2019. 4.3 To review and resolve on the changes in the Bylaws to the rules relating to (i the membership of the Board of Directors, (ii meetings of the Company’s management bodies, and (iii certain responsibilities of the Company’s management bodies The Board of Directors proposes that the membership of the Board of Directors be flexible, and it is the Shareholders’ Meeting responsibility to determine the number of its members, which may be comprised of at least 9 and at most 11 members. Additionally, in order to reinforce its commitment to constantly improve its governance, Management proposes changes to the rules pertaining to the meetings of the Company’s management bodies, as well as the modification of certain responsabilities of the management bodies, in order to optimize the company’s decision-making processes and governance. 4.4 To review and resolve on the amendments to the Bylaws in order to change the names and the membership of the advisory committees of the Board of Directors Embraer Management proposes to change the names of the advisory committees of the Board of Directors, so that the Human Resources Committee becomes the Personnel and Governance Committee and the Audit and Risk Committee becomes the Audit, Risk and Ethics Committee, as well as modify the membership of the advisory committees of the Board of Directors. 4.5 To review and resolve on the amendments to the Bylaws to include a rule on the possibility for the Company entering into indemnity agreements (acordos de indenidade In line with CVM Guideline 38, Embraer Management proposes to include a rule on the possibility for the Company to enter into indemnity agreements (acordos de indenidade) with directors, members of the Fiscal Council and committees of the Company and its subsidiaries, as well as employees and representatives who legally act by delegation of the Company’s or its subsidiaries’ managers, as well as establish policy applicable to them. 4.6 To review and resolve on the change in the Company’s capital stock to reflect the increase approved by the Board of Directors at a meeting held on March 5, 2018 This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 9 4. Management’s Proposal on the Agenda 4.1. To review and resolve on the amendments to the Bylaws to conform them to the Novo Mercado (New Market Listing Regulation As a result of the enactment of the New Regulation of the Novo Mercado by B3 (“New Regulation”), listing segment of B3 in which the Company is included, the Management of Embraer proposes that the Bylaws be amended pursuant to the new applicable rules. 4.2. To review and resolve on the amendments to the Bylaws to conform them to the requirements set forth in the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM Embraer’s Management proposes to conform the Bylaws provisions with the requirements contained in the CVM Instruction 358/02, as well as in the Ofício-Circular/CVM/SEP/Nº3/2019. 4.3 To review and resolve on the changes in the Bylaws to the rules relating to (i the membership of the Board of Directors, (ii meetings of the Company’s management bodies, and (iii certain responsibilities of the Company’s management bodies The Board of Directors proposes that the membership of the Board of Directors be flexible, and it is the Shareholders’ Meeting responsibility to determine the number of its members, which may be comprised of at least 9 and at most 11 members. Additionally, in order to reinforce its commitment to constantly improve its governance, Management proposes changes to the rules pertaining to the meetings of the Company’s management bodies, as well as the modification of certain responsabilities of the management bodies, in order to optimize the company’s decision-making processes and governance. 4.4 To review and resolve on the amendments to the Bylaws in order to change the names and the membership of the advisory committees of the Board of Directors Embraer Management proposes to change the names of the advisory committees of the Board of Directors, so that the Human Resources Committee becomes the Personnel and Governance Committee and the Audit and Risk Committee becomes the Audit, Risk and Ethics Committee, as well as modify the membership of the advisory committees of the Board of Directors. 4.5 To review and resolve on the amendments to the Bylaws to include a rule on the possibility for the Company entering into indemnity agreements (acordos de indenidade In line with CVM Guideline 38, Embraer Management proposes to include a rule on the possibility for the Company to enter into indemnity agreements (acordos de indenidade) with directors, members of the Fiscal Council and committees of the Company and its subsidiaries, as well as employees and representatives who legally act by delegation of the Company’s or its subsidiaries’ managers, as well as establish policy applicable to them. 4.6 To review and resolve on the change in the Company’s capital stock to reflect the increase approved by the Board of Directors at a meeting held on March 5, 2018 This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

10 We also propose that the caption of Section 6 of the Company’s Bylaws be amended to reflect the capital increase approved by the Board of Directors, within the limit of authorized capital, at the meeting held on March 5, 2018. 4.7 To review and resolve on formal adjustments to the Bylaws The Board of Directors of Embraer proposes to approve extensive amendments to the Bylaws, contemplating the following changes: (a) to change all references to BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros, former name of B3 S.A. – Brasil, Bolsa, Balcão; and (b) other formal and editorial adjustments, as well as the renumbering and cross- referencing of provisions of the Company’s Bylaws when applicable. 4.8 To approve the restatement of the Bylaws resulting from the amendments approved in the items above The Board of Directors of Embraer proposes to restate the Company's Bylaws as a result of the amendments approved in the above items. Embraer’s Board of Directors recommends its shareholders to carefully review a copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes I and II to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No. 481/09. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 10 We also propose that the caption of Section 6 of the Company’s Bylaws be amended to reflect the capital increase approved by the Board of Directors, within the limit of authorized capital, at the meeting held on March 5, 2018. 4.7 To review and resolve on formal adjustments to the Bylaws The Board of Directors of Embraer proposes to approve extensive amendments to the Bylaws, contemplating the following changes: (a) to change all references to BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros, former name of B3 S.A. – Brasil, Bolsa, Balcão; and (b) other formal and editorial adjustments, as well as the renumbering and cross- referencing of provisions of the Company’s Bylaws when applicable. 4.8 To approve the restatement of the Bylaws resulting from the amendments approved in the items above The Board of Directors of Embraer proposes to restate the Company's Bylaws as a result of the amendments approved in the above items. Embraer’s Board of Directors recommends its shareholders to carefully review a copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes I and II to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No. 481/09. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

11 Annex I – PROPOSED BYLAWS (Pursuant to Section 11, item II, of CVM Instruction 481/09) This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 11 Annex I – PROPOSED BYLAWS (Pursuant to Section 11, item II, of CVM Instruction 481/09) This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

Annex I – Proposed Bylaws (Pursuant to Section 11, item I, of CVM Instruction No. 481/09) Bylaws of EMBRAER S.A. Article I Name, Principal Place of Business, Purpose and Duration Section 1 – Embraer S.A. (the “Company”) is a corporation governed by these Bylaws and the applicable law. Paragraph 1 – The Company was incorporated as a federal mixed-capital company (sociedade de economia mista) pursuant to an authorization under Decree-Law No. 770, of August 19, 1969, and was privatized in accordance with Law No. 8,031, of April 12, 1990, and Public Notice No. PND-A-05/94-EMBRAER issued by the Executive Committee of the Brazilian Privatization Program, published in the Official Gazette, Part 3, on April 4, 1994, pages 5,774 to 5,783. Paragraph 2 – Considering that the Company has joined the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA, Balcão (“Novo Mercado” and “B3,” respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the Fiscal Council fiscal council, when convened, are required to comply with the Novo Mercado BM&FBOVESPA Listing Regulations (“Novo Mercado Regulations”). Principal Place of Business Section 2 – The Company will have its principal place of business and headquarters in the City of São José dos Campos, State of São Paulo, and may incorporate companies and open branches and other offices as well as appoint agents or representatives anywhere in Brazil or abroad. Corporate Purpose Section 3 – The corporate purpose of the Company is as follows: I. to design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality; II. to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials; III. to contribute to the training of technical personnel as necessary for the aerospace industry; IV. to engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefor; V. to design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and VI. to conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Annex I – Proposed Bylaws (Pursuant to Section 11, item I, of CVM Instruction No. 481/09) Bylaws of EMBRAER S.A. Article I Name, Principal Place of Business, Purpose and Duration Section 1 – Embraer S.A. (the “Company”) is a corporation governed by these Bylaws and the applicable law. Paragraph 1 – The Company was incorporated as a federal mixed-capital company (sociedade de economia mista) pursuant to an authorization under Decree-Law No. 770, of August 19, 1969, and was privatized in accordance with Law No. 8,031, of April 12, 1990, and Public Notice No. PND-A-05/94-EMBRAER issued by the Executive Committee of the Brazilian Privatization Program, published in the Official Gazette, Part 3, on April 4, 1994, pages 5,774 to 5,783. Paragraph 2 – Considering that the Company has joined the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA, Balcão (“Novo Mercado” and “B3,” respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the Fiscal Council fiscal council, when convened, are required to comply with the Novo Mercado BM&FBOVESPA Listing Regulations (“Novo Mercado Regulations”). Principal Place of Business Section 2 – The Company will have its principal place of business and headquarters in the City of São José dos Campos, State of São Paulo, and may incorporate companies and open branches and other offices as well as appoint agents or representatives anywhere in Brazil or abroad. Corporate Purpose Section 3 – The corporate purpose of the Company is as follows: I. to design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality; II. to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials; III. to contribute to the training of technical personnel as necessary for the aerospace industry; IV. to engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefor; V. to design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and VI. to conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Principles Section 4 – The organization and operation of the Company will be guided by the following principles: I. the securities of the Company will be traded on domestic and/or international capital markets in compliance with all applicable regulatory requirements and the requirements of the supervisory institutions of such markets, in order to raise the necessary capital for the growth of the Company as well as preservation of its competitiveness and continuing existence; II. all shares of the capital stock of the Company will be common shares; III. with respect to the resolutions passed by the Shareholders’ Meetings: a) no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the shares of the capital stock; and b) foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of two-thirds (2/3) of all voting rights held by the Brazilian shareholders in attendance; IV. with due regard for the provisions of Section 54,56 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section; V. the resolutions and acts by the bodies of the Company listed in Section 9 hereof will be subject to a veto right of the Brazilian Federal Government; and VI. the Company shall not issue participation certificates (partes beneficiárias). Section 5 – The duration of the Company will be for an indefinite period of time. Article II Capital Stock and Shares Capital Stock Section 6 – The capital stock of the Company, which is fully subscribed to and paid in, is four five billion, seven hundred eighty one hundred fifty-nine million, six hundred seventeen thousand, fifty-two Brazilian Reais and forty-two centavos (R$4,789,617,052.42 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which with no par value. Paragraph 1 – At all times the capital stock of the Company will be divided into common shares only, no preferred shares being permitted. Paragraph 2 – The single Golden Share of the Brazilian Federal Government will be entitled to all prerogatives attached thereto for as long as such Golden Share is owned by the Brazilian Federal Government (pursuant to Section 8 of Law No. 9,491/97). Section 7 – According to Section 168 of Law No. 6,404, of December 15, 1976, as amended (“Law No. 6,404/76”) the capital stock of the Company may be increased up to one billion (1,000,000,000) common shares, by a resolution of the Board of Directors, irrespective of any amendment to these Bylaws. Paragraph 1 – It is incumbent on the Board of Directors to establish the number of shares to be issued and the price thereof, as well as the time and terms of payment; provided, however, that a subscription to be paid in kind will be contingent on approval of the relevant appraisal report by the Shareholders’ Meeting, as required by law. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Principles Section 4 – The organization and operation of the Company will be guided by the following principles: I. the securities of the Company will be traded on domestic and/or international capital markets in compliance with all applicable regulatory requirements and the requirements of the supervisory institutions of such markets, in order to raise the necessary capital for the growth of the Company as well as preservation of its competitiveness and continuing existence; II. all shares of the capital stock of the Company will be common shares; III. with respect to the resolutions passed by the Shareholders’ Meetings: a) no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the shares of the capital stock; and b) foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of two-thirds (2/3) of all voting rights held by the Brazilian shareholders in attendance; IV. with due regard for the provisions of Section 54,56 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section; V. the resolutions and acts by the bodies of the Company listed in Section 9 hereof will be subject to a veto right of the Brazilian Federal Government; and VI. the Company shall not issue participation certificates (partes beneficiárias). Section 5 – The duration of the Company will be for an indefinite period of time. Article II Capital Stock and Shares Capital Stock Section 6 – The capital stock of the Company, which is fully subscribed to and paid in, is four five billion, seven hundred eighty one hundred fifty-nine million, six hundred seventeen thousand, fifty-two Brazilian Reais and forty-two centavos (R$4,789,617,052.42 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which with no par value. Paragraph 1 – At all times the capital stock of the Company will be divided into common shares only, no preferred shares being permitted. Paragraph 2 – The single Golden Share of the Brazilian Federal Government will be entitled to all prerogatives attached thereto for as long as such Golden Share is owned by the Brazilian Federal Government (pursuant to Section 8 of Law No. 9,491/97). Section 7 – According to Section 168 of Law No. 6,404, of December 15, 1976, as amended (“Law No. 6,404/76”) the capital stock of the Company may be increased up to one billion (1,000,000,000) common shares, by a resolution of the Board of Directors, irrespective of any amendment to these Bylaws. Paragraph 1 – It is incumbent on the Board of Directors to establish the number of shares to be issued and the price thereof, as well as the time and terms of payment; provided, however, that a subscription to be paid in kind will be contingent on approval of the relevant appraisal report by the Shareholders’ Meeting, as required by law. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Paragraph 2 – Within the limit of the authorized capital, the Board of Directors will be free: a) to take action on the issuance of warrants, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares; b) in accordance with a plan approved by the Shareholders’ Meeting, to grant stock options to the directors, executive officers and employees of the Company or its controlled companies, the shareholders having no preemptive rights of purchase with respect to such shares; and c) to approve an increase of the capital stock by way of capitalization of earnings or reserves, with or without a stock dividend. Paragraph 3 – In the event of an issuance of shares in connection with an increase of the capital stock, where such shares will be placed through a sale on a stock exchange or a public offering, the preemptive rights of the existing shareholders may be excluded or the time limit for exercise of such rights may be reduced. Paragraph 4 – The provisions of this Section will also apply to an issuance of convertible debentures or warrants, unless these securities are offered as an additional advantage to subscribers of shares or convertible debentures. Form of Shares Section 8 – All shares of the Company will be in book-entry form and will be held in deposit accounts in the name of their owners with a financial institution authorized to operate by the Brazilian Securities Commission (Comissão de Valores Mobiliários, “CVM”), as selected by the Board of Executive Officers. Paragraph 1 – Such registrar of the book-entry shares will charge directly to the Company the cost of its services. Paragraph 2 – Such registrar will control the number of shares owned by Brazilian and foreign individuals and legal entities, with due regard for the provisions of Paragraph 2 of Section 10 hereof. Golden Share of the Brazilian Federal Government Section 9 – The Golden Share confers on the Brazilian Federal Government veto powers over the following matters: I. change in the name of the Company or its corporate purposes; II. modification and/or use of the Company’s logo; III. creation of and/or changes in military programs involving the Federative Republic of Brazil or otherwise; IV. technological training of third parties in connection with military programs; V. discontinuance of a supply of spare parts to service military aircraft; VI. change in a controlling interest in the Company; and VII. any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XIIIXII of Section 3941 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share. Paragraph 1 – The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section 5456 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share. Paragraph 2 – Subject to the provisions of Law No. 6,404/76 and Section 18, item III, of these Bylaws, the matters listed in this Section will fall within the decision-making authority of the Board of Directors of the Company and will be subject to the following procedures: This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Paragraph 2 – Within the limit of the authorized capital, the Board of Directors will be free: a) to take action on the issuance of warrants, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares; b) in accordance with a plan approved by the Shareholders’ Meeting, to grant stock options to the directors, executive officers and employees of the Company or its controlled companies, the shareholders having no preemptive rights of purchase with respect to such shares; and c) to approve an increase of the capital stock by way of capitalization of earnings or reserves, with or without a stock dividend. Paragraph 3 – In the event of an issuance of shares in connection with an increase of the capital stock, where such shares will be placed through a sale on a stock exchange or a public offering, the preemptive rights of the existing shareholders may be excluded or the time limit for exercise of such rights may be reduced. Paragraph 4 – The provisions of this Section will also apply to an issuance of convertible debentures or warrants, unless these securities are offered as an additional advantage to subscribers of shares or convertible debentures. Form of Shares Section 8 – All shares of the Company will be in book-entry form and will be held in deposit accounts in the name of their owners with a financial institution authorized to operate by the Brazilian Securities Commission (Comissão de Valores Mobiliários, “CVM”), as selected by the Board of Executive Officers. Paragraph 1 – Such registrar of the book-entry shares will charge directly to the Company the cost of its services. Paragraph 2 – Such registrar will control the number of shares owned by Brazilian and foreign individuals and legal entities, with due regard for the provisions of Paragraph 2 of Section 10 hereof. Golden Share of the Brazilian Federal Government Section 9 – The Golden Share confers on the Brazilian Federal Government veto powers over the following matters: I. change in the name of the Company or its corporate purposes; II. modification and/or use of the Company’s logo; III. creation of and/or changes in military programs involving the Federative Republic of Brazil or otherwise; IV. technological training of third parties in connection with military programs; V. discontinuance of a supply of spare parts to service military aircraft; VI. change in a controlling interest in the Company; and VII. any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XIIIXII of Section 3941 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share. Paragraph 1 – The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section 5456 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share. Paragraph 2 – Subject to the provisions of Law No. 6,404/76 and Section 18, item III, of these Bylaws, the matters listed in this Section will fall within the decision-making authority of the Board of Directors of the Company and will be subject to the following procedures: This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

I. the matter at hand will be the object of a resolution of the Board of Directors; II. if the matter at hand is approved by the Board of Directors, the Chairman of the Board will notify the director elected by the Brazilian Federal Government to either exercise his veto right or express his approval, within a period of 30 days from receipt of such notice; III. after expiration of the period mentioned in item II above, a new meeting of the Board of Directors will be convened: (i) to reconsider the resolution, if the Brazilian Federal Government exercised its veto right; or (ii) to confirm the resolution, if the Brazilian Federal Government expressed its approval or failed to voice an opinion within the period referred to above; and IV. if the resolution is confirmed by the Board of Directors, the matter at hand will be submitted to the Shareholders’ Meeting for approval, where so required by applicable legislation, at which time the Brazilian Federal Government may yet again exercise its veto power under this Section. Paragraph 3 – Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to veto by the Brazilian Federal Government, as holder of the golden share, must also be communicated in advance to the Ministry of the FinanceEconomy by notice given concurrently with the notice mentioned in item II above, and the Ministry of the Economy must make a statement on the matter within 30 days after receipt of the notice referred to in item II above. Article III Shareholders Brazilian Shareholders Section 10 – For the purposes of these Bylaws, the following are considered to be Brazilian shareholders (“Brazilian Shareholders”): I. individuals born or naturalized in Brazil, residing in Brazil or abroad; II. legal entities organized under Brazilian private law and having their management based in Brazil; provided that such entities: a) do not have a foreign controlling shareholder or parent company, unless the latter falls under letter “b” of this item I; and b) are controlled either directly or indirectly by one or more individuals as mentioned in item I; III. investment funds or investment clubs organized under the laws of Brazil and having their management based in Brazil; provided that their administrators and/or majority of its quota holders are individuals or entities as mentioned in items I or II. Paragraph 1 – The Company will keep a registry of its Brazilian Shareholders and Foreign Shareholders, as defined in this Section and Section 11 hereof. Paragraph 2 – A Brazilian Shareholder will be required to show evidence to the Company and the registrar of its book- entry shares that such Brazilian Shareholder meets the requirements of this Section, and only after such evidence is produced will the name of such Brazilian Shareholder be entered on the registry of Brazilian Shareholders. Foreign Shareholders Section 11 – For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) will be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well those that fail to show evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100I. the matter at hand will be the object of a resolution of the Board of Directors; II. if the matter at hand is approved by the Board of Directors, the Chairman of the Board will notify the director elected by the Brazilian Federal Government to either exercise his veto right or express his approval, within a period of 30 days from receipt of such notice; III. after expiration of the period mentioned in item II above, a new meeting of the Board of Directors will be convened: (i) to reconsider the resolution, if the Brazilian Federal Government exercised its veto right; or (ii) to confirm the resolution, if the Brazilian Federal Government expressed its approval or failed to voice an opinion within the period referred to above; and IV. if the resolution is confirmed by the Board of Directors, the matter at hand will be submitted to the Shareholders’ Meeting for approval, where so required by applicable legislation, at which time the Brazilian Federal Government may yet again exercise its veto power under this Section. Paragraph 3 – Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to veto by the Brazilian Federal Government, as holder of the golden share, must also be communicated in advance to the Ministry of the FinanceEconomy by notice given concurrently with the notice mentioned in item II above, and the Ministry of the Economy must make a statement on the matter within 30 days after receipt of the notice referred to in item II above. Article III Shareholders Brazilian Shareholders Section 10 – For the purposes of these Bylaws, the following are considered to be Brazilian shareholders (“Brazilian Shareholders”): I. individuals born or naturalized in Brazil, residing in Brazil or abroad; II. legal entities organized under Brazilian private law and having their management based in Brazil; provided that such entities: a) do not have a foreign controlling shareholder or parent company, unless the latter falls under letter “b” of this item I; and b) are controlled either directly or indirectly by one or more individuals as mentioned in item I; III. investment funds or investment clubs organized under the laws of Brazil and having their management based in Brazil; provided that their administrators and/or majority of its quota holders are individuals or entities as mentioned in items I or II. Paragraph 1 – The Company will keep a registry of its Brazilian Shareholders and Foreign Shareholders, as defined in this Section and Section 11 hereof. Paragraph 2 – A Brazilian Shareholder will be required to show evidence to the Company and the registrar of its book- entry shares that such Brazilian Shareholder meets the requirements of this Section, and only after such evidence is produced will the name of such Brazilian Shareholder be entered on the registry of Brazilian Shareholders. Foreign Shareholders Section 11 – For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) will be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well those that fail to show evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Shareholder Group Section 12 – For the purposes of these Bylaws, two or more shareholders of the Company will be considered to form a group of shareholders (each a “Shareholder Group”) if: I. such shareholders are parties to a voting agreements, either directly or through a parent company, a controlled company or a company under common control; II. one shareholder is directly or indirectly a controlling shareholder or parent company of the other shareholder(s); III. such shareholders are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves; or IV. such shareholders are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking having the same administrators or managers, or having administrators or managers that are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves. Paragraph 1 – In the case of investment funds having a common administrator, there shall be considered to form a Shareholder Group only those funds whose policies on investments and voting at Shareholders’ Meetings, according to the relevant Bylaws, fall under the discretionary duties of such common administrator. Paragraph 2 – For the purpose of these Bylaws, the holders of securities issued in connection with a Depositary Receipts program of the Company will not be considered a Shareholder Group, unless they fall within the provisions of the preceding items of this Section. Paragraph 3 – A Shareholder Group will be deemed to be foreign (a “Foreign Shareholder Group”) if one or more of its members is a Foreign Shareholder. Paragraph 4 – In addition to the foregoing provisions of this Section, there shall be deemed to be members of the same Shareholder Group, in any given Shareholders’ Meeting, any shareholders or Shareholder Groups that are represented by the same attorney-in-fact, executive officer, director or other representative, except for the holders of securities issued in connection with a Depositary Receipts program of the Company, when represented by the relevant Depositary Bank. Paragraph 5 – In the case of a shareholders’ agreement that regulates the exercise of voting rights, all signatories thereto will be deemed to be members of the same Shareholder Group, according to the terms of this Section, for the purpose of limitation of number of votes, as referred to in Section 14 hereof. Obligation to Disclose Section 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any acquisition of shares that exceeds 5% of capital stock of the Company, when added to the shares already owned negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively or multiples thereof. Paragraph 1 – The same requirement applies to the holders of convertible debentures and warrants carrying rights to acquire shares in the amounts mentioned in this Section. Paragraph 2 – A violation of the provisions of this Section will give rise to the penalties described in Section 16 below. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the 41803.00100 Portuguese version shall prevail. Shareholder Group Section 12 – For the purposes of these Bylaws, two or more shareholders of the Company will be considered to form a group of shareholders (each a “Shareholder Group”) if: I. such shareholders are parties to a voting agreements, either directly or through a parent company, a controlled company or a company under common control; II. one shareholder is directly or indirectly a controlling shareholder or parent company of the other shareholder(s); III. such shareholders are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves; or IV. such shareholders are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking having the same administrators or managers, or having administrators or managers that are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves. Paragraph 1 – In the case of investment funds having a common administrator, there shall be considered to form a Shareholder Group only those funds whose policies on investments and voting at Shareholders’ Meetings, according to the relevant Bylaws, fall under the discretionary duties of such common administrator. Paragraph 2 – For the purpose of these Bylaws, the holders of securities issued in connection with a Depositary Receipts program of the Company will not be considered a Shareholder Group, unless they fall within the provisions of the preceding items of this Section. Paragraph 3 – A Shareholder Group will be deemed to be foreign (a “Foreign Shareholder Group”) if one or more of its members is a Foreign Shareholder. Paragraph 4 – In addition to the foregoing provisions of this Section, there shall be deemed to be members of the same Shareholder Group, in any given Shareholders’ Meeting, any shareholders or Shareholder Groups that are represented by the same attorney-in-fact, executive officer, director or other representative, except for the holders of securities issued in connection with a Depositary Receipts program of the Company, when represented by the relevant Depositary Bank. Paragraph 5 – In the case of a shareholders’ agreement that regulates the exercise of voting rights, all signatories thereto will be deemed to be members of the same Shareholder Group, according to the terms of this Section, for the purpose of limitation of number of votes, as referred to in Section 14 hereof. Obligation to Disclose Section 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any acquisition of shares that exceeds 5% of capital stock of the Company, when added to the shares already owned negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively or multiples thereof. Paragraph 1 – The same requirement applies to the holders of convertible debentures and warrants carrying rights to acquire shares in the amounts mentioned in this Section. Paragraph 2 – A violation of the provisions of this Section will give rise to the penalties described in Section 16 below. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the 41803.00100 Portuguese version shall prevail.

Voting Rights Section 14 – Each common share will be entitled to one vote on the resolutions adopted at the Shareholders’ Meetings, subject to the following limitations: I. no shareholder or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the issued and outstanding shares of the Company; and II. the Foreign Shareholders, in the aggregate, may not cast at each Shareholders’ Meeting votes in excess of two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders in attendance. Sole Paragraph – Any votes that exceed the limits established in this Section will not be computed with respect to the resolutions of the Shareholders’ Meetings. Section 15 – For the purpose of the provision of item II of Section 14, after a Shareholders’ Meeting is called to order: I. the Chairman of the Meeting will compute based on the Shareholder Attendance List and will announce to the Meeting (as required by Section 22, Paragraph 3 below) the total number of votes that may be cast by the Brazilian Shareholders and the Foreign Shareholders in attendance, with due regard for the provisions of items I and II of Section 14; and II. if the total votes of the Foreign Shareholders exceed two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, then the number of votes of each Foreign Shareholder will be reduced on a pro rata basis from the excess percentage, so that the total votes of the Foreign Shareholders do not exceed the limit of 40% of the total votes that may be cast at the Shareholders’ Meeting. Paragraph 1 – In the case of Foreign Shareholders and Foreign Shareholder Groups, the limits mentioned above will be applied jointly and successively. Paragraph 2 – The Chairman of the Shareholders’ Meeting will announce the number of votes that may be cast by each shareholder in attendance, after application of the rules in Section 14 and this Section. Suspension of Rights Section 16 – The Shareholders’ Meeting may suspend the rights, including the voting rights, of a shareholder that fails to comply with any obligation imposed by law and the regulations issued thereunder, or these Bylaws, including the requirement to evidence Brazilian nationality as per Paragraph 2 of Section 10 hereof. Paragraph 1 – Such suspension of rights may be acted on by any Shareholders’ Meeting, whether annual or extraordinary; provided that the matter is included in the agenda of the Meeting. Paragraph 2 – The shareholders representing at least 5% of the capital stock of the Company may call a Shareholders’ Meeting, where the Board of Directors fails to comply, within eight days, with a request for a Shareholders’ Meeting indicating the breach of an obligation and the name of the breaching shareholder. Paragraph 3 – It will be incumbent on the Shareholders’ Meeting that approves suspension of the political rights of a shareholder to also define, inter alia, the scope and duration of such suspension, provided, however, that no suspension of the statutory rights to oversight and to request information will be permitted. Paragraph 4 – A suspension of rights will cease as soon as the obligation in question is fulfilled. Shareholders’ Agreement Section 17 – The Company will not file any shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Voting Rights Section 14 – Each common share will be entitled to one vote on the resolutions adopted at the Shareholders’ Meetings, subject to the following limitations: I. no shareholder or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the issued and outstanding shares of the Company; and II. the Foreign Shareholders, in the aggregate, may not cast at each Shareholders’ Meeting votes in excess of two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders in attendance. Sole Paragraph – Any votes that exceed the limits established in this Section will not be computed with respect to the resolutions of the Shareholders’ Meetings. Section 15 – For the purpose of the provision of item II of Section 14, after a Shareholders’ Meeting is called to order: I. the Chairman of the Meeting will compute based on the Shareholder Attendance List and will announce to the Meeting (as required by Section 22, Paragraph 3 below) the total number of votes that may be cast by the Brazilian Shareholders and the Foreign Shareholders in attendance, with due regard for the provisions of items I and II of Section 14; and II. if the total votes of the Foreign Shareholders exceed two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, then the number of votes of each Foreign Shareholder will be reduced on a pro rata basis from the excess percentage, so that the total votes of the Foreign Shareholders do not exceed the limit of 40% of the total votes that may be cast at the Shareholders’ Meeting. Paragraph 1 – In the case of Foreign Shareholders and Foreign Shareholder Groups, the limits mentioned above will be applied jointly and successively. Paragraph 2 – The Chairman of the Shareholders’ Meeting will announce the number of votes that may be cast by each shareholder in attendance, after application of the rules in Section 14 and this Section. Suspension of Rights Section 16 – The Shareholders’ Meeting may suspend the rights, including the voting rights, of a shareholder that fails to comply with any obligation imposed by law and the regulations issued thereunder, or these Bylaws, including the requirement to evidence Brazilian nationality as per Paragraph 2 of Section 10 hereof. Paragraph 1 – Such suspension of rights may be acted on by any Shareholders’ Meeting, whether annual or extraordinary; provided that the matter is included in the agenda of the Meeting. Paragraph 2 – The shareholders representing at least 5% of the capital stock of the Company may call a Shareholders’ Meeting, where the Board of Directors fails to comply, within eight days, with a request for a Shareholders’ Meeting indicating the breach of an obligation and the name of the breaching shareholder. Paragraph 3 – It will be incumbent on the Shareholders’ Meeting that approves suspension of the political rights of a shareholder to also define, inter alia, the scope and duration of such suspension, provided, however, that no suspension of the statutory rights to oversight and to request information will be permitted. Paragraph 4 – A suspension of rights will cease as soon as the obligation in question is fulfilled. Shareholders’ Agreement Section 17 – The Company will not file any shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Article IV Shareholders’ Meeting Authority Section 18 – In addition to the duties mentioned in Section 122 and other provisions of Law No. 6,404/76, the Shareholders’ Meeting will have sole authority to take the following actions: I. to elect and remove the members of the Board of Directors; II. to elect and remove the members of the Fiscal Council and to determine their compensation; III. when required by applicable legislation, to decide on the matters subject to the veto power of the Brazilian Federal Government as holder of the Golden Share, pursuant to Section 9 hereof; IV. to determine the aggregate annual compensation of the directors and executive officers of the Company; V. to decide on the proposed delisting of the Company from the Novo Mercado of BM&FBOVESPAB3; VI.V. to select the expert firm responsible for appraisal of the Company and preparation of the relevant report in those cases mentioned in Article VIII hereof; VII.VI. to approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof; VIII.VII.to attribute to directors and executive officers and/or employees of the Company profit sharing, subject to legal limits and the human resources policy of the Company; IX.VIII. to decide on any allocation of earnings and payment of dividends by the Company, as proposed by the management; X.IX. to elect the liquidator as well as the Fiscal Council that will operate during the period of liquidation of the Company; and X. to dismiss the requirement of conducting a tender offer to delist from the Novo Mercado. Sole Paragraph - The resolution referred to in item X of this Section must be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and if convened on second call, any number of shareholders representing outstanding shares may be in attendance. Notice Section 19 – The Shareholders’ Meetings will be called by the Board of Directors or, where so provided by law, by the shareholders or the Fiscal Council. Notice of the Shareholders’ Meetings will be given at least 30 days in advance, as counted from first publication of notice. If the Meeting is not held, a second notice will be published at least 15 days in advance. Qualification and Representation Section 20 – The shareholders present at a Shareholders’ Meeting must evidence their capacity as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11) by producing a valid identification document or lodging with the Company, no later than 48 hours prior to the time scheduled for the Shareholders’ Meeting, proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76. Paragraph 1 – The Company will waive submission of proof of ownership by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Article IV Shareholders’ Meeting Authority Section 18 – In addition to the duties mentioned in Section 122 and other provisions of Law No. 6,404/76, the Shareholders’ Meeting will have sole authority to take the following actions: I. to elect and remove the members of the Board of Directors; II. to elect and remove the members of the Fiscal Council and to determine their compensation; III. when required by applicable legislation, to decide on the matters subject to the veto power of the Brazilian Federal Government as holder of the Golden Share, pursuant to Section 9 hereof; IV. to determine the aggregate annual compensation of the directors and executive officers of the Company; V. to decide on the proposed delisting of the Company from the Novo Mercado of BM&FBOVESPAB3; VI.V. to select the expert firm responsible for appraisal of the Company and preparation of the relevant report in those cases mentioned in Article VIII hereof; VII.VI. to approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof; VIII.VII.to attribute to directors and executive officers and/or employees of the Company profit sharing, subject to legal limits and the human resources policy of the Company; IX.VIII. to decide on any allocation of earnings and payment of dividends by the Company, as proposed by the management; X.IX. to elect the liquidator as well as the Fiscal Council that will operate during the period of liquidation of the Company; and X. to dismiss the requirement of conducting a tender offer to delist from the Novo Mercado. Sole Paragraph - The resolution referred to in item X of this Section must be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and if convened on second call, any number of shareholders representing outstanding shares may be in attendance. Notice Section 19 – The Shareholders’ Meetings will be called by the Board of Directors or, where so provided by law, by the shareholders or the Fiscal Council. Notice of the Shareholders’ Meetings will be given at least 30 days in advance, as counted from first publication of notice. If the Meeting is not held, a second notice will be published at least 15 days in advance. Qualification and Representation Section 20 – The shareholders present at a Shareholders’ Meeting must evidence their capacity as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11) by producing a valid identification document or lodging with the Company, no later than 48 hours prior to the time scheduled for the Shareholders’ Meeting, proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76. Paragraph 1 – The Company will waive submission of proof of ownership by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Paragraph 2 – A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, provided that who must file the relevant proxy statement is filed with at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders’ Meeting. Quorum Section 21 – A Shareholders’ Meeting will be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance, with due regard for the provision in Paragraph 3 of Section 55 hereof. Shareholder Attendance Book Section 22 – Before the proceedings at a Shareholders’ Meeting are opened, the shareholders will sign the “Shareholder Attendance Book”, with an indication of their name and domicile, number of shares owned, and their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11). Paragraph 1 – The list of shareholders present will be closed by the Chairman of the Shareholders’ Meeting once the Meeting is called to order. Paragraph 2 – The shareholders that arrive at a Shareholders’ Meeting after the attendance list is closed may participate in the meeting, but will not be entitled to vote on any of its resolutions. Additionally, their shares will not be counted to determine the total votes attributed to the Brazilian Shareholders and the Foreign Shareholders. Paragraph 3 – After the list of shareholders is closed, the Chairman of the Meeting will announce the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, in keeping with the provisions of Sections 14 and 15 hereof. Presiding Officers Section 23 – The proceedings of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors or, in his absence or impediment, by the Vice Chairman of the Board; in the case of absence or impediment of both of them, a shareholder elected by the Shareholders’ Meeting from among those present will act as Chairman. Paragraph 1 – The Secretary of the Shareholders’ Meeting will be selected by the Chairman. Paragraph 2 – The Investor Relations Officer or his designee will necessarily attend all Shareholders’ Meetings in order to provide any clarification and information to the shareholders and the Presiding Officers about the affairs falling within his duties under these Bylaws. Notwithstanding the foregoing, it will be solely incumbent on the Chairman of the meeting, with due regard for the rules established in these Bylaws, to make any decisions concerning the number of votes of each shareholder or the qualification of each shareholder as a Brazilian Shareholder or a Foreign Shareholder. Voting Section 24 – With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof. Sole Paragraph – The Shareholders’ Meeting will only take action on the matters expressly contemplated in the agenda for the meeting, as set forth in the relevant notice, but no matter may be acted upon under a general item contained in the agenda. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Paragraph 2 – A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, provided that who must file the relevant proxy statement is filed with at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders’ Meeting. Quorum Section 21 – A Shareholders’ Meeting will be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance, with due regard for the provision in Paragraph 3 of Section 55 hereof. Shareholder Attendance Book Section 22 – Before the proceedings at a Shareholders’ Meeting are opened, the shareholders will sign the “Shareholder Attendance Book”, with an indication of their name and domicile, number of shares owned, and their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11). Paragraph 1 – The list of shareholders present will be closed by the Chairman of the Shareholders’ Meeting once the Meeting is called to order. Paragraph 2 – The shareholders that arrive at a Shareholders’ Meeting after the attendance list is closed may participate in the meeting, but will not be entitled to vote on any of its resolutions. Additionally, their shares will not be counted to determine the total votes attributed to the Brazilian Shareholders and the Foreign Shareholders. Paragraph 3 – After the list of shareholders is closed, the Chairman of the Meeting will announce the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, in keeping with the provisions of Sections 14 and 15 hereof. Presiding Officers Section 23 – The proceedings of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors or, in his absence or impediment, by the Vice Chairman of the Board; in the case of absence or impediment of both of them, a shareholder elected by the Shareholders’ Meeting from among those present will act as Chairman. Paragraph 1 – The Secretary of the Shareholders’ Meeting will be selected by the Chairman. Paragraph 2 – The Investor Relations Officer or his designee will necessarily attend all Shareholders’ Meetings in order to provide any clarification and information to the shareholders and the Presiding Officers about the affairs falling within his duties under these Bylaws. Notwithstanding the foregoing, it will be solely incumbent on the Chairman of the meeting, with due regard for the rules established in these Bylaws, to make any decisions concerning the number of votes of each shareholder or the qualification of each shareholder as a Brazilian Shareholder or a Foreign Shareholder. Voting Section 24 – With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof. Sole Paragraph – The Shareholders’ Meeting will only take action on the matters expressly contemplated in the agenda for the meeting, as set forth in the relevant notice, but no matter may be acted upon under a general item contained in the agenda. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Article V Board of Directors, Board of Executive Officers and Fiscal Council Management of the Company Section 25 – The management bodies of the Company are the Board of Directors and the Board of Executive Officers. Sole Paragraph – The Board of Directors is the collegiate decision-making body of the Company, while representation of the Company will be incumbent on the executive officers only. Acceptance of Office Section 26 – The directors, executive officers and members of the Fiscal Council will take office by executing a deed of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be, and executing a Manager Consent or Member of Fiscal Council Consent, as mentioned in the Novo Mercado Regulations, in compliance with the applicable provisions of law. Part I Board of Directors Composition Section 27 – The Board of Directors will be composed of at least nine and no more than eleven 11 members, all of whom will be elected by the Shareholders’ Meeting for a unified two years term, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below. Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share is entitled to elect one acting Board member and his alternate. Paragraph 2 – The employees of the Company will be entitled to elect, by separate vote, two acting Board members and their alternates as follows: one Board member and his alternate will be appointed by the Employee Investment Club of the Company (CIEMB - Clube de Investimentos dos Empregados da Embraer), and one Board member and his alternate will be appointed by the non-shareholder employees of the Company. Paragraph 3 – The remaining eight Board members will be elected by the other shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It will be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of Board members, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32). Paragraph 4 – Subject to the introduction and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office will be determined at the Shareholders’ Meeting whose agenda includes the election of members of the Board of Directors. Paragraph 45 – No member of the Board of Directors may hold a position as executive officer of the Company. Paragraph 56 - At least two (2) or twenty percent (20%), whichever is higher, of the directors shall be Independent Directors, as defined in the Novo Mercado Regulations. and expressly acknowledged as such in the minutes of tThe candidates for the Board of Directors will be determined as independent in the Shareholders’ Meeting that elects them such directors, and in the case there is a controlling shareholder, they will also be deemed independent director(s) any director(s) elected under the permission in, if elected pursuant to Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof. Paragraph 67 – Where compliance with the percentage in If the calculation of the percentage referred to in the preceding Paragraph results in a fractional number of directors, the rounding procedure set forth in the Novo Mercado Regulations will be adopted this percentage will be rounded up to the next whole number. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Article V Board of Directors, Board of Executive Officers and Fiscal Council Management of the Company Section 25 – The management bodies of the Company are the Board of Directors and the Board of Executive Officers. Sole Paragraph – The Board of Directors is the collegiate decision-making body of the Company, while representation of the Company will be incumbent on the executive officers only. Acceptance of Office Section 26 – The directors, executive officers and members of the Fiscal Council will take office by executing a deed of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be, and executing a Manager Consent or Member of Fiscal Council Consent, as mentioned in the Novo Mercado Regulations, in compliance with the applicable provisions of law. Part I Board of Directors Composition Section 27 – The Board of Directors will be composed of at least nine and no more than eleven 11 members, all of whom will be elected by the Shareholders’ Meeting for a unified two years term, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below. Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share is entitled to elect one acting Board member and his alternate. Paragraph 2 – The employees of the Company will be entitled to elect, by separate vote, two acting Board members and their alternates as follows: one Board member and his alternate will be appointed by the Employee Investment Club of the Company (CIEMB - Clube de Investimentos dos Empregados da Embraer), and one Board member and his alternate will be appointed by the non-shareholder employees of the Company. Paragraph 3 – The remaining eight Board members will be elected by the other shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It will be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of Board members, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32). Paragraph 4 – Subject to the introduction and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office will be determined at the Shareholders’ Meeting whose agenda includes the election of members of the Board of Directors. Paragraph 45 – No member of the Board of Directors may hold a position as executive officer of the Company. Paragraph 56 - At least two (2) or twenty percent (20%), whichever is higher, of the directors shall be Independent Directors, as defined in the Novo Mercado Regulations. and expressly acknowledged as such in the minutes of tThe candidates for the Board of Directors will be determined as independent in the Shareholders’ Meeting that elects them such directors, and in the case there is a controlling shareholder, they will also be deemed independent director(s) any director(s) elected under the permission in, if elected pursuant to Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof. Paragraph 67 – Where compliance with the percentage in If the calculation of the percentage referred to in the preceding Paragraph results in a fractional number of directors, the rounding procedure set forth in the Novo Mercado Regulations will be adopted this percentage will be rounded up to the next whole number. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Section 28 – The Board of Directors will have a Chairman and a Vice Chairman, who will be selected elected by the Shareholders’ Meeting shortly after election of the Board members. Section 29 – The replacement of the members of the Board of Directors in the case of absence, impediment or as a result of a vacancy will be conducted as follows: I. except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect to any office of director, the remaining members of up to two directors, the Board of Directors will continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors will appoint the substitute(s) that will serve until the next Shareholders’ Meeting, at which time the replacement(s) will be elected. In the event of vacancy with respect to more than two directors will appoint a substitute that will serve until the next, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), and no more than two seats in the Board of Directors can remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting, at which time a replacement will be must be called to elect their substitutes. In all cases, substitutes must serve for the remaining terms of office of the directors they replaced; II. in the event of temporary absence or impediment of the Chairman of the Board, his duties will be discharged by the Vice Chairman of the Board on a temporary basis; III. in the event of a vacancy in the office of the Chairman of the Board of Directors, the Vice Chairman of the Board will serve as Chairman of the Board for the unexpired term of office, and the remaining members of the Board of Directors will promptly appoint a new Vice Chairman of the Board, who will discharge his duties until the next following Shareholders’ Meeting, at which time a replacement will be elected; IV. in the event of impediment of any acting director referred to in Paragraphs 1 and 2 of Section 27, his alternate will serve until such time as the impediment will have ceased; V. in the event of a vacancy with respect to any acting director referred to in Paragraphs 1 and 2 of Section 27, his alternate will serve until the next following Shareholders’ Meeting, which will elect a replacement; and VI. in the event of a cumulative vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board will promptly call a Shareholders’ Meeting to fill the vacant positions. Members of the Board of Directors Section 30 – The members of the Board of Directors must be persons of upstanding reputation and, unless a waiver is given by the Shareholders’ Meeting, may not: I. hold positions in companies that could be regarded as competitors of the Company; or II. have or represent interests that conflict with those of the Company. Paragraph 1 – For the purpose of the provision in Section 115 of Law No. 6,404/76, a vote cast by a shareholder for election of a Board member that does not meet the requirements of this Section will be deemed an abusive vote. Paragraph 2 – No member of the Board of Directors may have access to information, participate in Board meetings or cast a vote where such member has or represents interests that conflict with those of the Company. Paragraph 3 – With regard to the election of the members of the Board of Directors pursuant to Paragraph 3 of Section 27, regardless of the election process to be adopted (Section 31 or Section 32), any shareholder that wishes to nominate a slate of candidates, in the event of election by slate of candidates, or one candidate, in the event of the adoption of the multiple voting process, that is not a member of the Board of Directors or the slate of candidates appointed by the Board of Directors shall notify the Company of this in writing, within 10 days before the occurrence of the Shareholders’ This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Section 28 – The Board of Directors will have a Chairman and a Vice Chairman, who will be selected elected by the Shareholders’ Meeting shortly after election of the Board members. Section 29 – The replacement of the members of the Board of Directors in the case of absence, impediment or as a result of a vacancy will be conducted as follows: I. except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect to any office of director, the remaining members of up to two directors, the Board of Directors will continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors will appoint the substitute(s) that will serve until the next Shareholders’ Meeting, at which time the replacement(s) will be elected. In the event of vacancy with respect to more than two directors will appoint a substitute that will serve until the next, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), and no more than two seats in the Board of Directors can remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting, at which time a replacement will be must be called to elect their substitutes. In all cases, substitutes must serve for the remaining terms of office of the directors they replaced; II. in the event of temporary absence or impediment of the Chairman of the Board, his duties will be discharged by the Vice Chairman of the Board on a temporary basis; III. in the event of a vacancy in the office of the Chairman of the Board of Directors, the Vice Chairman of the Board will serve as Chairman of the Board for the unexpired term of office, and the remaining members of the Board of Directors will promptly appoint a new Vice Chairman of the Board, who will discharge his duties until the next following Shareholders’ Meeting, at which time a replacement will be elected; IV. in the event of impediment of any acting director referred to in Paragraphs 1 and 2 of Section 27, his alternate will serve until such time as the impediment will have ceased; V. in the event of a vacancy with respect to any acting director referred to in Paragraphs 1 and 2 of Section 27, his alternate will serve until the next following Shareholders’ Meeting, which will elect a replacement; and VI. in the event of a cumulative vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board will promptly call a Shareholders’ Meeting to fill the vacant positions. Members of the Board of Directors Section 30 – The members of the Board of Directors must be persons of upstanding reputation and, unless a waiver is given by the Shareholders’ Meeting, may not: I. hold positions in companies that could be regarded as competitors of the Company; or II. have or represent interests that conflict with those of the Company. Paragraph 1 – For the purpose of the provision in Section 115 of Law No. 6,404/76, a vote cast by a shareholder for election of a Board member that does not meet the requirements of this Section will be deemed an abusive vote. Paragraph 2 – No member of the Board of Directors may have access to information, participate in Board meetings or cast a vote where such member has or represents interests that conflict with those of the Company. Paragraph 3 – With regard to the election of the members of the Board of Directors pursuant to Paragraph 3 of Section 27, regardless of the election process to be adopted (Section 31 or Section 32), any shareholder that wishes to nominate a slate of candidates, in the event of election by slate of candidates, or one candidate, in the event of the adoption of the multiple voting process, that is not a member of the Board of Directors or the slate of candidates appointed by the Board of Directors shall notify the Company of this in writing, within 10 days before the occurrence of the Shareholders’ This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Meeting, indicating the name, qualifications and professional résumé of each one and attaching to the notification a certificate signed by the candidate attesting his/her acceptance to run for office. The Company will publish up to eight days before the date of the Shareholders’ Meetings, an announcement informing the shareholders the location where they may obtain the list of all the candidates proposed in the terms of this Paragraph and a copy of his or her qualifications and professional résumés.  Election by Slate Section 31 – Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 shall be conducted according to a slate system, whereby no vote may be cast for an individual candidate. Paragraph 1 – In the case of an election as referred to in this Section 31, the Board of Directors will nominate a slate of candidates, provided that the management of the Company, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, will send to the Stock Exchange stock exchange, will post on the Company’s website and will make available to the shareholders at the Company’s principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting Board members listed on the slate referred to in this Paragraph. Paragraph 2 – Any other shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules: a) the proposal should be notified in writing to the Company, up to 10 days before the date on which the Shareholders’ Meeting is held, provided, further, that the same shareholder or group of shareholders may not submit more than one slate; b) the notice should contain indicate the names of the candidates for the slate and, for members who arewill not be members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice should indicate the respective qualification and professional résumés, executed instrument certifying acceptance to run in the election, as well as other information and documents mentioned in Paragraph 3 of Section 30, with an indication of the members required by applicable law; c) up to eight days before the date of the Shareholders’ Meeting, the Company will publish a notice informing the place where the shareholders may obtain a copy of the proposed slate and a copy of the qualification and professional résumés of the candidates, such notice to be posted on the Company’s website as well. Paragraph 3 – The name of a same person may appear in two or more slates, including the slate mentioned in Paragraph 1. Paragraph 4 – Each shareholder may only vote for one slate, and all votes will be computed with due regard for the limitations provided for in Sections 14 and 15 hereof. The candidates in the slate receiving the largest number of votes at the Shareholders’ Meeting will be elected. Election by Cumulative Voting Section 32 – In connection with the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock will be free to request the adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting. Paragraph 1 – Promptly upon receiving such a request, the Company will publish a notice to the shareholders communicating that the election will be conducted according to the method of cumulative voting. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Meeting, indicating the name, qualifications and professional résumé of each one and attaching to the notification a certificate signed by the candidate attesting his/her acceptance to run for office. The Company will publish up to eight days before the date of the Shareholders’ Meetings, an announcement informing the shareholders the location where they may obtain the list of all the candidates proposed in the terms of this Paragraph and a copy of his or her qualifications and professional résumés. Election by Slate Section 31 – Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 shall be conducted according to a slate system, whereby no vote may be cast for an individual candidate. Paragraph 1 – In the case of an election as referred to in this Section 31, the Board of Directors will nominate a slate of candidates, provided that the management of the Company, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, will send to the Stock Exchange stock exchange, will post on the Company’s website and will make available to the shareholders at the Company’s principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting Board members listed on the slate referred to in this Paragraph. Paragraph 2 – Any other shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules: a) the proposal should be notified in writing to the Company, up to 10 days before the date on which the Shareholders’ Meeting is held, provided, further, that the same shareholder or group of shareholders may not submit more than one slate; b) the notice should contain indicate the names of the candidates for the slate and, for members who arewill not be members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice should indicate the respective qualification and professional résumés, executed instrument certifying acceptance to run in the election, as well as other information and documents mentioned in Paragraph 3 of Section 30, with an indication of the members required by applicable law; c) up to eight days before the date of the Shareholders’ Meeting, the Company will publish a notice informing the place where the shareholders may obtain a copy of the proposed slate and a copy of the qualification and professional résumés of the candidates, such notice to be posted on the Company’s website as well. Paragraph 3 – The name of a same person may appear in two or more slates, including the slate mentioned in Paragraph 1. Paragraph 4 – Each shareholder may only vote for one slate, and all votes will be computed with due regard for the limitations provided for in Sections 14 and 15 hereof. The candidates in the slate receiving the largest number of votes at the Shareholders’ Meeting will be elected. Election by Cumulative Voting Section 32 – In connection with the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock will be free to request the adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting. Paragraph 1 – Promptly upon receiving such a request, the Company will publish a notice to the shareholders communicating that the election will be conducted according to the method of cumulative voting. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Paragraph 2 – After the Shareholders’ Meeting is called to order, the Presiding Officers will determine, based on the Brazilian Shareholders and the Foreign Shareholders that have signed the Shareholder Attendance Book and the number of their shares, the number of votes that each Brazilian or foreign shareholder may cast, subject to the following rules: a) firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Company’s capital stock as many votes as correspond to the number of members of the Board of Directors to be elected; and b) secondly, if the aggregate votes of the Foreign Shareholders exceed two-thirds (2/3) of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to make them compliant with the limit in item II of Section 14. Paragraph 3 – The following persons may be candidates for positions on the Board of Directors: a) the persons on the slates referred to in Paragraphs 1 and 2 of Section 31; and b) a candidate that is nominated by any shareholder and is not a member of the Board of Directors pursuant to Paragraph 3 of Section 30 of the proposed slate must send his or her qualifications and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations. Paragraph 4 – Each shareholder will have the right to give the votes ascribed to him pursuant to Paragraph 2 to a single candidate, or to distribute such votes among several candidates. The members that receive the largest number of votes will be elected. Paragraph 5 – Any offices that fail to be filled due to a tie vote will be up for a new vote, according to the same method but adjusted for the number of votes that each shareholder will be entitled to cast given the number of positions to be filled. Paragraph 6 – Whenever an election is conducted according to the foregoing method, removal of any Board member by the Shareholders’ Meeting will entail removal of all other members and the holding of a new election; if a vacancy occurs for any other reasons, the following Shareholders’ Meeting will hold a new election of the entire Board. Paragraph 7 – Paragraph 4 of Section 141 of Law No. 6,404/76 will only be applicable if the Company has a controlling shareholder. Authority Section 33 – It is incumbent on the Board of Directors: I. to establish the general business policies of the Company; II. to elect and remove the executive officers of the Company and to establish their duties, in keeping with the provisions of these Bylaws; III. to designate from among the executive officers of the Company, the officer that will serve as the Investor Relations Officer, pursuant to the regulations issued by the CVM; IV. to oversee the performance of the executive officers of the Company, to examine at any time the corporate books and documents, and to request information on agreements entered into or about to be entered into and any other acts; V. to review the quarterly results of the operations of the Company; This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Paragraph 2 – After the Shareholders’ Meeting is called to order, the Presiding Officers will determine, based on the Brazilian Shareholders and the Foreign Shareholders that have signed the Shareholder Attendance Book and the number of their shares, the number of votes that each Brazilian or foreign shareholder may cast, subject to the following rules: a) firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Company’s capital stock as many votes as correspond to the number of members of the Board of Directors to be elected; and b) secondly, if the aggregate votes of the Foreign Shareholders exceed two-thirds (2/3) of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to make them compliant with the limit in item II of Section 14. Paragraph 3 – The following persons may be candidates for positions on the Board of Directors: a) the persons on the slates referred to in Paragraphs 1 and 2 of Section 31; and b) a candidate that is nominated by any shareholder and is not a member of the Board of Directors pursuant to Paragraph 3 of Section 30 of the proposed slate must send his or her qualifications and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations. Paragraph 4 – Each shareholder will have the right to give the votes ascribed to him pursuant to Paragraph 2 to a single candidate, or to distribute such votes among several candidates. The members that receive the largest number of votes will be elected. Paragraph 5 – Any offices that fail to be filled due to a tie vote will be up for a new vote, according to the same method but adjusted for the number of votes that each shareholder will be entitled to cast given the number of positions to be filled. Paragraph 6 – Whenever an election is conducted according to the foregoing method, removal of any Board member by the Shareholders’ Meeting will entail removal of all other members and the holding of a new election; if a vacancy occurs for any other reasons, the following Shareholders’ Meeting will hold a new election of the entire Board. Paragraph 7 – Paragraph 4 of Section 141 of Law No. 6,404/76 will only be applicable if the Company has a controlling shareholder. Authority Section 33 – It is incumbent on the Board of Directors: I. to establish the general business policies of the Company; II. to elect and remove the executive officers of the Company and to establish their duties, in keeping with the provisions of these Bylaws; III. to designate from among the executive officers of the Company, the officer that will serve as the Investor Relations Officer, pursuant to the regulations issued by the CVM; IV. to oversee the performance of the executive officers of the Company, to examine at any time the corporate books and documents, and to request information on agreements entered into or about to be entered into and any other acts; V. to review the quarterly results of the operations of the Company; This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

VI. to review the management report and the accounts of the Board of Executive Officers, and to make a decision regarding their submission to the Shareholders’ Meeting; VII. to call on the independent auditors in order to provide clarification on the affairs of the Company, as deemed necessary; VIII. to call the Annual Shareholders’ Meeting and, where appropriate, the Extraordinary Shareholders’ Meeting; IX. to approve annual and multiannual budgets, strategic plans, expansion programs and investment programs of the Company, as well as to monitor their implementation; X. to review the matters subject to the veto power of the Brazilian Federal Government and to submit such matters to the Shareholders’ Meeting for its consideration, where required by Law No. 6,404/76; XI. to issue a prior opinion on any matter to be submitted to the Shareholders’ Meeting; XII. to take action on: a) the issuance of shares of the authorized capital, subject to the provisions of Section 7 and its Paragraph 1; b) the issuance of warrants and the grant of stock options, subject to the provisions of Paragraph 2 of Section 7 and the relevant plan approved by the Shareholders’ Meeting; or c) the acquisition by the Company of shares of its own capital stock to be kept as treasury shares or for subsequent cancellation or disposal; XIII. to approve the disposal or encumbrance of fixed assets having a value in excess of one percent (1%) of the Shareholder’s Equity of the Company as shown in the latest consolidated financial statements of the Company released prior to the resolution of the Board of Directors in question, by way of a Standard Financial Statement Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent; XIV. to take action on the issuance by the Company of non-convertible ordinary unsecured debentures, pursuant to prevailing regulations; XV. to authorize the issuance by the Company of credit instruments for the raising of money, such as bonds, notes, commercial papers and other instruments, according to usual market practices, and to establish the terms for issuance and redemption of such instruments; XVI. to approve the formation and closing down of companies and directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or entities of any nature, as well as the direct holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad, and the sale of such ownership interest; XVII. to authorize the Company to extend financing and/or offer security or guarantee obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, suretyship, expense, advance or credit offer in benefit of third parties, with due regard for without prejudice to the provisions of item XIIXI of Section 39,41 below; XVIII. to open and close operating units of the Company; XVIIIXIX. to approve the policy the following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits; This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100VI. to review the management report and the accounts of the Board of Executive Officers, and to make a decision regarding their submission to the Shareholders’ Meeting; VII. to call on the independent auditors in order to provide clarification on the affairs of the Company, as deemed necessary; VIII. to call the Annual Shareholders’ Meeting and, where appropriate, the Extraordinary Shareholders’ Meeting; IX. to approve annual and multiannual budgets, strategic plans, expansion programs and investment programs of the Company, as well as to monitor their implementation; X. to review the matters subject to the veto power of the Brazilian Federal Government and to submit such matters to the Shareholders’ Meeting for its consideration, where required by Law No. 6,404/76; XI. to issue a prior opinion on any matter to be submitted to the Shareholders’ Meeting; XII. to take action on: a) the issuance of shares of the authorized capital, subject to the provisions of Section 7 and its Paragraph 1; b) the issuance of warrants and the grant of stock options, subject to the provisions of Paragraph 2 of Section 7 and the relevant plan approved by the Shareholders’ Meeting; or c) the acquisition by the Company of shares of its own capital stock to be kept as treasury shares or for subsequent cancellation or disposal; XIII. to approve the disposal or encumbrance of fixed assets having a value in excess of one percent (1%) of the Shareholder’s Equity of the Company as shown in the latest consolidated financial statements of the Company released prior to the resolution of the Board of Directors in question, by way of a Standard Financial Statement Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent; XIV. to take action on the issuance by the Company of non-convertible ordinary unsecured debentures, pursuant to prevailing regulations; XV. to authorize the issuance by the Company of credit instruments for the raising of money, such as bonds, notes, commercial papers and other instruments, according to usual market practices, and to establish the terms for issuance and redemption of such instruments; XVI. to approve the formation and closing down of companies and directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or entities of any nature, as well as the direct holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad, and the sale of such ownership interest; XVII. to authorize the Company to extend financing and/or offer security or guarantee obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, suretyship, expense, advance or credit offer in benefit of third parties, with due regard for without prejudice to the provisions of item XIIXI of Section 39,41 below; XVIII. to open and close operating units of the Company; XVIIIXIX. to approve the policy the following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits; This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

XIXXX. to authorize a transfer of corporate funds to employee associations, charitable, recreational and private pension entities, as well as any donation of corporate funds to a third party; XXXXI. to select and remove the Company’s independent auditors; XXIXXII. to approve the execution of any agreements or transactions of any kind involving, on the one part, the Company and, on the other part: (i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any directors or executive officers of the Company, or their spouses and relatives up to the 4th degree of kinship; or (iii) any companies controlling, controlled by or under common control with or affiliated with any one of the parties mentioned in clauses (i) and (ii); XXII. To define the list of three expert firms from which the Shareholders’ Meeting will select the firm that will make an economic appraisal of the Company and will prepare the required report, in those cases mentioned in Articles VII and VIII hereof; XXIII. to issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the interests of the Company and the interests of shareholders and the liquidity of their securities; (ii) the impact of the tender offer on the interests of the Company;, including in connection with the price and potential impacts on the liquidity of the shares; (ii) the strategic plans announced by the offeror with respect to the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant, as well as any information required by the applicable rules issued by CVM; XXIV. with due regard for the provisions of these Bylaws and prevailing legislation, to provide for the orderly conduct of the proceedings of the Board of Directors, and to approve the internal regulations of the Board of Directors and its advisory committees; XXV. to regulate the activities of the Company and to take responsibility for all matters that do not fall within the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers; XXVI. to elect the members of statutory advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors; XXVII. to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including suretyship, expense, advance or credit offer in benefit of its controlled companies, specific purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent; and XXVIII. pass a resolution on the execution of indemnity agreements (acordos de indenidade) by the Company, as well as the establishment of the policy applicable to such indemnity agreements (acordos de indenidade), pursuant to Section 63. Paragraph 1 – The removal of an executive officer will require an affirmative vote of at least seven directors. Paragraph 2 – Subject to any limitations imposed by the Shareholders’ Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each committee member (Sections 34 and 35 to 37), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100XIXXX. to authorize a transfer of corporate funds to employee associations, charitable, recreational and private pension entities, as well as any donation of corporate funds to a third party; XXXXI. to select and remove the Company’s independent auditors; XXIXXII. to approve the execution of any agreements or transactions of any kind involving, on the one part, the Company and, on the other part: (i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any directors or executive officers of the Company, or their spouses and relatives up to the 4th degree of kinship; or (iii) any companies controlling, controlled by or under common control with or affiliated with any one of the parties mentioned in clauses (i) and (ii); XXII. To define the list of three expert firms from which the Shareholders’ Meeting will select the firm that will make an economic appraisal of the Company and will prepare the required report, in those cases mentioned in Articles VII and VIII hereof; XXIII. to issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the interests of the Company and the interests of shareholders and the liquidity of their securities; (ii) the impact of the tender offer on the interests of the Company;, including in connection with the price and potential impacts on the liquidity of the shares; (ii) the strategic plans announced by the offeror with respect to the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant, as well as any information required by the applicable rules issued by CVM; XXIV. with due regard for the provisions of these Bylaws and prevailing legislation, to provide for the orderly conduct of the proceedings of the Board of Directors, and to approve the internal regulations of the Board of Directors and its advisory committees; XXV. to regulate the activities of the Company and to take responsibility for all matters that do not fall within the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers; XXVI. to elect the members of statutory advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors; XXVII. to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including suretyship, expense, advance or credit offer in benefit of its controlled companies, specific purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent; and XXVIII. pass a resolution on the execution of indemnity agreements (acordos de indenidade) by the Company, as well as the establishment of the policy applicable to such indemnity agreements (acordos de indenidade), pursuant to Section 63. Paragraph 1 – The removal of an executive officer will require an affirmative vote of at least seven directors. Paragraph 2 – Subject to any limitations imposed by the Shareholders’ Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each committee member (Sections 34 and 35 to 37), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Paragraph 3 – It will be incumbent on the Chairman of the Board of Directors, in addition to his or her other duties provided for in these Bylaws, to call and preside over the meetings of the Board of Directors and the Shareholders’ Meetings. Committees of the Board of Directors Section 34 – The Board of Directors will appoint a standing Strategy Committee, a standing Human Resources Personnel and Governance Committee and a standing Audit and Risk and Ethics Committee, permanent, each comprised of up to 5 members, having no decision-making or managerial authority, in order to assist the Board in the performance of its functions. Paragraph 1 – They may be nominated for the The Strategy Committees and the Human Resources members Personnel and Governance Committee will comprise of up to five members, most of whom must be independent members of the Board of Directors or Board of Executive Officers of the Company. Paragraph 2 – In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. Paragraph 23 – The members of the Board of Directors appointed as members of these bodies and the Audit, Risk and Ethics Committee may combine the compensation for each position so held. Section 35 – The Audit and Risk, Risk and Ethics Committee, an internal advisory body to the Board of Directors, will perform the functions of an “Audit Committee” for the purposes of U.S. legislation, particularly the Sarbanes-Oxley Act. Paragraph 1 – The Audit, Risks, Risk and Ethics Committee comprises at least three (3) and no more than five (5) members, of which the majority of its members must be independent members of the Board of Directors, at least one (1) must be an external member (“External Member”), pursuant to Paragraph 4 of this of this section and one (1) must have acknowledged experience in corporate accounting matters. Paragraph 2 – One member of the Audit, Risk and Ethics Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters. Paragraph 3 –The Audit, Risk and Ethics Committee shall be coordinated by one of the independent members of the Board of Directors that will join the referenced Committee. The Activities of the Committee Coordinator will be set forth in the committee’s internal regulations, approved by the Board of Directors. Paragraph 4 – The External Member of the Audit, Risk and Ethics Committee shall meet the following requirements: a) not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies; b) have an upstanding reputation and extensive knowledge of the rules applicable to publicly-held companies, as well as the guiding concepts and principles of the highest corporate governance level in the Brazilian capital market; c) not be a spouse or relative to the second degree of (1) members of the management of the Company or its controlled companies or (2) individuals who are employees of the Company or its controlled companies, to the extent that it compromises his or her independence as External Member; and d) not hold positions in companies that may be deemed a competitor of the Company or its controlled companies, and not have, nor represent, interests that are conflicting with those of the Company or its controlled companies. Paragraph 5 – The External Member(s) of the Audit, Risk and Ethics Committee will have the same responsibilities and duties as the administrators, as provided in section 160 of Law 6.404/76, and will take office upon execution of the applicable deed of investiture, which will acknowledge the requirements for holding each position. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Paragraph 3 – It will be incumbent on the Chairman of the Board of Directors, in addition to his or her other duties provided for in these Bylaws, to call and preside over the meetings of the Board of Directors and the Shareholders’ Meetings. Committees of the Board of Directors Section 34 – The Board of Directors will appoint a standing Strategy Committee, a standing Human Resources Personnel and Governance Committee and a standing Audit and Risk and Ethics Committee, permanent, each comprised of up to 5 members, having no decision-making or managerial authority, in order to assist the Board in the performance of its functions. Paragraph 1 – They may be nominated for the The Strategy Committees and the Human Resources members Personnel and Governance Committee will comprise of up to five members, most of whom must be independent members of the Board of Directors or Board of Executive Officers of the Company. Paragraph 2 – In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. Paragraph 23 – The members of the Board of Directors appointed as members of these bodies and the Audit, Risk and Ethics Committee may combine the compensation for each position so held. Section 35 – The Audit and Risk, Risk and Ethics Committee, an internal advisory body to the Board of Directors, will perform the functions of an “Audit Committee” for the purposes of U.S. legislation, particularly the Sarbanes-Oxley Act. Paragraph 1 – The Audit, Risks, Risk and Ethics Committee comprises at least three (3) and no more than five (5) members, of which the majority of its members must be independent members of the Board of Directors, at least one (1) must be an external member (“External Member”), pursuant to Paragraph 4 of this of this section and one (1) must have acknowledged experience in corporate accounting matters. Paragraph 2 – One member of the Audit, Risk and Ethics Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters. Paragraph 3 –The Audit, Risk and Ethics Committee shall be coordinated by one of the independent members of the Board of Directors that will join the referenced Committee. The Activities of the Committee Coordinator will be set forth in the committee’s internal regulations, approved by the Board of Directors. Paragraph 4 – The External Member of the Audit, Risk and Ethics Committee shall meet the following requirements: a) not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies; b) have an upstanding reputation and extensive knowledge of the rules applicable to publicly-held companies, as well as the guiding concepts and principles of the highest corporate governance level in the Brazilian capital market; c) not be a spouse or relative to the second degree of (1) members of the management of the Company or its controlled companies or (2) individuals who are employees of the Company or its controlled companies, to the extent that it compromises his or her independence as External Member; and d) not hold positions in companies that may be deemed a competitor of the Company or its controlled companies, and not have, nor represent, interests that are conflicting with those of the Company or its controlled companies. Paragraph 5 – The External Member(s) of the Audit, Risk and Ethics Committee will have the same responsibilities and duties as the administrators, as provided in section 160 of Law 6.404/76, and will take office upon execution of the applicable deed of investiture, which will acknowledge the requirements for holding each position. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Section 36 –To this end, also It is incumbent on the Audit, Risk and Ethics Committee, in addition to the duties assigned by applicable Brazilian legislation and its internal regulations, to perform in the following functions: a) to make a recommendation to the Board of Directors as to the selection or replacement of the independent auditors and their compensation; b) to oversee the work of the independent auditors, and to pass on the engagement of the independent auditors to render other services to the Company; c) to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing; d) to mediate any conflicts and controversies between the management of the Company and the independent auditors; e) to review quarterly information, interim financial information and financial statements; f) to monitor the internal audit activities and the activities of the internal controls area of the Company; g) to review and monitor the Company’s risk exposure; h) to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and i) to have the means to receive and treat information regarding non-compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information. Paragraph 1 – The Company must annually disclose a summary report prepared by the Audit, Risk and Ethics Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors. Paragraph 2 – The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control cannot be members of the Audit, Risk and Ethics Committee. Section 3537 – The Board of Directors may create advisory committees to assist the management the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the advisory committees and will determine their compensation, subject to the aggregate limit established by the Shareholders’ Meeting. Paragraph 1 – The members of the Board of DirectorsThe advisory committees of the Board of Directors shall comprise mainly independent members of the Board of Directors may serve on any advisory committee.. Paragraph 2 – In the event an executive officer is appointed to serve on an advisory committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on any such committee may combine the compensation for each position so held. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Section 36 –To this end, also It is incumbent on the Audit, Risk and Ethics Committee, in addition to the duties assigned by applicable Brazilian legislation and its internal regulations, to perform in the following functions: a) to make a recommendation to the Board of Directors as to the selection or replacement of the independent auditors and their compensation; b) to oversee the work of the independent auditors, and to pass on the engagement of the independent auditors to render other services to the Company; c) to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing; d) to mediate any conflicts and controversies between the management of the Company and the independent auditors; e) to review quarterly information, interim financial information and financial statements; f) to monitor the internal audit activities and the activities of the internal controls area of the Company; g) to review and monitor the Company’s risk exposure; h) to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and i) to have the means to receive and treat information regarding non-compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information. Paragraph 1 – The Company must annually disclose a summary report prepared by the Audit, Risk and Ethics Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors. Paragraph 2 – The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control cannot be members of the Audit, Risk and Ethics Committee. Section 3537 – The Board of Directors may create advisory committees to assist the management the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the advisory committees and will determine their compensation, subject to the aggregate limit established by the Shareholders’ Meeting. Paragraph 1 – The members of the Board of DirectorsThe advisory committees of the Board of Directors shall comprise mainly independent members of the Board of Directors may serve on any advisory committee.. Paragraph 2 – In the event an executive officer is appointed to serve on an advisory committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on any such committee may combine the compensation for each position so held. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Part II Board of Executive Officers Composition Section 3638 – The Board of Executive Officers will be composed of no less than four and no more than eleven executive officers, one of whom will be the Chief Executive Officer. All executive officers will serve for a term of two years, reelection being permitted. The titles and functions of each executive officer will be assigned by the Board of Directors, which will designate one officer to serve as the Investor Relations Officer. Paragraph 1 – During his impediment or absence, the Chief Executive Officer will appoint one of the remaining executive officers to act as his substitute, which executive officer will then combine the two positions. Paragraph 2 – In the event of a vacancy in the position of Chief Executive Officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chairman of the Board of Directors. Such executive officer will so serve until the next meeting of the Board of Directors, which will then appoint a new Chief Executive Officer. Paragraph 3 – During their temporary absences or impediments, the remaining executive officers will be replaced by another executive officer to be chosen by the Chief Executive Officer. Paragraph 4 – In the event of a vacancy in a position of executive officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chief Executive Officer. Such executive officer will then combine the two positions and will so serve until the next meeting of the Board of Directors. Paragraph 5 – An executive officer who substitutes for the Chief Executive Officer or any of the remaining executive officers pursuant to this Section will be entitled to no additional compensation. Duties of the Executive Officers Section 3739 – It will be incumbent on the executive officers to comply with and ensure compliance with these Bylaws, the resolutions of the Board of Directors and the Shareholders’ Meeting, as well as to perform all acts within the scope of their authority that are necessary for the regular conduct of the Company’s business. Paragraph 1 – It is incumbent on the Chief Executive Officer: a) to call and preside over the meetings of the Board of Executive Officers; b) to propose to the Board of Directors the composition of the Board of Executive Officers; c) to propose to the Board of Directors the duties to be assigned to the remaining executive officers; d) to guide and coordinate the performance of the remaining executive officers; e) to oversee the general planning activities of the Company and its controlled companies; f) to keep the directors abreast of the affairs of the Company and the development of its business; and g) to discharge such other duties as may be assigned to him by the Board of Directors. Paragraph 2 – It is incumbent on the remaining executive officers to assist and support the Chief Executive Officer in the management of the Company’s business and to perform such functions as may be assigned to them by the Board of Directors, under the guidance and coordination of the Chief Executive Officer. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100 Part II Board of Executive Officers Composition Section 3638 – The Board of Executive Officers will be composed of no less than four and no more than eleven executive officers, one of whom will be the Chief Executive Officer. All executive officers will serve for a term of two years, reelection being permitted. The titles and functions of each executive officer will be assigned by the Board of Directors, which will designate one officer to serve as the Investor Relations Officer. Paragraph 1 – During his impediment or absence, the Chief Executive Officer will appoint one of the remaining executive officers to act as his substitute, which executive officer will then combine the two positions. Paragraph 2 – In the event of a vacancy in the position of Chief Executive Officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chairman of the Board of Directors. Such executive officer will so serve until the next meeting of the Board of Directors, which will then appoint a new Chief Executive Officer. Paragraph 3 – During their temporary absences or impediments, the remaining executive officers will be replaced by another executive officer to be chosen by the Chief Executive Officer. Paragraph 4 – In the event of a vacancy in a position of executive officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chief Executive Officer. Such executive officer will then combine the two positions and will so serve until the next meeting of the Board of Directors. Paragraph 5 – An executive officer who substitutes for the Chief Executive Officer or any of the remaining executive officers pursuant to this Section will be entitled to no additional compensation. Duties of the Executive Officers Section 3739 – It will be incumbent on the executive officers to comply with and ensure compliance with these Bylaws, the resolutions of the Board of Directors and the Shareholders’ Meeting, as well as to perform all acts within the scope of their authority that are necessary for the regular conduct of the Company’s business. Paragraph 1 – It is incumbent on the Chief Executive Officer: a) to call and preside over the meetings of the Board of Executive Officers; b) to propose to the Board of Directors the composition of the Board of Executive Officers; c) to propose to the Board of Directors the duties to be assigned to the remaining executive officers; d) to guide and coordinate the performance of the remaining executive officers; e) to oversee the general planning activities of the Company and its controlled companies; f) to keep the directors abreast of the affairs of the Company and the development of its business; and g) to discharge such other duties as may be assigned to him by the Board of Directors. Paragraph 2 – It is incumbent on the remaining executive officers to assist and support the Chief Executive Officer in the management of the Company’s business and to perform such functions as may be assigned to them by the Board of Directors, under the guidance and coordination of the Chief Executive Officer. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Authority and Duties of the Board of Executive Officers Section 3840 – The Board of Executive Officers has authority to perform all acts that are required to achieve the purposes of the Company, subject to the applicable provisions of law and these Bylaws, and to the resolutions of the Shareholders’ Meeting and the Board of Directors. Section 3941 – In addition to any other functions provided for by law and these Bylaws, it is incumbent on the Board of Executive Officers: I. to comply with and ensure compliance with these Bylaws and the resolutions of the Board of Directors and the Shareholders’ Meeting; II. to prepare and submit to the Board of Directors on an annual basis the Company’s business plan and general budget, in addition to its strategic plan and the annual revisions thereof, as well as see to the implementation of the foregoing; III. to propose to the Board of Directors the basic guidelines for the business of the Company; IV. to submit on an annual basis to the Board of Directors for its review the Management Report and the accounts of the Board of Executive Officers, together with an opinion of the independent auditors, as well as a proposal for allocation of the earnings for the preceding fiscal year; V. to create and terminate the operating units of the Company; VIV. to appoint and remove the directors and officers of the controlled companies of the Company, and to appoint and remove the managers of its operating units; VIIVI. to prepare on an annual basis the Action and Target Plan for each office of executive officer, and to submit such Plans, together with the performance and results thereof, to the Board of Directors during its regular meetings; VIIIVII. to submit to the Board of Directors and the Fiscal Council a detailed quarterly balance sheet of the Company; IXVIII. to authorize the opening, relocation or closing of offices, branches, premises or other establishments of the Company, in Brazil and abroad; XIX. to propose to the Board of Directors the organization and closing down of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws; XIX. to develop and submit to the Board of Directors the compensation policies of the Company and its controlled companies; XIIXI. to authorize the Company to offer security or guaranty and to extend financing to to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including suretyship, expense, advance or credit offer in benefit of its controlled companies, special specific purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas) (DFP) or Quarterly Information Form (Formulário de Informações Trimestrais) (ITR), whichever is more recent; and XIIIXII. to submit to the Board of Directors for its review all matters subject to a veto by the Brazilian Federal Government as the holder of the Golden Share, pursuant to Section 9 and item III of Section 18 hereof. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100 Authority and Duties of the Board of Executive Officers Section 3840 – The Board of Executive Officers has authority to perform all acts that are required to achieve the purposes of the Company, subject to the applicable provisions of law and these Bylaws, and to the resolutions of the Shareholders’ Meeting and the Board of Directors. Section 3941 – In addition to any other functions provided for by law and these Bylaws, it is incumbent on the Board of Executive Officers: I. to comply with and ensure compliance with these Bylaws and the resolutions of the Board of Directors and the Shareholders’ Meeting; II. to prepare and submit to the Board of Directors on an annual basis the Company’s business plan and general budget, in addition to its strategic plan and the annual revisions thereof, as well as see to the implementation of the foregoing; III. to propose to the Board of Directors the basic guidelines for the business of the Company; IV. to submit on an annual basis to the Board of Directors for its review the Management Report and the accounts of the Board of Executive Officers, together with an opinion of the independent auditors, as well as a proposal for allocation of the earnings for the preceding fiscal year; V. to create and terminate the operating units of the Company; VIV. to appoint and remove the directors and officers of the controlled companies of the Company, and to appoint and remove the managers of its operating units; VIIVI. to prepare on an annual basis the Action and Target Plan for each office of executive officer, and to submit such Plans, together with the performance and results thereof, to the Board of Directors during its regular meetings; VIIIVII. to submit to the Board of Directors and the Fiscal Council a detailed quarterly balance sheet of the Company; IXVIII. to authorize the opening, relocation or closing of offices, branches, premises or other establishments of the Company, in Brazil and abroad; XIX. to propose to the Board of Directors the organization and closing down of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws; XIX. to develop and submit to the Board of Directors the compensation policies of the Company and its controlled companies; XIIXI. to authorize the Company to offer security or guaranty and to extend financing to to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including suretyship, expense, advance or credit offer in benefit of its controlled companies, special specific purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas) (DFP) or Quarterly Information Form (Formulário de Informações Trimestrais) (ITR), whichever is more recent; and XIIIXII. to submit to the Board of Directors for its review all matters subject to a veto by the Brazilian Federal Government as the holder of the Golden Share, pursuant to Section 9 and item III of Section 18 hereof. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Representation of the Company Section 4042 – Except as otherwise provided in the paragraphs of this section, the Company will be validly bound when represented by two executive officers, one executive officer acting together with one attorney-in-fact, or two attorneys-in-fact acting within the scope of their powers. Paragraph 1 – The acts for which these Bylaws require prior authorization of the Board of Directors will only be valid once such requirement is satisfied. Paragraph 2 – The Company may be represented by a single executive officer, who may also issue a power of attorney for the purposes listed below, or a single attorney-in-fact in the performance of the following acts: I. acknowledgment of receipt of moneys payable to the Company; II. issuance, trading, endorsement and discount of trade bills related to its sales; III. representation of the Company in the general meetings of companies in which it holds an equity interest; IV. issuance of a power of attorney to an attorney to represent the Company in judicial or administrative proceedings; V. representation of the Company in judicial and/or administrative proceedings, except for acts involving a waiver of rights; and VI. performance of routine clerical functions, including with respect to governmental agencies, mixed-capital companies (sociedade de economia mista), commercial registries, labor courts, INSS (National Social Security Institute), FGTS (Severance Pay Fund) and their collecting banks, and similar entities. Paragraph 3 – The Board of Directors may authorize the performance of specific acts wherein the Company will be bound by the signature of a single executive officer or a single duly appointed attorney-in-fact, and may also define authorities and limits for performance of acts by a single representative. Paragraph 4 – The following rules will apply to the appointment of attorneys-in-fact: I. all powers of attorney will be granted by the Chief Executive Officer or his substitute, acting together with another executive officer, and they will have a limited scope and validity, except for powers for representation in judicial or administrative proceedings, which may have an indefinite validity; and II. a power of attorney for performance of an act that requires prior authorization of the Board of Directors may only be granted after such authorization is given, which fact will be mentioned in the power of attorney. Part III Fiscal Council Section 4143 – The Fiscal Council of the Company will operate on a permanent basis and will be composed of at least three (3) and no more than five (5) members and an equal number of alternates, who may be shareholders or non- shareholders, all residents of Brazil. The Fiscal Council members will be elected by the Shareholders’ Meeting and will have such duties as are provided for by law. Paragraph 1 – The rules in Section 31 hereof for election of the members of the Board of Directors of the Company will also apply to election of the members of the Fiscal Council, to the extent that such rules are pertinent and do not conflict with the provisions of this Section. Paragraph 2 – The Shareholders’ Meeting will designate the Chairman and the Vice Chairman of the Fiscal Council from among its elected members. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100 Representation of the Company Section 4042 – Except as otherwise provided in the paragraphs of this section, the Company will be validly bound when represented by two executive officers, one executive officer acting together with one attorney-in-fact, or two attorneys-in-fact acting within the scope of their powers. Paragraph 1 – The acts for which these Bylaws require prior authorization of the Board of Directors will only be valid once such requirement is satisfied. Paragraph 2 – The Company may be represented by a single executive officer, who may also issue a power of attorney for the purposes listed below, or a single attorney-in-fact in the performance of the following acts: I. acknowledgment of receipt of moneys payable to the Company; II. issuance, trading, endorsement and discount of trade bills related to its sales; III. representation of the Company in the general meetings of companies in which it holds an equity interest; IV. issuance of a power of attorney to an attorney to represent the Company in judicial or administrative proceedings; V. representation of the Company in judicial and/or administrative proceedings, except for acts involving a waiver of rights; and VI. performance of routine clerical functions, including with respect to governmental agencies, mixed-capital companies (sociedade de economia mista), commercial registries, labor courts, INSS (National Social Security Institute), FGTS (Severance Pay Fund) and their collecting banks, and similar entities. Paragraph 3 – The Board of Directors may authorize the performance of specific acts wherein the Company will be bound by the signature of a single executive officer or a single duly appointed attorney-in-fact, and may also define authorities and limits for performance of acts by a single representative. Paragraph 4 – The following rules will apply to the appointment of attorneys-in-fact: I. all powers of attorney will be granted by the Chief Executive Officer or his substitute, acting together with another executive officer, and they will have a limited scope and validity, except for powers for representation in judicial or administrative proceedings, which may have an indefinite validity; and II. a power of attorney for performance of an act that requires prior authorization of the Board of Directors may only be granted after such authorization is given, which fact will be mentioned in the power of attorney. Part III Fiscal Council Section 4143 – The Fiscal Council of the Company will operate on a permanent basis and will be composed of at least three (3) and no more than five (5) members and an equal number of alternates, who may be shareholders or non- shareholders, all residents of Brazil. The Fiscal Council members will be elected by the Shareholders’ Meeting and will have such duties as are provided for by law. Paragraph 1 – The rules in Section 31 hereof for election of the members of the Board of Directors of the Company will also apply to election of the members of the Fiscal Council, to the extent that such rules are pertinent and do not conflict with the provisions of this Section. Paragraph 2 – The Shareholders’ Meeting will designate the Chairman and the Vice Chairman of the Fiscal Council from among its elected members. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Paragraph 3 – If in accordance with the terms of Section 5456 hereof the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one committee member and his alternate. Paragraph 4 – The compensation of the members of the Fiscal Council will be fixed by the Shareholders’ Meeting that elects them, in compliance with applicable statutory requirements and limitations and with due regard for their experience, background and reputation. Section 4244 – The Fiscal Council will hold regular meetings every calendar quarter to examine the interim balance sheet and other financial statements prepared from time to time by the Company; provided that the Fiscal Council may hold extraordinary meetings whenever called by its Chairman, on his own initiative or at the request of any its members. Paragraph 1 – Special meetings will be called by written notice containing the agenda for the meeting, as well as an indication of its place, date and time. Paragraph 2 – A meeting of the Fiscal Council may be called to order upon attendance by at least three (3) members or alternates, and the Fiscal Council will pass its resolutions by a majority vote of the members in attendance. Section 4345 – The Fiscal Council will approve a set of internal regulations implementing the provisions of law and these Bylaws that deal with the Fiscal Council. Paragraph 1 – It will be incumbent on the Chairman of the Fiscal Council to convey to all members of the Fiscal Council the communications received from the management bodies of the Company and its independent auditors, and to forward to such management bodies any requests received from its members. Paragraph 2 – The members of the Fiscal Council will carry out their functions in the best interest of the Company, even where they are elected by a group or a class of shareholders. Paragraph 3 – In light of the illegality of the act in question and based on a well-grounded decision, the Fiscal Council may refuse to comply with a request for provision of information, clarification or special financial statements, or for determination of any specific fact. Part IV Meetings of the Management Bodies Interval of Meetings Section 4446 – All of the management bodies The Board of Directors of the Company will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the Chairman of the relevant body Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary. Notice Section 4547 – The directors and executive officers of the Company will be called to attend the meetings of the relevant bodies by personal written notice given at least fivethree business days in advance by letter, telegram, fax, e-mail or any other means that permits acknowledgement of receipt by the addressee. Paragraph 1 – Such notice will be accompanied by a list of the matters to be discussed and considered during the meeting, as well as all required supporting documentation. Paragraph 2 – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100 Paragraph 3 – If in accordance with the terms of Section 5456 hereof the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one committee member and his alternate. Paragraph 4 – The compensation of the members of the Fiscal Council will be fixed by the Shareholders’ Meeting that elects them, in compliance with applicable statutory requirements and limitations and with due regard for their experience, background and reputation. Section 4244 – The Fiscal Council will hold regular meetings every calendar quarter to examine the interim balance sheet and other financial statements prepared from time to time by the Company; provided that the Fiscal Council may hold extraordinary meetings whenever called by its Chairman, on his own initiative or at the request of any its members. Paragraph 1 – Special meetings will be called by written notice containing the agenda for the meeting, as well as an indication of its place, date and time. Paragraph 2 – A meeting of the Fiscal Council may be called to order upon attendance by at least three (3) members or alternates, and the Fiscal Council will pass its resolutions by a majority vote of the members in attendance. Section 4345 – The Fiscal Council will approve a set of internal regulations implementing the provisions of law and these Bylaws that deal with the Fiscal Council. Paragraph 1 – It will be incumbent on the Chairman of the Fiscal Council to convey to all members of the Fiscal Council the communications received from the management bodies of the Company and its independent auditors, and to forward to such management bodies any requests received from its members. Paragraph 2 – The members of the Fiscal Council will carry out their functions in the best interest of the Company, even where they are elected by a group or a class of shareholders. Paragraph 3 – In light of the illegality of the act in question and based on a well-grounded decision, the Fiscal Council may refuse to comply with a request for provision of information, clarification or special financial statements, or for determination of any specific fact. Part IV Meetings of the Management Bodies Interval of Meetings Section 4446 – All of the management bodies The Board of Directors of the Company will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the Chairman of the relevant body Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary. Notice Section 4547 – The directors and executive officers of the Company will be called to attend the meetings of the relevant bodies by personal written notice given at least fivethree business days in advance by letter, telegram, fax, e-mail or any other means that permits acknowledgement of receipt by the addressee. Paragraph 1 – Such notice will be accompanied by a list of the matters to be discussed and considered during the meeting, as well as all required supporting documentation. Paragraph 2 – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Paragraph 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which case, the meeting will only be convened with the attendance of at least two-thirds (2/3) of its members. Quorum and Voting Requirement Section 4648 – The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference, video conference, telepresence, e-mail or any other means of communication that allows identification of such director or officer as well as simultaneous communication with all other attendees. In this case, directors and officers will be deemed in attendance for purposes of quorum and voting, and their vote will be deemed valid for all legal purposes, and must be included in the minutes of the meeting. Section 4749 – Except as otherwise expressly provided in these Bylaws, the resolutions at the meetings of the management bodies will be passed by a majority vote of the members in attendance. Article VI Financial Statements and Distribution of Income Fiscal Year and Financial Statements Section 4850 – The fiscal year of the Company will begin on January 1 and will end on December 31 of each year. Paragraph 1 – At the end of each fiscal year, the Board of Executive Officers will prepare the following financial statements, in accordance with the applicable provisions of law: I. balance sheet; II. statement of changes in stockholders’ equity; III. income statement; IV. statement of changes in financial position; and V. statement of cash flows. Paragraph 2 – Together with the financial statements for the fiscal year, the Board of Directors will submit to the Annual Shareholders’ Meeting a proposal for allocation of the net income of the Company, subject to the provisions of these Bylaws and applicable legislation. Mandatory Dividend Section 4951 – The shareholders will be entitled to receive each fiscal year as a mandatory dividend a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules: I. the net income for the fiscal year will be reduced or increased by the following amounts: a) the amounts allocated to the legal reserve; and b) the amounts allocated to a contingency reserve for anticipated losses, and reversal of any such reserve established in a preceding year; II. payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve; III. profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100 Paragraph 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which case, the meeting will only be convened with the attendance of at least two-thirds (2/3) of its members. Quorum and Voting Requirement Section 4648 – The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference, video conference, telepresence, e-mail or any other means of communication that allows identification of such director or officer as well as simultaneous communication with all other attendees. In this case, directors and officers will be deemed in attendance for purposes of quorum and voting, and their vote will be deemed valid for all legal purposes, and must be included in the minutes of the meeting. Section 4749 – Except as otherwise expressly provided in these Bylaws, the resolutions at the meetings of the management bodies will be passed by a majority vote of the members in attendance. Article VI Financial Statements and Distribution of Income Fiscal Year and Financial Statements Section 4850 – The fiscal year of the Company will begin on January 1 and will end on December 31 of each year. Paragraph 1 – At the end of each fiscal year, the Board of Executive Officers will prepare the following financial statements, in accordance with the applicable provisions of law: I. balance sheet; II. statement of changes in stockholders’ equity; III. income statement; IV. statement of changes in financial position; and V. statement of cash flows. Paragraph 2 – Together with the financial statements for the fiscal year, the Board of Directors will submit to the Annual Shareholders’ Meeting a proposal for allocation of the net income of the Company, subject to the provisions of these Bylaws and applicable legislation. Mandatory Dividend Section 4951 – The shareholders will be entitled to receive each fiscal year as a mandatory dividend a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules: I. the net income for the fiscal year will be reduced or increased by the following amounts: a) the amounts allocated to the legal reserve; and b) the amounts allocated to a contingency reserve for anticipated losses, and reversal of any such reserve established in a preceding year; II. payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve; III. profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Paragraph 1 – The dividend provided for in this Section will not be mandatory for a given fiscal year if the Board of Directors informs the Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Company. The Fiscal Council will issue an opinion on such information and the managers of the Company will submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting. Paragraph 2 – Any income that fails to be distributed pursuant to Paragraph 1 will be recorded in a special reserve and, to the extent not offset by losses in subsequent years, will be paid as a dividend as soon as the financial condition of the Company so permits. Paragraph 3 – In accordance with prevailing income tax regulations, during each fiscal year the Board of Directors may pay or credit interest on stockholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year. Paragraph 4 – Interest on stockholders’ equity will be applied against any dividends declared by the Company. Investment and Working Capital Reserve Section 5052 – The Company will maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; (ii) increase working capital; or (iii) carry out a redemption or purchase of shares of the Company’s capital stock or make payment to dissenting shareholders. Paragraph 1 – In keeping with the applicable statutory limitation, such reserve may not exceed 80% of capital stock. Paragraph 2 – According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, wholly or in part, to an increase of the capital stock, including by way of a stock dividend. Interim Dividends Section 5153 – The Board of Directors may approve the preparation of semi-annual balance sheets and may declare interim dividends. The Board may also prepare balance sheets and distribute dividends for shorter periods, provided that all dividends paid during the semi-annual period of each fiscal year do not exceed the capital reserves of the Company. Sole Paragraph – The Board of Directors may declare dividends to be paid out of retained earnings or an earnings reserve shown in the latest annual or semi-annual balance sheet. Profit Sharing Section 5254 – The Shareholders’ Meeting may pay profit sharing to the directors and executive officers of the Company, subject to applicable statutory limitations. Paragraph 1 – Profit sharing may only be paid with respect to a fiscal year in which the mandatory dividend referred to in Section 4951 hereof is paid to the shareholders. Paragraph 2 – In the event the Company pays an interim dividend out of earnings shown in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section 5153 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100 Paragraph 1 – The dividend provided for in this Section will not be mandatory for a given fiscal year if the Board of Directors informs the Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Company. The Fiscal Council will issue an opinion on such information and the managers of the Company will submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting. Paragraph 2 – Any income that fails to be distributed pursuant to Paragraph 1 will be recorded in a special reserve and, to the extent not offset by losses in subsequent years, will be paid as a dividend as soon as the financial condition of the Company so permits. Paragraph 3 – In accordance with prevailing income tax regulations, during each fiscal year the Board of Directors may pay or credit interest on stockholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year. Paragraph 4 – Interest on stockholders’ equity will be applied against any dividends declared by the Company. Investment and Working Capital Reserve Section 5052 – The Company will maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; (ii) increase working capital; or (iii) carry out a redemption or purchase of shares of the Company’s capital stock or make payment to dissenting shareholders. Paragraph 1 – In keeping with the applicable statutory limitation, such reserve may not exceed 80% of capital stock. Paragraph 2 – According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, wholly or in part, to an increase of the capital stock, including by way of a stock dividend. Interim Dividends Section 5153 – The Board of Directors may approve the preparation of semi-annual balance sheets and may declare interim dividends. The Board may also prepare balance sheets and distribute dividends for shorter periods, provided that all dividends paid during the semi-annual period of each fiscal year do not exceed the capital reserves of the Company. Sole Paragraph – The Board of Directors may declare dividends to be paid out of retained earnings or an earnings reserve shown in the latest annual or semi-annual balance sheet. Profit Sharing Section 5254 – The Shareholders’ Meeting may pay profit sharing to the directors and executive officers of the Company, subject to applicable statutory limitations. Paragraph 1 – Profit sharing may only be paid with respect to a fiscal year in which the mandatory dividend referred to in Section 4951 hereof is paid to the shareholders. Paragraph 2 – In the event the Company pays an interim dividend out of earnings shown in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section 5153 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Article VII Protection of Dispersed Ownership Monitoring of Equity Interests Section 5355 – In addition to the provisions of Paragraph 2 of Section 8 and Paragraph 2 of Section 10 hereof, and without prejudice to the remaining provisions of these Bylaws, the Company, through a working group coordinated by the Investor Relations Officer, will monitor changes in the equity interests in the Company held by its shareholders, in order to prevent and, as the case may be, report any breach of these Bylaws and applicable rules and regulations, pursuant to Paragraph 1 below, as well as recommend to the Shareholders’ Meeting imposition of the penalties provided for in Section 16 hereof. Paragraph 1 – If at any time the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer will immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, in its capacity as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to the BM&FBOVESPAB3; and (vi) to the CVM. Paragraph 2 – The Investor Relations Officer may require the shareholders and Shareholder Groups of the Company to disclose their direct and/or indirect capital structure as well as the composition of their direct and/or indirect tranche of control stock and, as the case may be, the corporate and business groups to which they belong, de facto or de jure. Tender Offer in Case of Purchase of Substantial Interest or Disposal of Controlling Interest Section 5456 – Any shareholder or Shareholder Group (an “Acquiring Shareholder”) that acquires or becomes the holder for any reason of: (i) 35% or more of the Company’s total capital stock; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the Ministry of FinanceEconomy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the BM&FBOVESPAB3 and the provisions of this Section. Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share may accept or refuse such request for a tender offer, in its sole discretion. If the request is accepted, the Acquiring Shareholder will carry out the tender offer within 60 days from approval, in the manner described in this Section. If the request is refused, the Acquiring Shareholder, within 30 days from communication of refusal, must sell all its shares that exceed the aforesaid limit. Paragraph 2 – The Acquiring Shareholder will provide the Chief Executive Officer of the Company with a copy of all documents related to the request for a tender offer delivered to or by the Brazilian Federal Government. Paragraph 3 – During the period from request for a tender offer until a positive or negative reply from the Brazilian Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or convertible securities of the Company. Paragraph 4 – The price at which each share of the Company may be purchased in the tender offer cannot be less than the result of the following formula: TO Price = Value of Share + Premium where: “TO Price” corresponds to the acquisition price for each outstanding share of the Company in the tender offer provided for in this Section. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Article VII Protection of Dispersed Ownership Monitoring of Equity Interests Section 5355 – In addition to the provisions of Paragraph 2 of Section 8 and Paragraph 2 of Section 10 hereof, and without prejudice to the remaining provisions of these Bylaws, the Company, through a working group coordinated by the Investor Relations Officer, will monitor changes in the equity interests in the Company held by its shareholders, in order to prevent and, as the case may be, report any breach of these Bylaws and applicable rules and regulations, pursuant to Paragraph 1 below, as well as recommend to the Shareholders’ Meeting imposition of the penalties provided for in Section 16 hereof. Paragraph 1 – If at any time the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer will immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, in its capacity as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to the BM&FBOVESPAB3; and (vi) to the CVM. Paragraph 2 – The Investor Relations Officer may require the shareholders and Shareholder Groups of the Company to disclose their direct and/or indirect capital structure as well as the composition of their direct and/or indirect tranche of control stock and, as the case may be, the corporate and business groups to which they belong, de facto or de jure. Tender Offer in Case of Purchase of Substantial Interest or Disposal of Controlling Interest Section 5456 – Any shareholder or Shareholder Group (an “Acquiring Shareholder”) that acquires or becomes the holder for any reason of: (i) 35% or more of the Company’s total capital stock; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the Ministry of FinanceEconomy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the BM&FBOVESPAB3 and the provisions of this Section. Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share may accept or refuse such request for a tender offer, in its sole discretion. If the request is accepted, the Acquiring Shareholder will carry out the tender offer within 60 days from approval, in the manner described in this Section. If the request is refused, the Acquiring Shareholder, within 30 days from communication of refusal, must sell all its shares that exceed the aforesaid limit. Paragraph 2 – The Acquiring Shareholder will provide the Chief Executive Officer of the Company with a copy of all documents related to the request for a tender offer delivered to or by the Brazilian Federal Government. Paragraph 3 – During the period from request for a tender offer until a positive or negative reply from the Brazilian Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or convertible securities of the Company. Paragraph 4 – The price at which each share of the Company may be purchased in the tender offer cannot be less than the result of the following formula: TO Price = Value of Share + Premium where: “TO Price” corresponds to the acquisition price for each outstanding share of the Company in the tender offer provided for in this Section. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

“Value of Share” corresponds to the greatest of: (i) the highest unit quotation obtained for the shares issued by the Company during the 12-month period prior to the tender offer among values recorded on any stock exchange on which such shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by the Company; (iii) an amount equivalent to 14.5 times the Average Consolidated EBITDA of the Company (as defined below) reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares; and (iv) an amount equivalent to 0.6 times the backlog of the Company, according to the latest information disclosed by the Company, reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares. “Premium” corresponds to 50% of the Value of Share. “Consolidated EBITDA of the Company” is the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, based on the audited consolidated financial statements for the most recent full fiscal year of the Company, as published. “Average Consolidated EBITDA of the Company” is the arithmetic average of the Consolidated EBITDA’s of the Company for the two most recent full fiscal years. Paragraph 5 – For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate. Paragraph 6 – A tender offer as mentioned in the leading paragraph of this Section will not preclude another shareholder of the Company from carrying out a competing tender offer, pursuant to applicable regulations. Paragraph 7 – The Acquiring Shareholder will comply with any requests or requirements that may be made by CVM, within the time periods prescribed by applicable regulations. Paragraph 8 – The tender offer will necessarily follow the principles and procedures listed below, in addition to those expressly contemplated in Section 4 of CVM Instruction No. 361, of March 5, 2002 (“CVM Instruction No. 361/02”), and in the Novo Mercado Regulations, where applicable: I. be addressed to all shareholders of the Company, without any distinction; II. be carried out through an auction to be conducted on the BM&FBOVESPAB3; III. be made so as to assure equal treatment to all shareholders, providing them with adequate information on the Company and the offeror, as well as with elements to support a careful and independent decision as to acceptance of the tender offer; IV. irrevocable and not subject to any changes after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02; V. launched at a set price calculated according to the provisions of this Section, such price to be paid upfront, in Brazilian currency, as consideration for the acquisition of shares of the Company in the tender offer; and VI. be supported by an appraisal report of the Company prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer. Paragraph 9 – In the event the Acquiring Shareholder fails to meet the obligations imposed by this Section, including as regards compliance with time limits: (i) to request the authorization of the Brazilian Federal Government to conduct This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the 41803.00100 Portuguese version shall prevail. “Value of Share” corresponds to the greatest of: (i) the highest unit quotation obtained for the shares issued by the Company during the 12-month period prior to the tender offer among values recorded on any stock exchange on which such shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by the Company; (iii) an amount equivalent to 14.5 times the Average Consolidated EBITDA of the Company (as defined below) reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares; and (iv) an amount equivalent to 0.6 times the backlog of the Company, according to the latest information disclosed by the Company, reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares. “Premium” corresponds to 50% of the Value of Share. “Consolidated EBITDA of the Company” is the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, based on the audited consolidated financial statements for the most recent full fiscal year of the Company, as published. “Average Consolidated EBITDA of the Company” is the arithmetic average of the Consolidated EBITDA’s of the Company for the two most recent full fiscal years. Paragraph 5 – For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate. Paragraph 6 – A tender offer as mentioned in the leading paragraph of this Section will not preclude another shareholder of the Company from carrying out a competing tender offer, pursuant to applicable regulations. Paragraph 7 – The Acquiring Shareholder will comply with any requests or requirements that may be made by CVM, within the time periods prescribed by applicable regulations. Paragraph 8 – The tender offer will necessarily follow the principles and procedures listed below, in addition to those expressly contemplated in Section 4 of CVM Instruction No. 361, of March 5, 2002 (“CVM Instruction No. 361/02”), and in the Novo Mercado Regulations, where applicable: I. be addressed to all shareholders of the Company, without any distinction; II. be carried out through an auction to be conducted on the BM&FBOVESPAB3; III. be made so as to assure equal treatment to all shareholders, providing them with adequate information on the Company and the offeror, as well as with elements to support a careful and independent decision as to acceptance of the tender offer; IV. irrevocable and not subject to any changes after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02; V. launched at a set price calculated according to the provisions of this Section, such price to be paid upfront, in Brazilian currency, as consideration for the acquisition of shares of the Company in the tender offer; and VI. be supported by an appraisal report of the Company prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer. Paragraph 9 – In the event the Acquiring Shareholder fails to meet the obligations imposed by this Section, including as regards compliance with time limits: (i) to request the authorization of the Brazilian Federal Government to conduct This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the 41803.00100 Portuguese version shall prevail.

the tender offer; (ii) to conduct the tender offer; or (iii) to meet any requests or requirements made by the CVM, then the Board of Directors of the Company will call an Extraordinary Shareholders’ Meeting, at which the shareholder or Shareholder Group in question will be barred from voting, to take action on the suspension of shareholder’s rights with respect to such shareholder or Shareholder Group, as provided in Section 16 hereof. Paragraph 10 – For determination of the percentage of 35% of the total outstanding shares of the Company, as mentioned in the leading paragraph of this Section, any involuntary percentage increases in ownership interests resulting from a cancellation of treasury shares will be disregarded. Article VIII Registration as a Publicly Held Company and Novo Mercado Section 57 – The voluntary delisting from the Novo Mercado segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders’ meeting of the Company, pursuant to Section 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by the CVM on tender offers for delisting as a publicly held company, meeting the following requirements: I. the offered price must be fair, and the Company may request a new appraisal, pursuant to Section 4-A of Law No. 6,404/76; and II. shareholders holding more than one-third (1/3) of the outstanding shares must accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without effecting the sale of shares. Paragraph 1 – For purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado segment or qualify for the tender offer auction, pursuant to the regulation enacted by the CVM applicable to tender offers of publicly held companies for delisting. Paragraph 2 – If the quorum mentioned in the paragraph above is reached: (i) those who accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by the CVM applicable to tender offers; and (ii) the offeror must purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price of the auction, adjusted until the date of effective payment, pursuant to the tender offer notice and applicable regulation, which must occur within fifteen (15) days from the date of exercise of this option by shareholders. ART. 55 - Enquanto a Companhia não tiver Acionista Controlador tal como definido no Regulamento do Novo Mercado, sempre que for aprovado(a), em Assembleia Geral: I. o cancelamento de registro de companhia aberta, a Companhia deverá efetivar oferta pública de aquisição de ações, sendo que, neste caso, somente poderá adquirir as ações de titularidade dos acionistas que tenham votado a favor do cancelamento de registro na deliberação em Assembleia Geral após ter adquirido as ações dos demais acionistas que não tenham votado a favor da referida deliberação e que tenham aceitado a oferta pública; II. a saída da Companhia do Novo Mercado, seja por registro para negociação dos valores mobiliários de sua emissão fora do Novo Mercado, seja por reorganização societária conforme previsto no art. 57 (b) (ii) deste Estatuto Social, estará condicionada à realização de oferta pública de aquisição de ações dos demais acionistas da Companhia. A referida Assembleia Geral deverá definir o(s) responsável(is) para realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na Assembleia Geral, deverá(ao) assumir expressamente a obrigação de realizar a oferta. Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária conforme previsto no Art. 57 (b) (ii) deste Estatuto Social, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Novo Mercado, caberá aos acionistas que votarem favoravelmente à reorganização societária realizar a referida oferta. Section 58 Paragraph 1- In the The tender offer for shares for the cancellation of the registration of the Company or category conversion in the CVM registry shall be carried out at a fair price according to applicable laws and regulations. the minimum offered price will correspond to economic value as ascertained by an appraisal report. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100the tender offer; (ii) to conduct the tender offer; or (iii) to meet any requests or requirements made by the CVM, then the Board of Directors of the Company will call an Extraordinary Shareholders’ Meeting, at which the shareholder or Shareholder Group in question will be barred from voting, to take action on the suspension of shareholder’s rights with respect to such shareholder or Shareholder Group, as provided in Section 16 hereof. Paragraph 10 – For determination of the percentage of 35% of the total outstanding shares of the Company, as mentioned in the leading paragraph of this Section, any involuntary percentage increases in ownership interests resulting from a cancellation of treasury shares will be disregarded. Article VIII Registration as a Publicly Held Company and Novo Mercado Section 57 – The voluntary delisting from the Novo Mercado segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders’ meeting of the Company, pursuant to Section 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by the CVM on tender offers for delisting as a publicly held company, meeting the following requirements: I. the offered price must be fair, and the Company may request a new appraisal, pursuant to Section 4-A of Law No. 6,404/76; and II. shareholders holding more than one-third (1/3) of the outstanding shares must accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without effecting the sale of shares. Paragraph 1 – For purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado segment or qualify for the tender offer auction, pursuant to the regulation enacted by the CVM applicable to tender offers of publicly held companies for delisting. Paragraph 2 – If the quorum mentioned in the paragraph above is reached: (i) those who accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by the CVM applicable to tender offers; and (ii) the offeror must purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price of the auction, adjusted until the date of effective payment, pursuant to the tender offer notice and applicable regulation, which must occur within fifteen (15) days from the date of exercise of this option by shareholders. ART. 55 - Enquanto a Companhia não tiver Acionista Controlador tal como definido no Regulamento do Novo Mercado, sempre que for aprovado(a), em Assembleia Geral: I. o cancelamento de registro de companhia aberta, a Companhia deverá efetivar oferta pública de aquisição de ações, sendo que, neste caso, somente poderá adquirir as ações de titularidade dos acionistas que tenham votado a favor do cancelamento de registro na deliberação em Assembleia Geral após ter adquirido as ações dos demais acionistas que não tenham votado a favor da referida deliberação e que tenham aceitado a oferta pública; II. a saída da Companhia do Novo Mercado, seja por registro para negociação dos valores mobiliários de sua emissão fora do Novo Mercado, seja por reorganização societária conforme previsto no art. 57 (b) (ii) deste Estatuto Social, estará condicionada à realização de oferta pública de aquisição de ações dos demais acionistas da Companhia. A referida Assembleia Geral deverá definir o(s) responsável(is) para realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na Assembleia Geral, deverá(ao) assumir expressamente a obrigação de realizar a oferta. Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária conforme previsto no Art. 57 (b) (ii) deste Estatuto Social, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Novo Mercado, caberá aos acionistas que votarem favoravelmente à reorganização societária realizar a referida oferta. Section 58 Paragraph 1- In the The tender offer for shares for the cancellation of the registration of the Company or category conversion in the CVM registry shall be carried out at a fair price according to applicable laws and regulations. the minimum offered price will correspond to economic value as ascertained by an appraisal report. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

PARAGRAPH 2 - The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Company, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section. PARAGRAPH 3 - The selection of the expert institution or firm in charge of determining the economic value of the Company will be incumbent on the Shareholders’ Meeting only, based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the shareholders representing the outstanding shares of the Company present at the Shareholders’ Meeting, any blank votes to be disregarded. Such Shareholders’ Meeting, if convened on first call, must have in attendance shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares Section 56 – As long as the Company has no Controlling Shareholder, as defined in the Novo Mercado Regulations controlling shareholder, pursuant to applicable law, and the delisting of the Company from the Novo Mercado results from non-compliance with any obligations imposed by the Novo Mercado Regulations, then delisting from the Novo Mercado will be contingent on the conduct of a tender offer, for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 pursuant to Section 55,57, with due regard for applicable rules and regulations. Paragraph 1 – If such non-compliance arises from a resolution of the Shareholders’ Meeting, the tender offer will be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance. Paragraph 2 – If such non-compliance arises from an act or fact attributable to the management, the directors and officers of the Company will call an Extraordinary Shareholders’ Meeting to pass a resolution on how to cure the failure to comply with the obligations set forth in the Novo Mercado Regulations or, as the case may be, a resolution on the delisting of the Company from the Novo Mercado. Should the Shareholders’ Meeting decide to delist the Company from the Novo Mercado, the Company will conduct a tender offer addressed to all shareholders of the Company. Should the Shareholders’ Meeting decide to delist the Company from the Novo Mercado, such Shareholders’ Meeting will define the persons responsible for undertaking the foregoing tender offer, who will be in attendance at the meeting and will expressly accept the obligation to undertake the offer. Section 57 – In the event the Company has a no Controlling Shareholder, as defined in the Novo Mercado Regulationscontrolling shareholder, pursuant to applicable law and without prejudice to the provisions of Section 5456 above: (a) should registration as a publicly-held company be cancelled, the Company or the Controlling Shareholder controlling shareholder must undertake a tender offer for the shares of the remaining shareholders, for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 pursuant to Section 55,57, with due regard for applicable rules and regulations; (b) should the shareholders of the Company decide at an Extraordinary Shareholders’ Meeting (i) to delist the Company from the Novo Mercado segment so that its securities are registered for trading outside the Novo Mercado segment; or (ii) to carry out a corporate reorganization and the surviving company does not have its securities traded on the Novo Mercado segment within 120 days after the Extraordinary Shareholders’ Meeting that approved said transaction, the Controlling Shareholder, as such term is defined in the Novo Mercado Regulations controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of pursuant to Section 55,57, with due regard for applicable rules and regulations; and (c) should delisting of the Company from the Novo Mercado be caused by non-compliance with the obligations contained in the Novo Mercado Regulations, the Controlling Shareholder, as such term is defined in the This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100 PARAGRAPH 2 - The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Company, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section. PARAGRAPH 3 - The selection of the expert institution or firm in charge of determining the economic value of the Company will be incumbent on the Shareholders’ Meeting only, based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the shareholders representing the outstanding shares of the Company present at the Shareholders’ Meeting, any blank votes to be disregarded. Such Shareholders’ Meeting, if convened on first call, must have in attendance shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares Section 56 – As long as the Company has no Controlling Shareholder, as defined in the Novo Mercado Regulations controlling shareholder, pursuant to applicable law, and the delisting of the Company from the Novo Mercado results from non-compliance with any obligations imposed by the Novo Mercado Regulations, then delisting from the Novo Mercado will be contingent on the conduct of a tender offer, for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 pursuant to Section 55,57, with due regard for applicable rules and regulations. Paragraph 1 – If such non-compliance arises from a resolution of the Shareholders’ Meeting, the tender offer will be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance. Paragraph 2 – If such non-compliance arises from an act or fact attributable to the management, the directors and officers of the Company will call an Extraordinary Shareholders’ Meeting to pass a resolution on how to cure the failure to comply with the obligations set forth in the Novo Mercado Regulations or, as the case may be, a resolution on the delisting of the Company from the Novo Mercado. Should the Shareholders’ Meeting decide to delist the Company from the Novo Mercado, the Company will conduct a tender offer addressed to all shareholders of the Company. Should the Shareholders’ Meeting decide to delist the Company from the Novo Mercado, such Shareholders’ Meeting will define the persons responsible for undertaking the foregoing tender offer, who will be in attendance at the meeting and will expressly accept the obligation to undertake the offer. Section 57 – In the event the Company has a no Controlling Shareholder, as defined in the Novo Mercado Regulationscontrolling shareholder, pursuant to applicable law and without prejudice to the provisions of Section 5456 above: (a) should registration as a publicly-held company be cancelled, the Company or the Controlling Shareholder controlling shareholder must undertake a tender offer for the shares of the remaining shareholders, for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 pursuant to Section 55,57, with due regard for applicable rules and regulations; (b) should the shareholders of the Company decide at an Extraordinary Shareholders’ Meeting (i) to delist the Company from the Novo Mercado segment so that its securities are registered for trading outside the Novo Mercado segment; or (ii) to carry out a corporate reorganization and the surviving company does not have its securities traded on the Novo Mercado segment within 120 days after the Extraordinary Shareholders’ Meeting that approved said transaction, the Controlling Shareholder, as such term is defined in the Novo Mercado Regulations controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of pursuant to Section 55,57, with due regard for applicable rules and regulations; and (c) should delisting of the Company from the Novo Mercado be caused by non-compliance with the obligations contained in the Novo Mercado Regulations, the Controlling Shareholder, as such term is defined in the This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Novo Mercado Regulations controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, for at least the economic value thereof as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 ofpursuant to Section 55,57, with due regard for applicable rules and regulations. Section 5859 – Subject to the provisions of these Bylaws and without prejudice to applicability of the provisions of Section 5456 above, the Disposal of a Controlling Interest direct or indirect sale of control of the Company, as defined in the Novo Mercado Regulations, in a single transaction or a series of successive transactions must be agreed upon under the condition precedent or subsequent that the Purchaser purchaser will make a tender offer for the remaining shares of the other for the shares issued by the Company and held by the other shareholders of the Company, subject to the terms of and within the time limits prescribed in prevailing legislation in applicable regulations and the Novo Mercado Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder seller.  Sole Paragraph - The foregoing tender offer must also be made: (i) upon an assignment for value of rights to subscribe to newly-issued shares and other securities or rights to convertible securities that may result in a disposal of a controlling interest in the Company; and (ii) in the event of disposal of a controlling interest in a company that holds controlling power over the Company; in such case the Selling Controlling Shareholder will be required to disclose to BM&FBOVESPA the value assigned to the Company in such disposal, together with the relevant supporting documentation. Section 59 - With due regard for the provisions of these Bylaws and without prejudice to the provisions of Section 54 above, a party that acquires a Controlling Power in the Company, as defined in the Novo Mercado Regulations, by virtue of a private stock purchase agreement made with the Controlling Shareholder, involving any number of shares, will be required to: (i) make the tender offer mentioned in the Novo Mercado Regulations; and (ii) pay, as described below, an amount corresponding to the difference between the tender offer price and the price for the shares purchased on the stock exchange during the 6-month period next preceding acquisition of Controlling Power, as adjusted for inflation up to the date of payment. Said amount will be payable to all persons selling shares of the Company in the trading sessions where the Purchaser purchased shares, pro rata to the net daily selling balance of each such person, BM&FBOVESPA to arrange for the relevant payments in accordance with the terms of its regulations. Section 60 - The Company will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the Novo Mercado Regulations. Section 61 - With due regard for the provisions in these Bylaws, the Company will not file a shareholders’ agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder. Section 6260 – A single tender offer of shares may be conducted for more than one of the purposes contemplated in this Article VIII, the Novo Mercado Regulations or the regulations issued by CVM, provided that it is possible to harmonize the procedures of the various types of tender offer and there is no loss to the offerees, and provided, further, that CVM gives its consent, where required by applicable law. Section 6361 – The Company or the shareholders responsible for a tender offer under these Bylaws, the Novo Mercado Regulations or the regulations issued by the CVM may ensure the conduct thereof through any shareholder, a third party or, as the case may be, the Company. The Company or the shareholder, as the case may be, will not be released from the obligation to carry out a tender offer until such time as it has been completed in compliance with applicable rules. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Novo Mercado Regulations controlling shareholder, pursuant to applicable law, must undertake a tender offer for the shares of the remaining shareholders, for at least the economic value thereof as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 ofpursuant to Section 55,57, with due regard for applicable rules and regulations. Section 5859 – Subject to the provisions of these Bylaws and without prejudice to applicability of the provisions of Section 5456 above, the Disposal of a Controlling Interest direct or indirect sale of control of the Company, as defined in the Novo Mercado Regulations, in a single transaction or a series of successive transactions must be agreed upon under the condition precedent or subsequent that the Purchaser purchaser will make a tender offer for the remaining shares of the other for the shares issued by the Company and held by the other shareholders of the Company, subject to the terms of and within the time limits prescribed in prevailing legislation in applicable regulations and the Novo Mercado Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder seller. Sole Paragraph - The foregoing tender offer must also be made: (i) upon an assignment for value of rights to subscribe to newly-issued shares and other securities or rights to convertible securities that may result in a disposal of a controlling interest in the Company; and (ii) in the event of disposal of a controlling interest in a company that holds controlling power over the Company; in such case the Selling Controlling Shareholder will be required to disclose to BM&FBOVESPA the value assigned to the Company in such disposal, together with the relevant supporting documentation. Section 59 - With due regard for the provisions of these Bylaws and without prejudice to the provisions of Section 54 above, a party that acquires a Controlling Power in the Company, as defined in the Novo Mercado Regulations, by virtue of a private stock purchase agreement made with the Controlling Shareholder, involving any number of shares, will be required to: (i) make the tender offer mentioned in the Novo Mercado Regulations; and (ii) pay, as described below, an amount corresponding to the difference between the tender offer price and the price for the shares purchased on the stock exchange during the 6-month period next preceding acquisition of Controlling Power, as adjusted for inflation up to the date of payment. Said amount will be payable to all persons selling shares of the Company in the trading sessions where the Purchaser purchased shares, pro rata to the net daily selling balance of each such person, BM&FBOVESPA to arrange for the relevant payments in accordance with the terms of its regulations. Section 60 - The Company will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the Novo Mercado Regulations. Section 61 - With due regard for the provisions in these Bylaws, the Company will not file a shareholders’ agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder. Section 6260 – A single tender offer of shares may be conducted for more than one of the purposes contemplated in this Article VIII, the Novo Mercado Regulations or the regulations issued by CVM, provided that it is possible to harmonize the procedures of the various types of tender offer and there is no loss to the offerees, and provided, further, that CVM gives its consent, where required by applicable law. Section 6361 – The Company or the shareholders responsible for a tender offer under these Bylaws, the Novo Mercado Regulations or the regulations issued by the CVM may ensure the conduct thereof through any shareholder, a third party or, as the case may be, the Company. The Company or the shareholder, as the case may be, will not be released from the obligation to carry out a tender offer until such time as it has been completed in compliance with applicable rules. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

Section 64 – The provisions of the Novo Mercado Regulations will prevail over the provisions of these Bylaws, in the event of detriment to the rights of the offerees in the tender offers contemplated in these Bylaws. Article IX Arbitration Section 652 – The Company, its shareholders, directors and the , executive officers and members of the Fiscal Council fiscal council, including acting and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), all and pursuant to its regulation, any dispute or disagreements among them arising from or in relation, in particular to the applicability, validity, effectiveness, construction, and violation and related effects, to the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76 as amended, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, the Arbitration Rules, the Sanction Rules other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph 1 – The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these Bylaws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City of Brasília (Federal District). Paragraph 2 – The investiture of directors, executive officers and members of the fiscal council, including acting and alternate members, is contingent on the execution of the investiture instrument, which must set forth that they are subject to the arbitration clause set forth in this Section 62. Article X Section 63 – The Company may enter into agreements with, or approve indemnity policies covering the members of, the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees and agents that duly act under powers of attorney granted by the directors and executive officers of the Company or its controlled companies (“Beneficiaries”), for whom the Company agrees to bear or reimburse certain expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts practiced in the regular exercise of the Beneficiaries’ duties, from the date of their investiture or beginning of the employment relationship with the Company, as applicable. Paragraph 1 – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company will not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases: I. acts practiced outside the regular exercise of the Beneficiaries’ duties; II. acts practiced by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud; III. acts practiced by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or IV. indemnifications resulting from the action for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76. Paragraph 2 – The indemnity agreements (acordo de indenidade) or policies must be adequately disclosed and provide for, without limitation: I. the applicable terms and conditions; This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100Section 64 – The provisions of the Novo Mercado Regulations will prevail over the provisions of these Bylaws, in the event of detriment to the rights of the offerees in the tender offers contemplated in these Bylaws. Article IX Arbitration Section 652 – The Company, its shareholders, directors and the , executive officers and members of the Fiscal Council fiscal council, including acting and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), all and pursuant to its regulation, any dispute or disagreements among them arising from or in relation, in particular to the applicability, validity, effectiveness, construction, and violation and related effects, to the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76 as amended, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, the Arbitration Rules, the Sanction Rules other B3 regulations and the Novo Mercado Participation Agreement. Sole Paragraph 1 – The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these Bylaws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City of Brasília (Federal District). Paragraph 2 – The investiture of directors, executive officers and members of the fiscal council, including acting and alternate members, is contingent on the execution of the investiture instrument, which must set forth that they are subject to the arbitration clause set forth in this Section 62. Article X Section 63 – The Company may enter into agreements with, or approve indemnity policies covering the members of, the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees and agents that duly act under powers of attorney granted by the directors and executive officers of the Company or its controlled companies (“Beneficiaries”), for whom the Company agrees to bear or reimburse certain expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts practiced in the regular exercise of the Beneficiaries’ duties, from the date of their investiture or beginning of the employment relationship with the Company, as applicable. Paragraph 1 – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company will not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases: I. acts practiced outside the regular exercise of the Beneficiaries’ duties; II. acts practiced by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud; III. acts practiced by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or IV. indemnifications resulting from the action for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76. Paragraph 2 – The indemnity agreements (acordo de indenidade) or policies must be adequately disclosed and provide for, without limitation: I. the applicable terms and conditions; This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

II. mechanisms to identify and handle conflicts of interest; and III. the procedure to be adopted in the decision-making process about the execution of indemnity agreements (acordos de indenidade) by the Company and the payment of amounts by the Company. Paragraph 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement (acordo de indenidade) or policy approved by the Board of Directors, any amounts paid by the Company relating to this act based on the Beneficiary’s obligations set forth in these indemnity agreements (acordos de indenidade) or policies must be returned by Beneficiaries. As approved by the Extraordinary Shareholders’ Meeting on 04[27] of [May], 20169. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100II. mechanisms to identify and handle conflicts of interest; and III. the procedure to be adopted in the decision-making process about the execution of indemnity agreements (acordos de indenidade) by the Company and the payment of amounts by the Company. Paragraph 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement (acordo de indenidade) or policy approved by the Board of Directors, any amounts paid by the Company relating to this act based on the Beneficiary’s obligations set forth in these indemnity agreements (acordos de indenidade) or policies must be returned by Beneficiaries. As approved by the Extraordinary Shareholders’ Meeting on 04[27] of [May], 20169. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 41803.00100

12 Annex II – REPORT OF PROPOSED AMENDMENTS TO THE BYLAWS (Pursuant to Section 11, item II, of CVM Instruction 481/09) This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 12 Annex II – REPORT OF PROPOSED AMENDMENTS TO THE BYLAWS (Pursuant to Section 11, item II, of CVM Instruction 481/09) This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

192

Annex II – Report of Proposed Amendments to the Bylaws

(Pursuant to Section 11, item II, of CVM Instruction No. 481/09)

COMPARATIVE TABLE OF THE BYLAWS

PROPOSED AMENDMENTS TO THE BYLAWS OF EMBRAER S.A.

Current Bylaws	Proposed Amendments to the Bylaws	Justification/Comments
ARTICLE I NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION	ARTICLE I NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION	
SECTION 1 - (...) **PARAGRAPH 2 -** Considering that the Company has joined a special listing segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the Brazilian Stock Exchange ("BM&FBOVESPA"), named *Novo Mercado*, the Company, its shareholders, directors, officers and members of the fiscal council, when convened, are required to comply with the *Novo Mercado* Regulations ("*Novo Mercado* Regulations").	**SECTION 1 - (...)** **PARAGRAPH 2 -** Considering that the Company has joined the *Novo Mercado* segment of the B3 S.A. – Brasil, Bolsa, Balcão ~~BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros~~ ("*Novo Mercado*" and "~~BM&FBOVESPA~~B3," respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the ~~Fiscal Council~~ fiscal council, when convened, are required to comply with the *Novo Mercado* ~~BM&FBOVESPA Listing~~ Regulations ("*Novo Mercado* Regulations").	New name of B3 S.A. – Brasil, Bolsa Balcão ("B3") and changes to Paragraph 2 of Section 1 of the Bylaws of the Company to adjust it to the requirements set forth in the recently amended *Novo Mercado* Regulations that came into force on January 2, 2018 ("New NM Regulations").

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

193

SECTION 4 - (...) IV. With due regard for the provisions of Section 54 hereof, no majority group may be formed in advance of the Shareholders' Meetings under shareholders' agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter "a" of item III of this Section;	**SECTION 4 - (...)** IV. With due regard for the provisions of Section 54,56 hereof, no majority group may be formed in advance of the Shareholders' Meetings under shareholders' agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter "a" of item III of this Section;	Change to item IV of Section 4 due to the renumbering of sections resulting from the inclusion of new ones.
ARTICLE II CAPITAL STOCK AND SHARES	ARTICLE II CAPITAL STOCK AND SHARES	
SECTION 6 - The capital stock of the Company, which is fully subscribed to and paid in, is four billion, seven hundred eighty-nine million, six hundred seventeen thousand, fifty-two Brazilian *Reais* and forty-two *centavos* (BRL 4,789,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which with no par value.	**SECTION 6 -** The capital stock of the Company, which is fully subscribed to and paid in, is four five billion, seven hundred eighty one hundred fifty-nine million, six hundred seventeen thousand, fifty-two Brazilian *Reais* and forty-two *centavos* (R$4,789,617,052.42 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which with no par value.	Change to Section 6 to reflect the increase in the capital stock of the Company, approved by the Board of Directors of the Company at the meeting held on March 5, 2018.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

194

SECTION 7 – (...) **PARAGRAPH 2 -** Within the limit of the authorized capital, the Board of Directors will be free: a) to take action on the issuance of warrants; (...)	**SECTION 7 – (...)** **PARAGRAPH 2 -** Within the limit of the authorized capital, the Board of Directors will be free: a) to take action on the issuance of warrants;, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares; (...)	Inclusion of text at the end of sub item "a" of Paragraph 2 of Section 7 to avoid any controversy about the authority of the Board of Directors to deliberate on the issuance of warrants.
SECTION 9 - (...) VII. Any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XIII of Section 39 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share. **PARAGRAPH 1** - The conduct of a public offering for the purchase of the Company's shares, as referred to in Section 54 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share. (...)	**SECTION 9º - (...)** VII. Any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XIIIXII of Section 3941 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share. **PARAGRAPH 1º** - The conduct of a public offering for the purchase of the Company's shares, as referred to in Section 5456 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share. (...)	Change to item VII of Section 9 and paragraph 1 due to the renumbering of sections resulting from the inclusion of new ones.
SECTION 9 - (...) **PARAGRAPH 3 –** Without prejudice to the procedure defined in Paragraph 2 above, all	**SECTION 9 - (...)** **PARAGRAPH 3 –** Without prejudice to the procedure defined in Paragraph 2 above, all	Change to Paragraph 3 of Section 9 to reflect the new name of the Ministry of the Economy (formerly known as Ministry of Finance).

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

195   matters to be acted on by the Board of Directors matters to be acted on by the Board of Directors  that  are  subject  to  a  veto  by  the  Brazilian that are subject to veto by the Brazilian Federal  Federal  Government  must  also  be Government, as holder of the golden share,  communicated in advance to the Ministry of must also be communicated in advance to the  Finance by notice given concurrently with the Ministry  of  Finance  the  Economy  by  notice  notice mentioned in item II above, the Ministry given concurrently with the notice mentioned  to  pass  on  the  matter  within  30  days  after in  item  II  above,  and  the  Ministry  of  the  receipt of the notice referred to in item II above. Economy must make a statement on the matter  within  30  days  after  receipt  of  the  notice  referred to in item II above.  ARTICLE III  ARTICLE III    SHAREHOLDERS  SHAREHOLDERS  SECTION  11  ‐  For  the  purposes  of  these SECTION  11  ‐  For  the  purposes  of  these Change to Section 11 to improve wording, in  1 Bylaws,  foreign  shareholders  (“Foreign Bylaws,  foreign  shareholders  (“Foreign order to correct the Portuguese’s grammar .   Shareholders”)  will  be  individuals,  legal Shareholders”)  will  be  individuals,  legal  entities, investment funds or investment clubs entities, investment funds or investment clubs  and any other organizations not encompassed and any other organizations not encompassed  by the provisions of Section 10 hereof, as well by the provisions of Section 10 hereof, as well  those that fail to show evidence that they meet those that fail to show evidence that they meet  the requirements for registration as Brazilian the requirements for registration as Brazilian  Shareholders,  according  to  Paragraph  2  of Shareholders,  according  to  Paragraph  2  of  Section 10 hereof.  Section 10 hereof.  SECTION  13  –  Every  shareholder  or SECTION  13  –  Every  shareholder  or Change  to  Section  13  to  adjust  it  to  the  Shareholder Group is required to disclose, by Shareholder Group is required to disclose, by requirements  set  forth  in  CVM  Instruction  notice to the Company and the stock exchanges notice to the Company and the stock exchanges No. 358/02, as amended.                                                          1  Not affected by the translation into English  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 195 matters to be acted on by the Board of Directors matters to be acted on by the Board of Directors that are subject to a veto by the Brazilian that are subject to veto by the Brazilian Federal Federal Government must also be Government, as holder of the golden share, communicated in advance to the Ministry of must also be communicated in advance to the Finance by notice given concurrently with the Ministry of Finance the Economy by notice notice mentioned in item II above, the Ministry given concurrently with the notice mentioned to pass on the matter within 30 days after in item II above, and the Ministry of the receipt of the notice referred to in item II above. Economy must make a statement on the matter within 30 days after receipt of the notice referred to in item II above. ARTICLE III ARTICLE III SHAREHOLDERS SHAREHOLDERS SECTION 11 ‐ For the purposes of these SECTION 11 ‐ For the purposes of these Change to Section 11 to improve wording, in 1 Bylaws, foreign shareholders (“Foreign Bylaws, foreign shareholders (“Foreign order to correct the Portuguese’s grammar . Shareholders”) will be individuals, legal Shareholders”) will be individuals, legal entities, investment funds or investment clubs entities, investment funds or investment clubs and any other organizations not encompassed and any other organizations not encompassed by the provisions of Section 10 hereof, as well by the provisions of Section 10 hereof, as well those that fail to show evidence that they meet those that fail to show evidence that they meet the requirements for registration as Brazilian the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Shareholders, according to Paragraph 2 of Section 10 hereof. Section 10 hereof. SECTION 13 – Every shareholder or SECTION 13 – Every shareholder or Change to Section 13 to adjust it to the Shareholder Group is required to disclose, by Shareholder Group is required to disclose, by requirements set forth in CVM Instruction notice to the Company and the stock exchanges notice to the Company and the stock exchanges No. 358/02, as amended. 1 Not affected by the translation into English This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

196

EMBR3 NOVO MERCADO BOVESPA BRASIL | EMBRAER | ERJ LISTED NYSE

on which the securities of the Company are traded, any acquisition of shares that exceeds 5% of capital stock of the Company or multiples thereof, when added to the shares already owned.	on which the securities of the Company are traded, any ~~acquisition of shares that exceeds 5% of capital stock of the Company, when added to the shares already owned~~ negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively~~or multiples thereof~~.	
ARTICLE IV SHAREHOLDERS' MEETING	ARTICLE IV SHAREHOLDERS' MEETING	
SECTION 18 – (...) V. To take action on the proposed delisting of the Company from the *Novo Mercado* of BM&FBOVESPA;	**SECTION 18 –** (...) ~~V. To take action on the proposed delisting of the Company from the Novo Mercado of BM&FBOVESPA~~;	Exclusion of item V of Section 18 of the Company Bylaw to adjust it to the requirements set forth in the New NM Regulation.
SECTION 18 – (...) VII. To approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the	**SECTION 18 –** (...) VI~~I~~. To attribute to directors and executive officers and/or employees of the Company profit sharing, subject to legal limits and the human resources policy of the Company;	Change to current item VII (item VI, due to the renumbering of sections) of Section 18 to improve wording[2].

[2] Not affected by the translation into English

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

197

EMBR3 NOVO MERCADO BOVESPA BRASIL
EMBRAER
ERJ LISTED NYSE

Company, according to the terms of Section 7, Paragraph 2, letter "b" hereof;		
SECTION 18 – (...) Items VI to X	**SECTION 18 –** (...) Items V to IX	Renumbering of items due to the exclusion of current item V, as per change described above.
SECTION 18 – (...) No corresponding text.	**SECTION 18 –** (...) X. To dismiss the requirement of conducting a tender offer to delist from the *Novo Mercado*. **SOLE PARAGRAPH** - The resolution referred to in item X of this Section must be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and if convened on second call, any number of shareholders representing outstanding shares may be in attendance.	Inclusion of item X and sole paragraph in Section 18 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 20 – (...) **PARAGRAPH 1** - The Company will waive submission of proof by a holder of book-entry shares whose name appears on the list of	**SECTION 20 –** (...) **PARAGRAPH 1º** - The Company will waive submission of proof of ownership by a holder of book-entry shares whose name appears on	Inclusion of the wording "of ownership" in Paragraph 1 of Section 20 to improve wording and avoid controversy.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

198

shareholders provided by the financial institution acting as registrar.	the list of shareholders provided by the financial institution acting as registrar.	
SECTION 20 – (...) **PARAGRAPH 2º** - A shareholder may be represented at a Shareholders' Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, provided that the relevant proxy statement is filed with the principal place of business of the Company no later than 48 hours prior to the time scheduled for the Shareholders' Meeting.	**SECTION 20 –** (...) **PARAGRAPH 2º** - A shareholder may be represented at a Shareholders' Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, ~~provided that~~ who must file the relevant proxy statement ~~is filed with~~ at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders' Meeting.	Change to Paragraph 2 of Section 20 of the Bylaws to adjust it to the guidelines set forth in Circular Letter (*Ofício-Circular*) CVM/SEP 03/19.
SECTION 21 – A shareholders' Meeting will be called to order, on first call, upon attendance by shareholders representing at least 25% of the capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance, with due regard for the provision in Paragraph 3 of Section 55 hereof.	**SECTION 21 –** A shareholders' Meeting will be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance~~, with due regard for the provision in Paragraph 3 of Section 55 hereof~~.	Inclusion of the wording "voting" in the provision of Section 21 to improve wording and avoid controversy, reflecting that the quorum for the shareholders' Meeting takes into consideration the requirements provided in article 125 of Law No 6.404/76. Additionally, exclusion of wording at the end of the Section 21 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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SECTION 24 - With respect to the resolutions of the Shareholders' Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.	**SECTION 24** - With respect to the resolutions of the Shareholders' Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.	Change to Section 24 to improve wording, including the word "Sections".
ARTICLE V BOARD OF DIRECTORS, BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	ARTICLE V BOARD OF DIRECTORS, BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL	
PART I BOARD OF DIRECTORS	PART I BOARD OF DIRECTORS	
SECTION 26 - The directors, executive officers and members of the Fiscal Council will take office by executing an deed of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be, and executing a Manager Consent or Member of Fiscal Council Consent, as mentioned in the *Novo Mercado* Regulations, in compliance with the applicable provisions of law.	**SECTION 26 -** The directors, executive officers and members of the Fiscal Council will take office by executing a deed of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be~~, and executing a Manager Consent or Member of Fiscal Council Consent, as mentioned in the *Novo Mercado* Regulations, in compliance with the applicable provisions of law~~.	Exclusion of wording at the end of the introduction of Section 26 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

200   SECTION 27 – The Board of Directors will be SECTION 27 – The Board of Directors will be Change to Section 27 to set  forth that the Board  composed of 11 members, all of whom will be composed of at least nine and no more than of Directors will be composed of at  least nine  elected by the Shareholders’ Meeting with a eleven 11 members, all of whom will be elected and no more than eleven members.  unified term of office of two years, reelection by the Shareholders’ Meeting for a unified two  being  permitted,  with  due  regard  for  the years term, reelection being permitted, with  provisions in Paragraphs 1 and 2 below.  due regard for the provisions in Paragraphs 1  and 2 below.  SECTION 27 – (...)  SECTION 27 – (...)  Change to Paragraph 3 of Section 27 due to the      change  described  above,  in  order  to  avoid  PARAGRAPH 3 – The remaining eight Board PARAGRAPH 3 – The remaining eight Board controversies about the number of members to  members  will  be  elected  by  the  other members  will  be  elected  by  the  other be elected by the other shareholders.  shareholders of the Corporation, subject to the shareholders of the Company, subject to the  provisions of Sections 31 and 32 hereof. It will provisions of Sections 31 and 32 hereof.  It will  be  incumbent  on  the  Chairman  of  the be  incumbent  on  the  Chairman  of  the  Shareholders’ Meeting, when conducting the Shareholders’ Meeting, when conducting the  proceedings related to the election of Board proceedings related to the election of Board  members, to determine the voting mechanism members, to determine the voting mechanism  for  election  of  Board  members,  as for  election  of  Board  members,  as  contemplated in this Paragraph (Section 31 or contemplated in this Paragraph (Section 31 or  Section 32).  Section 32).     This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 200 SECTION 27 – The Board of Directors will be SECTION 27 – The Board of Directors will be Change to Section 27 to set forth that the Board composed of 11 members, all of whom will be composed of at least nine and no more than of Directors will be composed of at least nine elected by the Shareholders’ Meeting with a eleven 11 members, all of whom will be elected and no more than eleven members. unified term of office of two years, reelection by the Shareholders’ Meeting for a unified two being permitted, with due regard for the years term, reelection being permitted, with provisions in Paragraphs 1 and 2 below. due regard for the provisions in Paragraphs 1 and 2 below. SECTION 27 – (...) SECTION 27 – (...) Change to Paragraph 3 of Section 27 due to the change described above, in order to avoid PARAGRAPH 3 – The remaining eight Board PARAGRAPH 3 – The remaining eight Board controversies about the number of members to members will be elected by the other members will be elected by the other be elected by the other shareholders. shareholders of the Corporation, subject to the shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It will provisions of Sections 31 and 32 hereof. It will be incumbent on the Chairman of the be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the Shareholders’ Meeting, when conducting the proceedings related to the election of Board proceedings related to the election of Board members, to determine the voting mechanism members, to determine the voting mechanism for election of Board members, as for election of Board members, as contemplated in this Paragraph (Section 31 or contemplated in this Paragraph (Section 31 or Section 32). Section 32). This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

201

SECTION 27 – (...) No corresponding text.	**SECTION 27 – (...)** **PARAGRAPH 4 –** Subject to the introduction and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office will be determined at the Shareholders' Meeting whose agenda includes the election of members of the Board of Directors.	Inclusion of new Paragraph 4 due to the change described above, in order to set forth a rule to regulate the authority and time of determination of the number of members that will compose the Board of Directors.
SECTION 27 – (...) **PARAGRAPH 4 –** (...)	**SECTION 27 – (...)** **PARAGRAPH ~~4~~5 –** (...)	Renumbering of Paragraph 4 (renumbered Paragraph 5) of Section 27 of the Bylaws of the Company as a result of the inclusion of the new paragraph mentioned above.
SECTION 27 – (...) **PARAGRAPH 5** - At least twenty percent (20%) of the directors will be Independent Directors, as defined in the *Novo Mercado* Regulations and expressly acknowledged as such in the minutes of the Shareholders' Meeting that elects such directors, provided, further, that there shall be deemed independent director(s) any director(s) elected under the permission in Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof.	**SECTION 27 – (...)** **PARAGRAPH ~~5~~6** - At least two (2) or twenty percent (20%), whichever is higher, of the directors will be Independent Directors, as defined in the *Novo Mercado* Regulations, ~~and expressly acknowledged as such in the minutes of (~~The candidates for the Board of Directors will be determined as independent in the Shareholders' Meeting that elects them~~such directors~~, and in the case there is a controlling shareholder,~~provided, further, that there shall~~ they will also be deemed independent director(s) ~~any director(s) elected under the~~	Change to paragraphs 5 and 6 of Section 27 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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PARAGRAPH 6 - Where compliance with the percentage in the preceding Paragraph would entail a fractional number of directors, the rounding procedure set forth in the *Novo Mercado* Regulations will be adopted.	~~permission in~~ <u>if elected pursuant to</u> Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof. **PARAGRAPH** ~~**6**~~<u>**7**</u> - ~~Where compliance with the percentage in~~ <u>If the calculation of</u> the percentage referred to in the preceding Paragraph results in a fractional number of directors, ~~the rounding procedure set forth in the *Novo Mercado* Regulations will be adopted~~ <u>this percentage will be rounded up to the next whole number</u>.	
SECTION 28 - The Board of Directors will have a Chairman and a Vice Chairman, who will be selected by the Shareholders' Meeting shortly after election of the Board members.	**SECTION 28 -** The Board of Directors will have a Chairman and a Vice Chairman, who will be ~~selected~~ <u>elected</u> by the Shareholders' Meeting shortly after election of the Board members.	Change to Section 28 to improve wording and avoid controversy.
SECTION 29 – (...) I. Except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect to any office of director, the remaining members of the Board of Directors will appoint a substitute that will serve until the next Shareholders' Meeting, at which time a replacement will be elected;	**SECTION 29 – (...)** I. except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect ~~to any office of director, the remaining members of~~ <u>up to two directors, the Board of Directors will continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors will appoint</u>	Change to item I of Section 29 to alter the rule applicable to the events of impediment or vacancy in the Board of Directors.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

203   a the substitute(s) that will serve until the next  Shareholders’  Meeting,  at  which  time  a  the  replacement(s) will be elected. In the event of  vacancy  with  respect  to  more  than  two  directors  will  appoint  a  substitute  that  will  serve until the next, the following rules apply:  (x) if the vacancy does not refer to the majority  of positions, the other members of the Board of  Directors may call a Shareholders’ Meeting to  elect the substitute(s) or directly appoint the  substitute(s), and no more than two seats in the  Board of Directors can remain vacant; (y) if the  vacancy refers to the majority of positions, a  Shareholders’  Meeting,  at  which  time  a  replacement will be elected must be called to  elect their substitutes. In all cases, substitutes  must serve for the remaining terms of office of  the directors they replaced;  SECTION 29 – (...)  SECTION 29 – (...)  Change to item VI of Section 29 to improve      wording and avoid controversy.  VI. In the event of a vacancy with respect to VI. In the event of a cumulative vacancy with  both  an  acting  and  an  alternate  director respect  to  both  an  acting  and  an  alternate  referred to in Paragraphs 1 and 2 of Section 27, director referred to in Paragraphs 1 and 2 of  the Board will promptly call a Shareholders’ Section  27,  the  Board  will  promptly  call  a  Meeting to fill the vacant positions.  Shareholders’  Meeting  to  fill  the  vacant  positions.  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 203 a the substitute(s) that will serve until the next Shareholders’ Meeting, at which time a the replacement(s) will be elected. In the event of vacancy with respect to more than two directors will appoint a substitute that will serve until the next, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), and no more than two seats in the Board of Directors can remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting, at which time a replacement will be elected must be called to elect their substitutes. In all cases, substitutes must serve for the remaining terms of office of the directors they replaced; SECTION 29 – (...) SECTION 29 – (...) Change to item VI of Section 29 to improve wording and avoid controversy. VI. In the event of a vacancy with respect to VI. In the event of a cumulative vacancy with both an acting and an alternate director respect to both an acting and an alternate referred to in Paragraphs 1 and 2 of Section 27, director referred to in Paragraphs 1 and 2 of the Board will promptly call a Shareholders’ Section 27, the Board will promptly call a Meeting to fill the vacant positions. Shareholders’ Meeting to fill the vacant positions. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

204   SECTION 30 – (...)  SECTION 30 – (...)  Change to Paragraph 3 of Section 30 to avoid      controversy  regarding  the  rules  of  the  PARAGRAPH 3 – With regard to the election PARAGRAPH 3 – With regard to the election nomination of candidates.  of the members of the Board of Directors as of  the  members  of  the  Board  of  Directors    contemplated  in  Paragraph  3  of  Section  27 pursuant  to  Paragraph  3  of  Section  27,    hereof,  and  irrespective  of  the  election regardless of the election process to be adopted  mechanism to be adopted (Section 31 or Section (Section 31 or Section 32), any shareholder that  32), any shareholder that wishes to nominate a wishes to nominate a slate of candidates, in the  candidate that is not a Board member must event of election by slate of candidates, or one  give written notice to the Company no later candidate, in the event of the adoption of the  than  ten  days  prior  to  the  relevant multiple voting process, that is not a member  Shareholders’  Meeting,  indicating  the  name, of  the  Board  of  Directors  or  the  slate  of  qualifications and professional résumé of each candidates appointed by the Board of Directors  such person, together with a consent signed by shall notify the Company of this in writing,  the candidate agreeing  to run for office.  At within 10 days before the occurrence of the  least  eight  days  prior  to  the  Shareholders’ Shareholders’  Meeting,  indicating  the  name,  Meeting, the Company will publish a notice to qualifications and professional résumé of each  the shareholders  indicating the  place  where one  and  attaching  to  the  notification  a  they  may  obtain  a  list  of  all  candidates certificate  signed  by  the  candidate  attesting  proposed according to this Paragraph and a his/her  acceptance  to  run  for  office.   The  copy of their qualifications and professional Company will publish up to eight days before  résumés.  the  date  of  the  Shareholders’  Meetings,  an    announcement informing the shareholders the    location where they may obtain the list of all  the candidates proposed in the terms of this  Paragraph  and  a  copy  of  his  or  her  qualifications and professional résumés.  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 204 SECTION 30 – (...) SECTION 30 – (...) Change to Paragraph 3 of Section 30 to avoid controversy regarding the rules of the PARAGRAPH 3 – With regard to the election PARAGRAPH 3 – With regard to the election nomination of candidates. of the members of the Board of Directors as of the members of the Board of Directors contemplated in Paragraph 3 of Section 27 pursuant to Paragraph 3 of Section 27, hereof, and irrespective of the election regardless of the election process to be adopted mechanism to be adopted (Section 31 or Section (Section 31 or Section 32), any shareholder that 32), any shareholder that wishes to nominate a wishes to nominate a slate of candidates, in the candidate that is not a Board member must event of election by slate of candidates, or one give written notice to the Company no later candidate, in the event of the adoption of the than ten days prior to the relevant multiple voting process, that is not a member Shareholders’ Meeting, indicating the name, of the Board of Directors or the slate of qualifications and professional résumé of each candidates appointed by the Board of Directors such person, together with a consent signed by shall notify the Company of this in writing, the candidate agreeing to run for office. At within 10 days before the occurrence of the least eight days prior to the Shareholders’ Shareholders’ Meeting, indicating the name, Meeting, the Company will publish a notice to qualifications and professional résumé of each the shareholders indicating the place where one and attaching to the notification a they may obtain a list of all candidates certificate signed by the candidate attesting proposed according to this Paragraph and a his/her acceptance to run for office. The copy of their qualifications and professional Company will publish up to eight days before résumés. the date of the Shareholders’ Meetings, an announcement informing the shareholders the location where they may obtain the list of all the candidates proposed in the terms of this Paragraph and a copy of his or her qualifications and professional résumés. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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SECTION 31 – Except as provided in Section 32 hereof, election of Board members as contemplated in Paragraph 3 of Section 27 will be conducted according to a slate system, whereby no vote may be cast for an individual candidate. **PARAGRAPH 1** – In the case of an election as referred to in this Section 31, the Board of Directors will nominate a slate, provided further that the management of the Company, no later than 30 days prior to the date scheduled for the Shareholders' Meeting, will send to the Stock Exchange, will post on the Company's website and will make available to the shareholders at the Company's principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting Board members comprising the slate referred to in this Paragraph.	**SECTION 31** – Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 will be conducted according to a slate system, whereby no vote may be cast for an individual candidate. **PARAGRAPH 1** – In the case of an election as referred to in this Section 31, the Board of Directors will nominate a slate of candidates, provided further that the management of the Company, no later than 30 days prior to the date scheduled for the Shareholders' Meeting, ~~will~~send to the ~~Stock Exchange~~ stock exchange, ~~will~~ post on the Company's website and ~~will~~ make available to the shareholders at the Company's principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting Board members comprising the slate referred to in this Paragraph.	Change to the introduction of Section 31 and Paragraph 1 to improve wording and avoid controversy.
SECTION 31 – (...)	**SECTION 31** – (...)	Change to sub item "b" and "c" of Paragraph 2 of Section 31 to make clear the information that

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

206   PARAGRAPH 2 – Any other shareholder or PARAGRAPH 2 – Any other shareholder or should  be  included  in  the  possible  group of shareholders may propose another group of shareholders may propose another communication  of  a  shareholder  with  a  slate for the Board of Directors, subject to the slate for the Board of Directors, subject to the proposal for another slate.  following rules:  following rules:      (…)  (…)      b) the notice should contain the information b) the notice should contain indicate the names  and documents mentioned in Paragraph 3 of of the candidates for the slate and, for members  Section 30, with an indication of the members;  who arewill not be members of the Board of    Directors or members of the slate indicated by    the  Board  of  Directors,  the  notice  should    indicate  the  respective  qualification  and    professional  résumés,  executed  instrument    certifying acceptance to run in the election, as    well as the other information and documents    mentioned in Paragraph 3 of Section 30, with    an  indication  of  the  members  required  by    applicable law;  c) no later than eight days prior to the date of    the Shareholders’ Meeting, the Company will c)  up  to  eight  days  before  the  date  of  the  publish a notice informing the place where the Shareholders’  Meeting,  the  Company  will  shareholders  may  obtain  a  copy  of  the publish a notice informing the place where the  proposed slate, such notice to be posted on the shareholders  may  obtain  a  copy  of  the  Company’s website as well.  proposed slate and a copy of the qualification  and  professional résumés of the  candidates,  such notice to be posted on the Company’s  website as well.   This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 206 PARAGRAPH 2 – Any other shareholder or PARAGRAPH 2 – Any other shareholder or should be included in the possible group of shareholders may propose another group of shareholders may propose another communication of a shareholder with a slate for the Board of Directors, subject to the slate for the Board of Directors, subject to the proposal for another slate. following rules: following rules: (…) (…) b) the notice should contain the information b) the notice should contain indicate the names and documents mentioned in Paragraph 3 of of the candidates for the slate and, for members Section 30, with an indication of the members; who arewill not be members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice should indicate the respective qualification and professional résumés, executed instrument certifying acceptance to run in the election, as well as the other information and documents mentioned in Paragraph 3 of Section 30, with an indication of the members required by applicable law; c) no later than eight days prior to the date of the Shareholders’ Meeting, the Company will c) up to eight days before the date of the publish a notice informing the place where the Shareholders’ Meeting, the Company will shareholders may obtain a copy of the publish a notice informing the place where the proposed slate, such notice to be posted on the shareholders may obtain a copy of the Company’s website as well. proposed slate and a copy of the qualification and professional résumés of the candidates, such notice to be posted on the Company’s website as well. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

207

SECTION 32 – In connection with the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the capital stock will be free to request adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders' Meeting. **PARAGRAPH 2 –** (...) a) firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Company's capital stock as many votes as correspond to the number of members of the Board of Directors to be elected; b) if the aggregate votes of the Foreign Shareholders exceed 2/3 of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to	**SECTION 32 –** In connection with the election of the members of the Board of Directors as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock will be free to request adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders' Meeting. **PARAGRAPH 2 –** (...) a) firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Company's capital stock as many votes as correspond to the number of members of the Board of Directors to be elected; b) if the aggregate votes of the Foreign Shareholders exceed 2/3 of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to	Change to the introduction of Section 32, sub items a and b of Paragraph 2 and sub item b of Paragraph 3 to improve wording and avoid controversy[3], reflecting that the minimum percentage takes into account the voting capital, as well as identifying the information of the nominee indicated by the shareholder that must be provided.

[3] Not affected by the translation into English

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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make them compliant with the limit in item II of Section 14. **PARAGRAPH 3 – (...)** b) a candidate that is nominated by any shareholder but is not a member of the Board of Directors, pursuant to Paragraph 3 of Section 30.	make them compliant with the limit in item II of Section 14. **PARAGRAPH 3 – (...)** b) a candidate that is nominated by any shareholder and is not a member of ~~the Board of Directors, pursuant to Paragraph 3 of Section 30~~the proposed slate must send his or her qualifications and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations.	
SECTION 33 – (...) XVI. To approve the formation and closing down of companies, and the holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad; XVII. To authorize the Company to extend financing and/or offer security or guarantee to	**SECTION 33 – (...)** XVI. To approve the formation and closing down of ~~companies and~~directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature, as well as the direct holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad, and the sale of such ownership interest; XVII. To authorize the Company to ~~extend financing and/or offer security or guarantee~~	Change to items XVI and XVII of Section 33 to improve the corporate governance structure of the Company.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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third parties, with due regard for the provisions of item XII of Section 39 below;	obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, suretyship, expense, advance or credit offer in benefit of third parties, with due regard for without prejudice to the provisions of item XIIXI of Section 39,41 below;	
SECTION 33 – (...) No corresponding text.	**SECTION 33 – (...)** XVIII. To open and close operating units of the Company;	Inclusion of a new item XVIII in Section 33, due to the transfer of authority to the Board of Directors.
SECTION 33 – (...) XVIII. To approve the compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;	**SECTION 33 – (...)** XIX. XVIII. To approve the policythe following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;	Change to current item XVIII (renumbered item XIX) of Section 33 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 33 – (...)	**SECTION 33 – (...)**	Exclusion of item XXII and change in item XXIII of Section 33 of the Bylaws of the

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

210   XXII. To define the list of three expert firms XXII. To define the list of three expert firms Company to adjust it to the  requirements set  from  which  the  Shareholders’  Meeting  will from  which  the  Shareholders’  Meeting  will forth in the New NM Regulations.  select  the  firm  that  will  make  an  economic select  the  firm  that  will  make  an  economic    appraisal of the Company and will prepare the appraisal of the Company and will prepare the  required report, in those cases mentioned in required report, in those cases mentioned in  Articles VII and VIII hereof;  Articles VII and VIII hereof;      (...)  (...)      XXIII. To issue a prior favorable or unfavorable XXIII.  XXIV.  To  issue  a  prior  favorable  or  opinion with respect to any tender offer for the unfavorable opinion with respect to any tender  shares of the capital stock of the Company, as offer for the shares of the capital stock of the  expressed  in  a  well‐reasoned  report  to  be Company,  as  expressed  in  a  well‐reasoned  issued no later than 15 days after publication of report to be issued no later than 15 days after  the notice for such tender offer, covering at publication of the notice for such tender offer,  least (i) the convenience and timeliness of the covering  at  least  (i)  the  convenience  and  tender offer in light of the common interests of timeliness of the tender offer in light of the  the  shareholders  and  the  liquidity  of  their interests of the Company and the interests of  securities; (ii) the impact of the tender offer on shareholders  and  the  liquidity  of  their  the interests of the Company; (iii) the strategic securities; (ii) the impact of the tender offer on  plans announced by the offeror with respect to the  interests  of  the  Company;,  including  in  the Company; (iv) other matters that the Board connection with the price and potential impacts  of Directors deems relevant, as well as any on the liquidity of the shares; (ii) the strategic  information required by the applicable rules plans announced by the offeror with respect to  issued by CVM;  the Company; (iii) alternatives in the market to    the  acceptance  of  the  tender  offer;  and  (iv) other matters that the Board of Directors  deems  relevant,  as  well  as  any  information  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 210 XXII. To define the list of three expert firms XXII. To define the list of three expert firms Company to adjust it to the requirements set from which the Shareholders’ Meeting will from which the Shareholders’ Meeting will forth in the New NM Regulations. select the firm that will make an economic select the firm that will make an economic appraisal of the Company and will prepare the appraisal of the Company and will prepare the required report, in those cases mentioned in required report, in those cases mentioned in Articles VII and VIII hereof; Articles VII and VIII hereof; (...) (...) XXIII. To issue a prior favorable or unfavorable XXIII. XXIV. To issue a prior favorable or opinion with respect to any tender offer for the unfavorable opinion with respect to any tender shares of the capital stock of the Company, as offer for the shares of the capital stock of the expressed in a well‐reasoned report to be Company, as expressed in a well‐reasoned issued no later than 15 days after publication of report to be issued no later than 15 days after the notice for such tender offer, covering at publication of the notice for such tender offer, least (i) the convenience and timeliness of the covering at least (i) the convenience and tender offer in light of the common interests of timeliness of the tender offer in light of the the shareholders and the liquidity of their interests of the Company and the interests of securities; (ii) the impact of the tender offer on shareholders and the liquidity of their the interests of the Company; (iii) the strategic securities; (ii) the impact of the tender offer on plans announced by the offeror with respect to the interests of the Company;, including in the Company; (iv) other matters that the Board connection with the price and potential impacts of Directors deems relevant, as well as any on the liquidity of the shares; (ii) the strategic information required by the applicable rules plans announced by the offeror with respect to issued by CVM; the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant, as well as any information This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

211   required  by  the  applicable  rules  issued  by  CVM;  SECTION 33 – (...)  SECTION 33 – (...)  Inclusion of item XXVI in Section 33 due to the      attribution  of  authority  to  the  Board  of  No corresponding text.  XXVII.  To  elect  the  members  of  statutory Directors.    advisory committees of the Board of Directors      and their respective coordinators, and approve      the  internal  regulations  of  the  statutory      advisory committees of the Board of Directors;    SECTION 33 – (...)  SECTION 33 – (...)  Inclusion  of  item  XXVII  in  Section  33  to      improve the corporate governance structure of  No corresponding text.  XXVIII. To authorize the Company to obtain the Company.    any loans and borrowings, incur indebtedness,  assume  debt,  provide  guarantees,  including  suretyship, expense, advance or credit offer in  benefit  of  its  controlled  companies,  special  purpose companies and other companies that  are  directly  or  indirectly  controlled  by  the  Company,  duly consolidated in its financial  statements, in an amount above one percent  (1%) of the Company’s Shareholder’s Equity  recorded  in  the  last  consolidated  financial  statements  of  the  Company  and  disclosed  before the date of the relevant resolution taken  by  the  Board  of  Directors,  through  the  Standardized  Financial  Statements  Form  (Formulário  Demonstrações  Financeiras  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 211 required by the applicable rules issued by CVM; SECTION 33 – (...) SECTION 33 – (...) Inclusion of item XXVI in Section 33 due to the attribution of authority to the Board of No corresponding text. XXVII. To elect the members of statutory Directors. advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors; SECTION 33 – (...) SECTION 33 – (...) Inclusion of item XXVII in Section 33 to improve the corporate governance structure of No corresponding text. XXVIII. To authorize the Company to obtain the Company. any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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	Padronizadas – DFP) or Quarterly Information Form (*Formulário de Informações Trimestrais – ITR*), whichever is more recent; and	
SECTION 33 – (...) No corresponding text.	XXIX. To pass a resolution on the execution of indemnity agreements (*acordos de indenidade*) by the Company, as well as the establishment of the policy applicable to such indemnity agreements (*acordos de indenidade*), pursuant to Section 66.	Inclusion of item XXVIII in Section 33 to attribute to the Board of Directors the power to pass resolutions on the execution, by the Company, of indemnity agreements and any policies applicable to these agreements.
SECTION 33 – (...) Items XVIII to XXI of Section 33	**SECTION 33 –** (...) Items XIX to XVI of Section 33	Renumbering of items due to the inclusion of items XVIII and exclusion of item XXII, as per changes described above.
SECTION 33 – (...) **PARAGRAPH 2** - Subject to any limitations imposed by the Shareholders' Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each committee member (Sections 34 and 35), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.	**SECTION 33 –** (...) **PARAGRAPH 2** - Subject to any limitations imposed by the Shareholders' Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each committee member (Sections 34 ~~and 35~~to 37), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.	Change to Paragraph 2 of Section 33 due to the renumbering of sections resulting from the inclusion of new ones.
SECTION 34 - The Board of Directors will appoint a standing Strategies Committee, a standing Human Resources Committee and a	**SECTION 34** - The Board of Directors will appoint a standing Strategy Committee, a standing ~~Human Resources~~Personnel and	Change to Section 34, introduction and Paragraphs 1 3 (paragraph 2, due to the renumbering of sections) to (i) change the

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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standing Audit and Risks Committee, each composed of up to five members, having no decision-making or managerial authority, in order to assist the Board in the performance of its functions.	Governance Committee and a standing Audit, and Risk and Ethics Committee, each composed of up to five members, having no decision-making or managerial authority, in order to assist the Board in the performance of its functions.	name of the Human Resources Committee to Personnel and Governance Committee, (ii) exclude the appointment of members of the Board of Executive Officers for the advisory committees of the Board of Directors, (iii) include that the Strategy Committee and the Personnel and Governance Committee will comprise up to five members, who must be independent members of the Board of Directors.
PARAGRAPH 1 - The members of the Board of Directors and the Board of Executive Officers of the Company may serve on the Strategies or the Human Resources Committees.	**PARAGRAPH 1 -** The members of the Strategy Committee and Human Resources Committeethe Personnel and Governance Committee will comprise up to five members, most of whom must be independent members of the Board of Directors, or Board of Executive Officers of the Company,.	
PARAGRAPH 2 - In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on such committees and the Audit and Risks Committee may combine the compensation for each position so held.	PARAGRAPH 2 - In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. **PARAGRAPH 23 -** The members of the Board of Directors appointed as members of these bodies and the Audit and, Risk and Ethics Committee may combine the compensation for each position so held.	

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

214     SECTION 34 ‐ (...)  SECTION 35 ‐ The Audit and Risks, Risk and Change  to  Paragraph  3  of  Section  34    Ethics Committee, an advisory body to assist (transformed  in  Sections  35  and  36)  of  the  PARAGRAPH  3 ‐ The  Audit  and  Risks the  Board  of  Directors,  will  perform  the Bylaws of the Company to (i) adjust it to the  Committee will perform the functions of an functions  of  an  “Audit  Committee”  for  the requirements  set  forth  in  the  New  NM  “Audit Committee” for the purposes of U.S. purposes of U.S. legislation, particularly the Regulations, (ii) link the committee with the  legislation,  particularly  the  Sarbanes‐Oxley Sarbanes‐Oxley Act.  Board  of  Directors,  (iii)  include  that  the  Act. To this end, it will be incumbent on the    aforementioned  advisory  committee  mostly  Audit and Risks Committee, in addition to the PARAGRAPH 1 ‐ Audit and Risks, Risk and comprise independent members of the Board  duties  assigned  by  Brazilian  applicable Ethics Committee comprises at least three (3) of Directors and at least one external member,  legislation  and  its  internal  regulations,  to and no more than five (5) members, of whom (iv) include a definition of external members  perform in the following functions:  at  least  one  (1)  must  be  an  independent and (v) establish the duties and responsibilities    member of the Board of Directors, one (1) must of the committee members.     be an External Member, pursuant to paragraph      3 of Section 37 of these Bylaws, one (1) must      have  acknowledged  experience  in  corporate    accounting matters, and the other members, if    any, must be independent members or External    Members.      PARAGRAPH 2 ‐ One member of the Audit,      Risk and Ethics Committee may meet both the    requirements of being an independent member    of the Board of Directors with acknowledged    experience in corporate accounting matters, or    being an External Member with acknowledged    experience in corporate accounting matters.  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 214 SECTION 34 ‐ (...) SECTION 35 ‐ The Audit and Risks, Risk and Change to Paragraph 3 of Section 34 Ethics Committee, an advisory body to assist (transformed in Sections 35 and 36) of the PARAGRAPH 3 ‐ The Audit and Risks the Board of Directors, will perform the Bylaws of the Company to (i) adjust it to the Committee will perform the functions of an functions of an “Audit Committee” for the requirements set forth in the New NM “Audit Committee” for the purposes of U.S. purposes of U.S. legislation, particularly the Regulations, (ii) link the committee with the legislation, particularly the Sarbanes‐Oxley Sarbanes‐Oxley Act. Board of Directors, (iii) include that the Act. To this end, it will be incumbent on the aforementioned advisory committee mostly Audit and Risks Committee, in addition to the PARAGRAPH 1 ‐ Audit and Risks, Risk and comprise independent members of the Board duties assigned by Brazilian applicable Ethics Committee comprises at least three (3) of Directors and at least one external member, legislation and its internal regulations, to and no more than five (5) members, of whom (iv) include a definition of external members perform in the following functions: at least one (1) must be an independent and (v) establish the duties and responsibilities member of the Board of Directors, one (1) must of the committee members. be an External Member, pursuant to paragraph 3 of Section 37 of these Bylaws, one (1) must have acknowledged experience in corporate accounting matters, and the other members, if any, must be independent members or External Members. PARAGRAPH 2 ‐ One member of the Audit, Risk and Ethics Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

215         PARAGRAPH  3 ‐  The  activities  of  the    coordinator  of  the  Audit,  Risk  and  Ethics    Committee will be set forth in the committee’s    internal regulations, approved by the Board of    Directors.        Paragraph 4 –  The External Member of  the    Audit, Risk and Ethics Committee shall meet    the following requirements:    a) not be a member of the Board of Directors or    Board of Executive Officers of the Company or    its controlled companies;      a) to  make  a  recommendation  to  the b)  have  an  upstanding  reputation  and  Board of Directors as to the selection or extensive knowledge of the rules applicable to  replacement  of  the  independent publicly‐held companies, as well as the guiding  auditors and their compensation;  concepts  and  principles  of  the  highest    corporate  governance  level  in  the  Brazilian  b) to oversee the work of the independent capital market;  auditors,  and  to  pass  on  the    engagement  of  the  independent c) not be a spouse or relative to the second  auditors to render other services to the degree of (1) members of the management of  Company;  the Company or its controlled companies or  c) to take action and adopt measures as (2) individuals  who  are  employees  of  the  required to learn about and verify any Company or its controlled companies, to the  claims  involving  matters  related  to extent  that  it  compromises  his  or  her  independence as External Member; and  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 215 PARAGRAPH 3 ‐ The activities of the coordinator of the Audit, Risk and Ethics Committee will be set forth in the committee’s internal regulations, approved by the Board of Directors. Paragraph 4 – The External Member of the Audit, Risk and Ethics Committee shall meet the following requirements: a) not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies; a) to make a recommendation to the b) have an upstanding reputation and Board of Directors as to the selection or extensive knowledge of the rules applicable to replacement of the independent publicly‐held companies, as well as the guiding auditors and their compensation; concepts and principles of the highest corporate governance level in the Brazilian b) to oversee the work of the independent capital market; auditors, and to pass on the engagement of the independent c) not be a spouse or relative to the second auditors to render other services to the degree of (1) members of the management of Company; the Company or its controlled companies or c) to take action and adopt measures as (2) individuals who are employees of the required to learn about and verify any Company or its controlled companies, to the claims involving matters related to extent that it compromises his or her independence as External Member; and This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

216   financial statements, internal controls    and independent auditing; and        d) to  mediate  any  conflicts  and d)  not hold positions in companies that may be  controversies  between  the deemed a competitor of the Company or its  management of the Company and the controlled  companies,  and  not  have,  nor  independent auditors.  represent,  interests  that  are  conflicting  with    those  of  the  Company  or  its  controlled    companies.    Paragraph 5 – The External Member(s) of the  Audit, Risk and Ethics Committee will have the  same  responsibilities  and  duties  as  the  administrators, as provided in section 160 of  Law  6.404/76,  and  will  take  office  upon  execution of the applicable deed of investiture,  which will acknowledge the requirements for  holding each position.     SECTION 36 ‐ To this end, It is incumbent on  the Audit and, Risk and Ethics Committee, in  addition to the duties assigned by Brazilian  applicable  legislation  and  its  internal  regulations,  to  perform  in  the  following  functions:    a) to make a recommendation to the Board of  Directors as to the selection or replacement of  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 216 financial statements, internal controls and independent auditing; and d) to mediate any conflicts and d) not hold positions in companies that may be controversies between the deemed a competitor of the Company or its management of the Company and the controlled companies, and not have, nor independent auditors. represent, interests that are conflicting with those of the Company or its controlled companies. Paragraph 5 – The External Member(s) of the Audit, Risk and Ethics Committee will have the same responsibilities and duties as the administrators, as provided in section 160 of Law 6.404/76, and will take office upon execution of the applicable deed of investiture, which will acknowledge the requirements for holding each position. SECTION 36 ‐ To this end, It is incumbent on the Audit and, Risk and Ethics Committee, in addition to the duties assigned by Brazilian applicable legislation and its internal regulations, to perform in the following functions: a) to make a recommendation to the Board of Directors as to the selection or replacement of This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

217   the  independent  auditors  and  their  compensation;    b)  to  oversee  the  work  of  the  independent  auditors, and to pass on the engagement of the  independent auditors to render other services  to the Company;    c)  to  take  action  and  adopt  measures  as  required to learn about and verify any claims  involving  matters  related  to  financial  statements, internal controls and independent  auditing; and    d) to mediate any conflicts and controversies  between the management of the Company and  the independent auditors.    e)  to  review  quarterly  information,  interim  financial information and financial statements;    f) to monitor the internal audit activities and  the activities of the internal controls area of the  Company;    g) to review and monitor the Company’s risk  exposure;    This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 217 the independent auditors and their compensation; b) to oversee the work of the independent auditors, and to pass on the engagement of the independent auditors to render other services to the Company; c) to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing; and d) to mediate any conflicts and controversies between the management of the Company and the independent auditors. e) to review quarterly information, interim financial information and financial statements; f) to monitor the internal audit activities and the activities of the internal controls area of the Company; g) to review and monitor the Company’s risk exposure; This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

218   h)  to  review,  monitor  and  make  recommendations  to  management  regarding  the  correction  or  improvement  of  the  Company’s  internal  policies,  including  the  related party transactions policy; and    i)  to  have  the  means  to  receive  and  treat  information  regarding  non‐compliance  with  legal provisions and regulations applicable to  the  Company,  in  addition  to  internal  regulations and codes, including provisions on  specific  procedures  to  protect  providers  of  information  and  the  confidentiality  of  information.    PARAGRAPH  1  ‐  The  Company  must  annually disclose a summary report prepared  by  the  Audit,  Risk  and  Ethics  Committee,  contemplating the meetings held and the main  matters  discussed,  highlighting  the  recommendations made by such committee to  the Board of Directors.    PARAGRAPH 2 ‐ The officers of the Company  and the officers of the Company’s controlled  companies,  controlling  shareholder,  if  any,  affiliates or companies under common control  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 218 h) to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and i) to have the means to receive and treat information regarding non‐compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information. PARAGRAPH 1 ‐ The Company must annually disclose a summary report prepared by the Audit, Risk and Ethics Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors. PARAGRAPH 2 ‐ The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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	cannot be members of the Audit, Risk and Ethics Committee.	
SECTION 35 - The Board of Directors may create advisory committees to assist the management of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the advisory committees and will fix their compensation, subject to the aggregate limit established by the Shareholders' Meeting.	**SECTION** ~~35~~37 - The Board of Directors may create advisory committees to assist ~~the management~~ the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the advisory committees and will fix their compensation, subject to the aggregate limit established by the Shareholders' Meeting.	Change to the introduction and Paragraphs 1 and 2 of current Section 35 (renumbered Section 37) to (i) refer to the advisory committees of the Board of Directors, (ii) exclude the appointment of members of the Board of Executive Officers to the advisory committees of the Board of Directors, (iii) include that these advisory committees will comprise independent members of the Board of Directors.
PARAGRAPH 1 - The members of the Board of Directors and the Board of Executive Officers of the Company may serve on any advisory committee.	**PARAGRAPH 1** - ~~The members of the Board of Directors~~The advisory committees of the Board of Directors shall comprise mainly independent members of the Board of Directors ~~may serve on any advisory committee.~~	
PARAGRAPH 2 - In the event an executive officer is appointed to serve on an advisory committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on any such committee may	**PARAGRAPH 2** - ~~In the event an executive officer is appointed to serve on an advisory committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position.~~ The directors appointed to serve on any such committee may	

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

220   combine the compensation for each position so combine the compensation for each position so  held.  held.    PART II  PART II    BOARD OF EXECUTIVE OFFICERS  BOARD OF EXECUTIVE OFFICERS  SECTION 36 ‐ The Board of Executive Officers SECTION  3638  ‐  The  Board  of  Executive Change  to  current  Section  36  (renumbered  will be composed of no less than four and no Officers will be composed of no less than four Section  38)  and  Paragraph  4  to  improve  more  than  eleven  executive  officers,  one  of and no more than eleven executive officers, one wording.  whom  will  be  Chief  Executive  Officer.   All of whom will be Chief Executive Officer.  All    executive officers will serve for a term of two executive officers will serve for a term of two  years, reelection being permitted. The titles and years, reelection being permitted. The titles and  functions  of  each  executive  officer  will  be functions  of  each  executive  officer  will  be  assigned by the Board of Directors, which will assigned by the Board of Directors, which will  designate one officer to serve as the Investor designate one officer to serve as the Investor  Relations Officer. (...)  Relations Officer. (...)      PARAGRAPH 4 ‐ In the event of a vacancy in PARAGRAPH 4 ‐ In the event of a vacancy in  a position of executive officer such position will a position of executive officer, such position  be filled  on  an interim basis  by one of the will be filled on an interim basis by one of the  remaining executive officers, as designated by remaining executive officers, as designated by  the Chief Executive Officer.  Such executive the Chief Executive Officer.  Such executive  officer will then combine the two positions and officer will then combine the two positions and  will so serve until the next meeting of the Board will so serve until the next meeting of the Board  of Directors.  of Directors.  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 220 combine the compensation for each position so combine the compensation for each position so held. held. PART II PART II BOARD OF EXECUTIVE OFFICERS BOARD OF EXECUTIVE OFFICERS SECTION 36 ‐ The Board of Executive Officers SECTION 3638 ‐ The Board of Executive Change to current Section 36 (renumbered will be composed of no less than four and no Officers will be composed of no less than four Section 38) and Paragraph 4 to improve more than eleven executive officers, one of and no more than eleven executive officers, one wording. whom will be Chief Executive Officer. All of whom will be Chief Executive Officer. All executive officers will serve for a term of two executive officers will serve for a term of two years, reelection being permitted. The titles and years, reelection being permitted. The titles and functions of each executive officer will be functions of each executive officer will be assigned by the Board of Directors, which will assigned by the Board of Directors, which will designate one officer to serve as the Investor designate one officer to serve as the Investor Relations Officer. (...) Relations Officer. (...) PARAGRAPH 4 ‐ In the event of a vacancy in PARAGRAPH 4 ‐ In the event of a vacancy in a position of executive officer such position will a position of executive officer, such position be filled on an interim basis by one of the will be filled on an interim basis by one of the remaining executive officers, as designated by remaining executive officers, as designated by the Chief Executive Officer. Such executive the Chief Executive Officer. Such executive officer will then combine the two positions and officer will then combine the two positions and will so serve until the next meeting of the Board will so serve until the next meeting of the Board of Directors. of Directors. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

221   SECTION 39 – (...)  SECTION 3941 – (...)  Exclusion  of  item  V  of  current  Section  39      (renumbered Section 41) due to the transfer of  V. To create and terminate the operating units V. To create and terminate the operating units authority to the Board of Directors.  of the Company;  of the Company;    SECTION 39 – (...)  SECTION 3941 – (...)  Change to items X and XII of current Section 39      (renumbered new items IX and XI of Section  X. To propose to the Board of Directors the X. IX. To propose to the Board of Directors the 41)  to  improve  the  corporate  governance  organization  and  closing  of  controlled organization  and  closing  of  controlled structure of the Company.  companies  of  the  Company,  in  Brazil  and companies  of  the  Company,  in  Brazil  and    abroad;  abroad;, and other acts set forth in Section 33,      item XVI of these Bylaws;            XII.  XI.  To  authorize  the  Company  to  offer    XII. To authorize the Company to offer security security or guaranty and to extend financing to    or  guaranty  and  to  extend  financing  to  its obtain  any  loans  and  borrowings,  incur    controlled  companies,  special  purpose indebtedness,  assume  debt,  provide    companies  and  other  companies  directly  or guarantees,  including  suretyship,  expense,    indirectly  controlled  by  the  Company,  duly advance  or  credit  offer  in  benefit  of  its    consolidated with the Company in its financial controlled companies, special specific purpose    statements; and (...)  companies  and  other  companies  directly  or    indirectly  controlled  by  the  Company   ,  duly      consolidated with the Company in its financial      statements, up to the amount of one percent      (1%) of the Stockholders’ Equity recorded in      the last consolidated financial statements of the      Company and disclosed before the date of the    relevant  resolution  taken  by  the  Board  of  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 221 SECTION 39 – (...) SECTION 3941 – (...) Exclusion of item V of current Section 39 (renumbered Section 41) due to the transfer of V. To create and terminate the operating units V. To create and terminate the operating units authority to the Board of Directors. of the Company; of the Company; SECTION 39 – (...) SECTION 3941 – (...) Change to items X and XII of current Section 39 (renumbered new items IX and XI of Section X. To propose to the Board of Directors the X. IX. To propose to the Board of Directors the 41) to improve the corporate governance organization and closing of controlled organization and closing of controlled structure of the Company. companies of the Company, in Brazil and companies of the Company, in Brazil and abroad; abroad;, and other acts set forth in Section 33, item XVI of these Bylaws; XII. XI. To authorize the Company to offer XII. To authorize the Company to offer security security or guaranty and to extend financing to or guaranty and to extend financing to its obtain any loans and borrowings, incur controlled companies, special purpose indebtedness, assume debt, provide companies and other companies directly or guarantees, including suretyship, expense, indirectly controlled by the Company, duly advance or credit offer in benefit of its consolidated with the Company in its financial controlled companies, special specific purpose statements; and (...) companies and other companies directly or indirectly controlled by the Company , duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

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	Directors, through the Standardized Financial Statements Form (*Formulário Demonstrações Financeiras Padronizadas*) (DFP) or Quarterly Information Form (*Formulário de Informações Trimestrais*) (ITR), whichever is more recent; and (...)	
SECTION 39 – (...) Items VI to XIII	**SECTION ~~39~~41** – (...) Items V to XII	Renumbering of items due to the exclusion of item V, as per change described above.
PART III FISCAL COUNCIL	PART III FISCAL COUNCIL	
SECTION 41 – The Fiscal Council of the Company will operate on a permanent basis and will be composed of at least three and no more than five members and an equal number of alternates, who may be shareholders or non-shareholders, all residents of Brazil. The committee members will be elected by the Shareholders' Meeting and will have such duties as are provided for by law. (...)	**SECTION ~~41~~43 –** The Fiscal Council of the Company will operate on a permanent basis and will be composed of at least three and no more than five members and an equal number of alternates, who may be shareholders or non-shareholders, all residents of Brazil. The committee members will be elected by the Shareholders' Meeting and will have such duties as are provided for by law. (...)	Change to current Section 41 (renumbered Section 43) to improve wording[4].

[4] Not affected by the translation to English

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

223

EMBR3 NOVO MERCADO BOVESPA BRASIL | EMBRAER | ERJ LISTED NYSE

PARAGRAPH 3 - If in accordance with the terms of Section 54 hereof the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one committee member and his alternate.	**PARAGRAPH 3** - If in accordance with the terms of Section ~~54~~56 hereof the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one committee member and his alternate.	Change to Paragraph 3 of current Section 41 (renumbered Section 43) due to the renumbering of sections resulting from the inclusion of new ones.
PART IV MEETINGS OF THE MANAGEMENT BODIES	PART IV MEETINGS OF THE MANAGEMENT BODIES	
SECTION 44 - All management bodies of the Company will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the Chairman of the relevant body, provided, further, that special meetings may be held whenever necessary.	**SECTION** ~~44~~46 ~~– All management bodies~~ The Board of Directors of the Company will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the ~~Chairman of the relevant body~~ Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary.	Change to current Section 44 (renumbered Section 46) providing only for rules related to the periodicity of meetings of the Board of Directors.
SECTION 45 - The directors and executive officers of the Company will be called to attend the meetings of the relevant bodies by personal written notice given at least five business days in advance by letter, cable, fax, e-mail or any	**SECTION** ~~45~~47 - The directors and executive officers of the Company will be called to attend the meetings of the relevant bodies by personal written notice given at least ~~five~~three business days in advance by letter, ~~telegram, fax,~~ e-mail	Change to current Section 45 (renumbered Section 47), excluding the call by telegram and fax for meetings of management bodies, as well as changing the term to call meetings of the Board of Directors.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

224

EMBR3 NOVO MERCADO BOVESPA BRASIL | EMBRAER | ERJ LISTED NYSE

other means that permits acknowledgement of receipt by the addressee.	or any other means that permits acknowledgement of receipt by the addressee.	
SECTION 45 – (...) **PARAGRAPH 2** – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance.	**SECTION ~~45~~47 – (...)** **PARAGRAPH 2** – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance.	Change to Paragraph 2 of current Section 45 (renumbered Section 47) to improve wording and avoid controversy[5].
SECTION 45 – (...) No corresponding text.	**SECTION ~~45~~47 – (...)** **PARAGRAPH 3** – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which cases, the meeting will only be convened with the attendance of at least two-thirds (2/3) of its members.	Inclusion of Paragraph 3 of current Section 45 (renumbered Section 47) to provide for urgent call of meetings of the Board of Directors.
SECTION 46 - The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference or any other means that allows identification of such director or officer, as well	**SECTION ~~46~~48** - The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference, video conference, telepresence, e-mail or any other means of communication that	Change to current Section 46 (renumbered Section 48) to detail participation by video conference, telepresence, e-mail or other means of communication that allows the identification of Directors and Officers.

[5] Not affected by the translation into English

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

225   as simultaneous communication with all other allows identification of such director or officer  attendees.  as well as simultaneous communication with  all other attendees. In this case, directors and  officers  will  be  deemed  in  attendance  for  purposes of quorum and voting, and their vote  will be deemed valid for all legal purposes, and  must be included in the minutes of the meeting.  ARTICLE VI   ARTICLE VI     FINANCIAL STATEMENTS AND  FINANCIAL STATEMENTS AND  DISTRIBUTION OF INCOME  DISTRIBUTION OF INCOME  SECTION 52 – (...)  SECTION 5254 – (...)  Change  to  Paragraphs  1  and  2  of  current      Section 52 (renumbered Section 54) due to the  PARAGRAPH 1 ‐ Profit sharing may only be PARAGRAPH 1 ‐ Profit sharing may only be renumbering  of  sections  resulting  from  the  paid with respect to a fiscal year in which the paid with respect to a fiscal year in which the inclusion of new ones.  mandatory dividend referred to in Section 49 mandatory  dividend  referred  to  in  Section  hereof is paid to the shareholders.  49.51 hereof is paid to the shareholders.       PARAGRAPH 2  ‐ In the event the Company PARAGRAPH 2  ‐ In the event the Company  pays  an  interim  dividend  out  of  earnings pays  an  interim  dividend  out  of  earnings  shown in a semi‐annual balance sheet, in an shown in a semi‐annual balance sheet, in an  amount equal to at least 25% of the net income amount equal to at least 25% of the net income  for the period calculated pursuant to Section 51 for the period calculated pursuant to Section  hereof, the Board of Directors may approve 51,53  hereof,  the  Board  of  Directors  may  payment of profit sharing to the directors and approve  payment  of  profit  sharing  to  the  executive officers with respect to such semi‐ directors and executive officers with respect to  annual  period,  contingent  on  subsequent such  semi‐annual  period,  contingent  on  confirmation by the Shareholders’ Meeting.  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 225 as simultaneous communication with all other allows identification of such director or officer attendees. as well as simultaneous communication with all other attendees. In this case, directors and officers will be deemed in attendance for purposes of quorum and voting, and their vote will be deemed valid for all legal purposes, and must be included in the minutes of the meeting. ARTICLE VI ARTICLE VI FINANCIAL STATEMENTS AND FINANCIAL STATEMENTS AND DISTRIBUTION OF INCOME DISTRIBUTION OF INCOME SECTION 52 – (...) SECTION 5254 – (...) Change to Paragraphs 1 and 2 of current Section 52 (renumbered Section 54) due to the PARAGRAPH 1 ‐ Profit sharing may only be PARAGRAPH 1 ‐ Profit sharing may only be renumbering of sections resulting from the paid with respect to a fiscal year in which the paid with respect to a fiscal year in which the inclusion of new ones. mandatory dividend referred to in Section 49 mandatory dividend referred to in Section hereof is paid to the shareholders. 49.51 hereof is paid to the shareholders. PARAGRAPH 2 ‐ In the event the Company PARAGRAPH 2 ‐ In the event the Company pays an interim dividend out of earnings pays an interim dividend out of earnings shown in a semi‐annual balance sheet, in an shown in a semi‐annual balance sheet, in an amount equal to at least 25% of the net income amount equal to at least 25% of the net income for the period calculated pursuant to Section 51 for the period calculated pursuant to Section hereof, the Board of Directors may approve 51,53 hereof, the Board of Directors may payment of profit sharing to the directors and approve payment of profit sharing to the executive officers with respect to such semi‐ directors and executive officers with respect to annual period, contingent on subsequent such semi‐annual period, contingent on confirmation by the Shareholders’ Meeting. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

226   subsequent confirmation by the Shareholders’  Meeting.  ARTICLE VII  ARTICLE VII    PROTECTION MECHANISMS  PROTECTION MECHANISMS  SECTION 53 – (...)   SECTION 53 55 – (...)  New name of B3.      PARAGRAPH 1 ‐ If at any time the Investor PARAGRAPH 1 ‐ If at any time the Investor  Relations  Officer  detects  a  breach  of  any Relations  Officer  detects  a  breach  of  any  restriction as to the limit of shares owned by a restriction as to the limit of shares owned by a  single shareholder or Shareholder Group, the single shareholder or Shareholder Group, the  Investor  Relations  Officer  will  immediately Investor  Relations  Officer  will  immediately  report such fact: (i) to the Chairman of the report such fact: (i) to the Chairman of the  Board of Directors; (ii) to the Board Member Board of Directors; (ii) to the Board Member  elected by the Brazilian Federal Government, elected by the Brazilian Federal Government,  in its capacity as holder of the Golden Share; in its capacity as holder of the Golden Share;  (iii) to the Chief Executive Officer; (iv) to the (iii) to the Chief Executive Officer; (iv) to the  members  of  the  Fiscal  Council;  (v)  to  the members  of  the  Fiscal  Council;  (v)  to  the  BM&FBOVESPA; and (vi) to the CVM.  BM&FBOVESPAB3; and (vi) to the CVM.   SECTION 54 ‐ Any shareholder or Shareholder SECTION  5456  ‐  Any  shareholder  or New  name  of  B3  and  the  Ministry  of  the  Group  (an  “Acquiring  Shareholder”)  that Shareholder  Group  (an  “Acquiring Economy  (previously  called  Ministry  of  acquires or becomes the holder for any reason Shareholder”)  that  acquires  or  becomes  the Finance).  of: (i) 35% or  more of  the Company’s total holder for any reason of: (i) 35% or more of the    capital  stock;  or  (ii)  other  rights,  including Company’s  total  capital  stock;  or  (ii)  other    under a usufruct or trust by will (fideicomisso), rights, including under a usufruct or trust by  related to outstanding shares of the Company will (fideicomisso), related to outstanding shares  that represent more than 35% of the capital of the Company that represent more than 35%  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 226 subsequent confirmation by the Shareholders’ Meeting. ARTICLE VII ARTICLE VII PROTECTION MECHANISMS PROTECTION MECHANISMS SECTION 53 – (...) SECTION 53 55 – (...) New name of B3. PARAGRAPH 1 ‐ If at any time the Investor PARAGRAPH 1 ‐ If at any time the Investor Relations Officer detects a breach of any Relations Officer detects a breach of any restriction as to the limit of shares owned by a restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the single shareholder or Shareholder Group, the Investor Relations Officer will immediately Investor Relations Officer will immediately report such fact: (i) to the Chairman of the report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, elected by the Brazilian Federal Government, in its capacity as holder of the Golden Share; in its capacity as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to the members of the Fiscal Council; (v) to the BM&FBOVESPA; and (vi) to the CVM. BM&FBOVESPAB3; and (vi) to the CVM. SECTION 54 ‐ Any shareholder or Shareholder SECTION 5456 ‐ Any shareholder or New name of B3 and the Ministry of the Group (an “Acquiring Shareholder”) that Shareholder Group (an “Acquiring Economy (previously called Ministry of acquires or becomes the holder for any reason Shareholder”) that acquires or becomes the Finance). of: (i) 35% or more of the Company’s total holder for any reason of: (i) 35% or more of the capital stock; or (ii) other rights, including Company’s total capital stock; or (ii) other under a usufruct or trust by will (fideicomisso), rights, including under a usufruct or trust by related to outstanding shares of the Company will (fideicomisso), related to outstanding shares that represent more than 35% of the capital of the Company that represent more than 35% This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

227

stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the Ministry of Finance, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the BM&FBOVESPA and the provisions of this Section.	of the capital stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the ~~Ministry of Finance~~Ministry of Economy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the ~~BM&FBOVESPA~~B3 and the provisions of this Section.	
SECTION 54 – (...) **PARAGRAPH 5 -** For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.	**SECTION ~~54~~56 – (...)** **PARAGRAPH 5 -** For the purposes of **Paragraph** 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.	Change to Paragraph 5 of current Section 53 (renumbered Section 55) to improve wording[6].

[6] Not affected by the translation to English

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

228

EMBR3 NOVO MERCADO BOVESPA BRASIL | EMBRAER | ERJ LISTED NYSE

SECTION 54 – (...) **PARAGRAPH 8º** - (...) II. be carried out through an auction to be conducted on the BM&FBOVESPA; (...) VI. be supported by an appraisal report of the Company prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.	**SECTION ~~54~~56 – (...)** **PARAGRAPH 8º** - (...) II. be carried out through an auction to be conducted on the ~~BM&FBOVESPA~~B3; (...) VI. be supported by an appraisal report of the Company prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.	New name of B3. Change to Paragraph 8 of current Section 54 (renumbered Section 56) to improve wording[7].
ARTICLE VIII REGISTRATION AS A PUBLICLY-HELD COMPANY AND *NOVO MERCADO*	ARTICLE VIII REGISTRATION AS A PUBLICLY-HELD COMPANY AND *NOVO MERCADO*	
No corresponding text.	**SECTION 57** - The voluntary delisting from the *Novo Mercado* segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders' meeting of the Company, pursuant to Section	Inclusion of Section 57 in the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

[7] Not affected by the translation to English

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

229     18, item X, of these Bylaws, or (ii) in the absence    of such dismissal, if preceded by a tender offer    that complies with the procedures set forth in    the regulation enacted by the CVM on tender    offers for delisting as a publicly‐held company,    meeting the following requirements:        I.  the  offered  price  must  be  fair,  and  the    Company  may  request  a  new  appraisal,    pursuant to Section 4‐A of Law No. 6,404/76;    and        II. shareholders holding more than one‐third    (1/3) of the outstanding shares must accept the    tender  offer  or  expressly  agree  with  the    delisting  from  the  Novo  Mercado  segment    without effecting the sale of shares.      PARAGRAPH 1 – For purposes of this Section  57,  outstanding  shares  are  only  the  shares  whose holders expressly agree to delist from  the Novo Mercado or qualify for the tender offer  auction, pursuant to the regulation enacted by  the  CVM  applicable  to  tender  offers  of  publicly‐held companies for delisting.    PARAGRAPH 2 – If the quorum mentioned in  the paragraph above is reached: (i) those who  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 229 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by the CVM on tender offers for delisting as a publicly‐held company, meeting the following requirements: I. the offered price must be fair, and the Company may request a new appraisal, pursuant to Section 4‐A of Law No. 6,404/76; and II. shareholders holding more than one‐third (1/3) of the outstanding shares must accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without effecting the sale of shares. PARAGRAPH 1 – For purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado or qualify for the tender offer auction, pursuant to the regulation enacted by the CVM applicable to tender offers of publicly‐held companies for delisting. PARAGRAPH 2 – If the quorum mentioned in the paragraph above is reached: (i) those who This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

230   accepted the tender offer cannot be submitted  to an apportionment in the sale of their equity  interest, subject to the procedures of dismissal  of the limits set forth in the regulation enacted  by the CVM applicable to tender offers; and  (ii) the offeror must purchase the remaining  outstanding shares within one (1) month from  the date of the auction, for the final tender offer  price, adjusted to the date of effective payment,  pursuant  to  the  tender  offer  notice  and  applicable regulation, which must occur within  fifteen (15) days from the date of exercise of this  option by shareholders.  SECTION 55 ‐ As long as the Company has no SECTION 55 ‐ As long as the Company has no Change  to  current  Section  55  (renumbered  Controlling Shareholder, as defined in the Novo Controlling Shareholder, as defined in the Novo Section 58) of the Bylaws of the Company  to  Mercado  Regulations,  in  the  event  the  Mercado  Regulations,  in  the  event  the adjust it to the requirements set forth in the  Shareholders’ Meeting approves:  Shareholders’ Meeting approves:  New NM Regulations.          I.  the  cancellation  of  the  registration  of  the    I ‐ the cancellation of the registration of the Company  as  a  publicly‐held  company,  the  Company  as  a  publicly‐held  company,  the  Company  must  conduct  a  tender  offer,  Company  must  conduct  a  tender  offer, pursuant to Section 57, provided that in such  provided that in such case the Company may case  the  Company  may  only  purchase  the  only  purchase  the  shares  owned  by  those shares owned by those shareholders that voted  shareholders  that  voted  favorably  on  the favorably  on  the  cancellation  of  registration  cancellation  of  registration  after  having after having purchased the shares of all other  purchased the shares of all other shareholders shareholders that have not voted favorably on  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 230 accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by the CVM applicable to tender offers; and (ii) the offeror must purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price, adjusted to the date of effective payment, pursuant to the tender offer notice and applicable regulation, which must occur within fifteen (15) days from the date of exercise of this option by shareholders. SECTION 55 ‐ As long as the Company has no SECTION 55 ‐ As long as the Company has no Change to current Section 55 (renumbered Controlling Shareholder, as defined in the Novo Controlling Shareholder, as defined in the Novo Section 58) of the Bylaws of the Company to Mercado Regulations, in the event the Mercado Regulations, in the event the adjust it to the requirements set forth in the Shareholders’ Meeting approves: Shareholders’ Meeting approves: New NM Regulations. I. the cancellation of the registration of the I ‐ the cancellation of the registration of the Company as a publicly‐held company, the Company as a publicly‐held company, the Company must conduct a tender offer, Company must conduct a tender offer, pursuant to Section 57, provided that in such provided that in such case the Company may case the Company may only purchase the only purchase the shares owned by those shares owned by those shareholders that voted shareholders that voted favorably on the favorably on the cancellation of registration cancellation of registration after having after having purchased the shares of all other purchased the shares of all other shareholders shareholders that have not voted favorably on This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

231   that have not voted favorably on the aforesaid the aforesaid cancellation of registration and  cancellation  of  registration  and  who  have who have accepted the tender offer;  accepted the tender offer;      II. the delisting of the Company from the Novo    Mercado,  whether  for  the  purpose  of  II ‐ the delisting of the Company from the Novo registration for trading of its securities outside  Mercado,  whether  for  the  purpose  of the  Novo  Mercado  or  for  the  purpose  of  a  registration for trading of its securities outside corporate  reorganization  as  provided  in  the  Novo  Mercado  or  for  the  purpose  of  a Section  57  (b)  (ii)  of  these  Bylaws,  will  be  corporate  reorganization  as  provided  in contingent on the making of a tender offer for  Section  57  (b)  (ii)  of  these  Bylaws,  will  be the  shares  owned  by  the  remaining  contingent on the making of a tender offer for shareholders  of  the  Company,  pursuant  to  the  shares  owned  by  the  remaining Section  57.   The  Shareholders’  Meeting  in  shareholders  of  the  Company.   The question will define the persons responsible for  Shareholders’ Meeting in question will define conducting such tender offer, who will be in  the persons responsible for conducting such attendance at the meeting and will expressly  tender offer, who will be in attendance at the accept the obligation to make the offer.  If the  meeting  and  will  expressly  accept  the persons  responsible  for  undertaking  such  obligation to make the offer.  If the persons tender offer are not defined in the case of a  responsible for undertaking such tender offer corporate  reorganization  as  mentioned  in  are  not  defined  in  the  case  of  a  corporate Section 57 (b) (ii) hereof, where the surviving  reorganization as mentioned in Section 57, (b) company does not have its securities traded on  (ii) hereof, where the surviving company does the Novo Mercado, it will be incumbent on the  not  have  its  securities  traded  on  the  Novo shareholders  that  voted  favorably  on  the  Mercado,  it  will  be  incumbent  on  the corporate  reorganization  to  undertake  such  shareholders  that  voted  favorably  on  the tender offer.  corporate  reorganization  to  undertake  such    tender offer.    This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 231 that have not voted favorably on the aforesaid the aforesaid cancellation of registration and cancellation of registration and who have who have accepted the tender offer; accepted the tender offer; II. the delisting of the Company from the Novo Mercado, whether for the purpose of II ‐ the delisting of the Company from the Novo registration for trading of its securities outside Mercado, whether for the purpose of the Novo Mercado or for the purpose of a registration for trading of its securities outside corporate reorganization as provided in the Novo Mercado or for the purpose of a Section 57 (b) (ii) of these Bylaws, will be corporate reorganization as provided in contingent on the making of a tender offer for Section 57 (b) (ii) of these Bylaws, will be the shares owned by the remaining contingent on the making of a tender offer for shareholders of the Company, pursuant to the shares owned by the remaining Section 57. The Shareholders’ Meeting in shareholders of the Company. The question will define the persons responsible for Shareholders’ Meeting in question will define conducting such tender offer, who will be in the persons responsible for conducting such attendance at the meeting and will expressly tender offer, who will be in attendance at the accept the obligation to make the offer. If the meeting and will expressly accept the persons responsible for undertaking such obligation to make the offer. If the persons tender offer are not defined in the case of a responsible for undertaking such tender offer corporate reorganization as mentioned in are not defined in the case of a corporate Section 57 (b) (ii) hereof, where the surviving reorganization as mentioned in Section 57, (b) company does not have its securities traded on (ii) hereof, where the surviving company does the Novo Mercado, it will be incumbent on the not have its securities traded on the Novo shareholders that voted favorably on the Mercado, it will be incumbent on the corporate reorganization to undertake such shareholders that voted favorably on the tender offer. corporate reorganization to undertake such tender offer. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

232

PARAGRAPH 1 – With respect to the tender offer provided for in this Section, the minimum offered price will correspond to economic value as ascertained by an appraisal report. **PARAGRAPH 2 -** The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Company, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section. **PARAGRAPH 3 -** The selection of the expert institution or firm in charge of determining the economic value of the Company will be incumbent on the Shareholders' Meeting only, based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the shareholders representing the outstanding shares of the Company present at the Shareholders' Meeting, any blank votes to be disregarded. Such Shareholders' Meeting, if convened on first call, must have in attendance	**SECTION 58**~~ SOLE PARAGRAPH 1 –~~ The tender offer the cancellation of the registration of the Company or category conversion in the CVM registry shall be carried out at a fair price according to applicable laws and regulations.~~provided for in this Section, the minimum offered price will correspond to economic value as ascertained by an appraisal report.~~ ~~**PARAGRAPH 2º** – The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Company, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section.~~ ~~**PARAGRAPH 3** - The selection of the expert institution or firm in charge of determining the economic value of the Company will be incumbent on the Shareholders' Meeting only, based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the~~	

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

233

EMBR3 NOVO MERCADO BOVESPA BRASIL | EMBRAER | ERJ LISTED NYSE

shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares. **PARAGRAPH 4º -** The costs for preparation of the required appraisal report will be fully borne by the offeror.	~~shareholders representing the outstanding shares of the Company present at the Shareholders' Meeting, any blank votes to be disregarded. Such Shareholders' Meeting, if convened on first call, must have in attendance shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares.~~ ~~**PARAGRAPH 4** - is subject to the procedures applicable to tender offers conducted for delisting. The costs for preparation of the required appraisal report will be fully borne by the offeror.~~	
SECTION 56 - As long as the Company has no Controlling Shareholder, as defined in the *Novo Mercado* Regulations, and the delisting of the Company from the *Novo Mercado* results from non-compliance with any obligations imposed by the *Novo Mercado* Regulations, then delisting from the *Novo Mercado* will be contingent on the conduct of a tender offer for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations. (...)	~~**SECTION 56** - As long as the Company has no Controlling Shareholder, as defined in the *Novo* *Mercado* Regulations, and the delisting of the Company from the *Novo Mercado* results from non-compliance with any obligations imposed by the *Novo Mercado* Regulations, then delisting from the *Novo Mercado* will be contingent on the conduct of a tender offer for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations. (...)~~	Exclusion of Section 56 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

234

EMBR3 NOVO MERCADO BOVESPA BRASIL | EMBRAER | ERJ LISTED NYSE

PARAGRAPH 1º - If the noncompliance is a result of a decision made by the General Assembly, the tender offer shall be made effective by the shareholders that have voted in favor of the decision that implied the noncompliance. **PARAGRAPH 2º -** If the noncompliance arises from management act of fact, the Company managers shall call an Extraordinary General Assembly meeting whose agenda will be deciding how to resolve the noncompliance of the continuous requirements of the New NM Regulation or, if it is the case, decide on the delisting of the Company from the New Market, the Company shall carry out the tender offer geared towards the shareholders of the Company. If the General Assembly decides on the delisting of the Company from the New Market, the aforementioned General Assembly shall define those responsible for the execution of the tender offer laid out in the introduction, and whomever is present at the Assembly shall expressly assume the obligation of executing the offer.	~~**PARAGRAPH 1º -** If the noncompliance is a result of a decision made by the General Assembly, the tender offer shall be made effective by the shareholders that have voted in favor of the decision that implied the noncompliance.~~ ~~**PARAGRAPH 2º -** If the noncompliance arises from management act of fact, the Company managers shall call an Extraordinary General Assembly meeting whose agenda will be deciding how to resolve the noncompliance of the continuous requirements of the New NM Regulation or, if it is the case, decide on the delisting of the Company from the New Market, the Company shall carry out the tender offer geared towards the shareholders of the Company. If the General Assembly decides on the delisting of the Company from the New Market, the aforementioned General Assembly shall define those responsible for the execution of the tender offer laid out in the introduction, and whomever is present at the Assembly shall expressly assume the obligation of executing the offer.~~	

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

235   SECTION 57 – In the event the Company has a SECTION 57 ‐ In the event the Company has a Exclusion of Section 57  of the Bylaws of the  Controlling Shareholder, as defined in the Novo no Controlling Shareholder, as defined in the Company to adjust it to the requirements set  Mercado Regulations, without prejudice to the  Novo  Mercado  without  prejudice  to  the forth in the New NM Regulations.  provisions of Section 54 above:  provisions of Section 54 above:          (a)  should  registration  as  a  publicly‐held    company be cancelled, the Company or the  (a)  should  registration  as  a  publicly‐held Controlling  Shareholder  must  undertake  a  company be cancelled, the Company or the tender offer for the shares of the remaining  Controlling  Shareholder  must  undertake  a shareholders, for at least at the economic value  tender offer for the shares of the remaining thereof as ascertained in an appraisal report  shareholders for at least at the economic value prepared pursuant to Paragraphs 2, 3 and 4  thereof as ascertained in an appraisal report Section 55, with due regard for applicable rules  prepared pursuant to Paragraphs 2, 3 and 4 of and regulations.  Section 55, with due regard for applicable rules    and regulations.  (b) the shareholders of the Company decide at    a Extraordinary Shareholders’ Meeting (i) to    delist  the  Company  from  the  Novo  Mercado  (b) the shareholders of the Company decide at segment so that its securities are registered for  a Extraordinary Shareholders’ Meeting (i) to trading outside the Novo Mercado segment; or  delist  the  Company  from  the  Novo  Mercado (ii) to carry out a corporate reorganization and  segment so that its securities are registered for the  surviving  company  does  not  have  its  trading outside the Novo Mercado segment; or securities traded on the Novo Mercado segment  (ii) to carry out a corporate reorganization and within  120  days  after  the  Extraordinary  the  surviving  company  does  not  have  its Shareholders’  Meeting  that  approved  said  securities traded on the Novo Mercado segment transaction,  the  Controlling  Shareholder,  as  within  120  days  after  the  Extraordinary such  term  is  defined  in  the  Novo  Mercado  Shareholders’  Meeting  that  approved  said Regulations, must undertake a tender offer for  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 235 SECTION 57 – In the event the Company has a SECTION 57 ‐ In the event the Company has a Exclusion of Section 57 of the Bylaws of the Controlling Shareholder, as defined in the Novo no Controlling Shareholder, as defined in the Company to adjust it to the requirements set Mercado Regulations, without prejudice to the Novo Mercado without prejudice to the forth in the New NM Regulations. provisions of Section 54 above: provisions of Section 54 above: (a) should registration as a publicly‐held company be cancelled, the Company or the (a) should registration as a publicly‐held Controlling Shareholder must undertake a company be cancelled, the Company or the tender offer for the shares of the remaining Controlling Shareholder must undertake a shareholders, for at least at the economic value tender offer for the shares of the remaining thereof as ascertained in an appraisal report shareholders for at least at the economic value prepared pursuant to Paragraphs 2, 3 and 4 thereof as ascertained in an appraisal report Section 55, with due regard for applicable rules prepared pursuant to Paragraphs 2, 3 and 4 of and regulations. Section 55, with due regard for applicable rules and regulations. (b) the shareholders of the Company decide at a Extraordinary Shareholders’ Meeting (i) to delist the Company from the Novo Mercado (b) the shareholders of the Company decide at segment so that its securities are registered for a Extraordinary Shareholders’ Meeting (i) to trading outside the Novo Mercado segment; or delist the Company from the Novo Mercado (ii) to carry out a corporate reorganization and segment so that its securities are registered for the surviving company does not have its trading outside the Novo Mercado segment; or securities traded on the Novo Mercado segment (ii) to carry out a corporate reorganization and within 120 days after the Extraordinary the surviving company does not have its Shareholders’ Meeting that approved said securities traded on the Novo Mercado segment transaction, the Controlling Shareholder, as within 120 days after the Extraordinary such term is defined in the Novo Mercado Shareholders’ Meeting that approved said Regulations, must undertake a tender offer for This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

236   transaction,  the  Controlling  Shareholder,  as the shares of the remaining shareholders, for at  such  term  is  defined  in  the  Novo  Mercado least  at  the  economic  value  thereof  as  Regulations, must undertake a tender offer for ascertained  in  an  appraisal  report  prepared  the shares of the remaining shareholders for at pursuant to Paragraphs 2, 3 and 4 of Section 55,  least  at  the  economic  value  thereof  as with  due  regard  for  applicable  rules  and  ascertained  in  an  appraisal  report  prepared regulations.  pursuant to Paragraphs 2, 3 and 4 of Section 55,    with  due  regard  for  applicable  rules  and (c) should delisting of the Company from the  regulations.  Novo  Mercado  be  caused  by  non‐compliance    with  the  obligations  contained  in  the  Novo    Mercado  Regulations,  the  Controlling  (c) should delisting of the Company from the Shareholder, as such term  is defined in the  Novo  Mercado  be  caused  by  non‐compliance  Novo Mercado Regulations, must undertake a  with  the  obligations  contained  in  the  Novo tender offer for the shares of the remaining  Mercado  Regulations,  the  Controlling shareholders, for at least the economic value  Shareholder, as such term is defined in the thereof as determined in an appraisal report  Novo Mercado Regulations, must undertake a prepared pursuant to Paragraphs 2, 3 and 4 of  tender offer for the shares of the remaining Section 55,, with due regard for applicable rules  shareholders for at least the economic value and regulations.  thereof as determined in an appraisal report  prepared pursuant to Paragraphs 2, 3 and 4 of  Section 55, with due regard for applicable rules  and regulations.  SECTION 58 ‐  Subject  to  the  provisions  of SECTION 5859  ‐ Subject to the provisions of Change  to  current  Section  58  (renumbered  these  Bylaws  and  without  prejudice  to these  Bylaws  and  without  prejudice  to Section 59) of the Bylaws of the Company to  applicability of the  provisions of Section  54 applicability of the provisions of Section 5456 adjust it to the requirements set forth in the  above, the Disposal of a Controlling Interest in above, the Disposal of a Controlling Interest New NM Regulations.  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 236 transaction, the Controlling Shareholder, as the shares of the remaining shareholders, for at such term is defined in the Novo Mercado least at the economic value thereof as Regulations, must undertake a tender offer for ascertained in an appraisal report prepared the shares of the remaining shareholders for at pursuant to Paragraphs 2, 3 and 4 of Section 55, least at the economic value thereof as with due regard for applicable rules and ascertained in an appraisal report prepared regulations. pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and (c) should delisting of the Company from the regulations. Novo Mercado be caused by non‐compliance with the obligations contained in the Novo Mercado Regulations, the Controlling (c) should delisting of the Company from the Shareholder, as such term is defined in the Novo Mercado be caused by non‐compliance Novo Mercado Regulations, must undertake a with the obligations contained in the Novo tender offer for the shares of the remaining Mercado Regulations, the Controlling shareholders, for at least the economic value Shareholder, as such term is defined in the thereof as determined in an appraisal report Novo Mercado Regulations, must undertake a prepared pursuant to Paragraphs 2, 3 and 4 of tender offer for the shares of the remaining Section 55,, with due regard for applicable rules shareholders for at least the economic value and regulations. thereof as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations. SECTION 58 ‐ Subject to the provisions of SECTION 5859 ‐ Subject to the provisions of Change to current Section 58 (renumbered these Bylaws and without prejudice to these Bylaws and without prejudice to Section 59) of the Bylaws of the Company to applicability of the provisions of Section 54 applicability of the provisions of Section 5456 adjust it to the requirements set forth in the above, the Disposal of a Controlling Interest in above, the Disposal of a Controlling Interest New NM Regulations. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

237   the Company, as defined in the Novo Mercado direct  or  indirect  sale  of  control  of  the    Regulations, in a single transaction or a series Company,  as  defined  in  the  Novo  Mercado  of successive transactions must be agreed upon Regulations, in a single transaction or a series  under a condition precedent or subsequent that of successive transactions must be agreed upon  the Purchaser of such Controlling Interest will under the condition precedent or subsequent  make a tender offer for the remaining shares of that  the  Purchaser  purchaser  will  make  a  the other shareholders of the Company, subject tender offer for the remaining shares of the  to  the  terms  of  and  within  the  time  limits other for the shares issued by the Company  prescribed  by  prevailing  legislation  and  the and  held  by  the  other  shareholders  of  the  Novo Mercado Regulations, so that the holders Company, subject to the terms of and within  of such shares will receive the same treatment the  time  limits  prescribed  in  prevailing  as  is  accorded  to  the  Selling  Controlling legislation in applicable  regulations and the  Shareholder.  Novo Mercado Regulations, so that the holders    of such shares will receive the same treatment    as  is  accorded  to  the  Selling  Controlling    Shareholder seller.  SOLE PARAGRAPH  ‐ The foregoing tender SOLE PARAGRAPH  ‐ The foregoing tender  offer must also be made:  offer must also be made:  (i) upon an assignment for value of rights to (i) upon an assignment for value of rights to  subscribe  to  newly‐issued  shares  and  other subscribe  to  newly‐issued  shares  and  other  securities or rights to convertible securities that securities or rights to convertible securities that  may result in a disposal of a controlling interest may result in a disposal of a controlling interest  in the Company; and  in the Company; and  (ii) in the event of disposal of a controlling (ii) in the event of disposal of a controlling  interest in a company that holds controlling interest in a company that holds controlling  power over the  Company;  in  such case the power  over the  Company;  in  such case the  Selling  Controlling  Shareholder  will  be Selling  Controlling  Shareholder  will  be  required  to  disclose  to  BM&FBOVESPA  the required  to  disclose  to  BM&FBOVESPA  the  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 237 the Company, as defined in the Novo Mercado direct or indirect sale of control of the Regulations, in a single transaction or a series Company, as defined in the Novo Mercado of successive transactions must be agreed upon Regulations, in a single transaction or a series under a condition precedent or subsequent that of successive transactions must be agreed upon the Purchaser of such Controlling Interest will under the condition precedent or subsequent make a tender offer for the remaining shares of that the Purchaser purchaser will make a the other shareholders of the Company, subject tender offer for the remaining shares of the to the terms of and within the time limits other for the shares issued by the Company prescribed by prevailing legislation and the and held by the other shareholders of the Novo Mercado Regulations, so that the holders Company, subject to the terms of and within of such shares will receive the same treatment the time limits prescribed in prevailing as is accorded to the Selling Controlling legislation in applicable regulations and the Shareholder. Novo Mercado Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder seller. SOLE PARAGRAPH ‐ The foregoing tender SOLE PARAGRAPH ‐ The foregoing tender offer must also be made: offer must also be made: (i) upon an assignment for value of rights to (i) upon an assignment for value of rights to subscribe to newly‐issued shares and other subscribe to newly‐issued shares and other securities or rights to convertible securities that securities or rights to convertible securities that may result in a disposal of a controlling interest may result in a disposal of a controlling interest in the Company; and in the Company; and (ii) in the event of disposal of a controlling (ii) in the event of disposal of a controlling interest in a company that holds controlling interest in a company that holds controlling power over the Company; in such case the power over the Company; in such case the Selling Controlling Shareholder will be Selling Controlling Shareholder will be required to disclose to BM&FBOVESPA the required to disclose to BM&FBOVESPA the This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

238   value  assigned  to  the  Company  in  such value  assigned  to  the  Company  in  such  disposal, together with the relevant supporting disposal, together with the relevant supporting  documentation.  documentation.  SECTION  59  ‐  With  due  regard  for  the SECTION  59  ‐  With  due  regard  for  the Exclusion of Section 59 of the Bylaws of the  provisions  of  these  Bylaws  and  without provisions  of  these  Bylaws  and  without Company to adjust it to the requirements set  prejudice to the provisions of Section 54 above, prejudice to the provisions of Section 54 above, forth in the New NM Regulations.  a party that acquires a Controlling Power in the a party that acquires a Controlling Power in the    Company,  as  defined  in  the  Novo  Mercado Company,  as  defined  in  the  Novo  Mercado  Regulations,  by  virtue  of  a  private  stock Regulations,  by  virtue  of  a  private  stock  purchase agreement made with the Controlling purchase agreement made with the Controlling  Shareholder, involving any number of shares, Shareholder, involving any number of shares,  will be required to:  will be required to:  (i) make the tender offer mentioned in the Novo (i) make the tender offer mentioned in the Novo  Mercado Regulations; and  Mercado Regulations; and  (ii)  pay,  as  described  below,  an  amount (ii)  pay,  as  described  below,  an  amount  corresponding to the difference between the corresponding to the difference between the  tender offer price and the price for the shares tender offer price and the price for the shares  purchased on the stock exchange during the 6‐ purchased on the stock exchange during the 6‐ month  period  next  preceding  acquisition  of month  period  next  preceding  acquisition  of  Controlling Power, as adjusted for inflation up Controlling Power, as adjusted for inflation up  to the date of payment.  Said amount will be to the date of payment.  Said amount will be  payable  to  all  persons  selling  shares  of  the payable  to  all  persons  selling  shares  of  the  Company in the trading sessions where the Company in the trading sessions where the  Purchaser purchased shares, pro rata to the net Purchaser purchased shares, pro rata to the net  daily  selling  balance  of  each  such  person, daily  selling  balance  of  each  such  person,  BM&FBOVESPA to  arrange for the relevant BM&FBOVESPA to  arrange for  the relevant  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 238 value assigned to the Company in such value assigned to the Company in such disposal, together with the relevant supporting disposal, together with the relevant supporting documentation. documentation. SECTION 59 ‐ With due regard for the SECTION 59 ‐ With due regard for the Exclusion of Section 59 of the Bylaws of the provisions of these Bylaws and without provisions of these Bylaws and without Company to adjust it to the requirements set prejudice to the provisions of Section 54 above, prejudice to the provisions of Section 54 above, forth in the New NM Regulations. a party that acquires a Controlling Power in the a party that acquires a Controlling Power in the Company, as defined in the Novo Mercado Company, as defined in the Novo Mercado Regulations, by virtue of a private stock Regulations, by virtue of a private stock purchase agreement made with the Controlling purchase agreement made with the Controlling Shareholder, involving any number of shares, Shareholder, involving any number of shares, will be required to: will be required to: (i) make the tender offer mentioned in the Novo (i) make the tender offer mentioned in the Novo Mercado Regulations; and Mercado Regulations; and (ii) pay, as described below, an amount (ii) pay, as described below, an amount corresponding to the difference between the corresponding to the difference between the tender offer price and the price for the shares tender offer price and the price for the shares purchased on the stock exchange during the 6‐ purchased on the stock exchange during the 6‐ month period next preceding acquisition of month period next preceding acquisition of Controlling Power, as adjusted for inflation up Controlling Power, as adjusted for inflation up to the date of payment. Said amount will be to the date of payment. Said amount will be payable to all persons selling shares of the payable to all persons selling shares of the Company in the trading sessions where the Company in the trading sessions where the Purchaser purchased shares, pro rata to the net Purchaser purchased shares, pro rata to the net daily selling balance of each such person, daily selling balance of each such person, BM&FBOVESPA to arrange for the relevant BM&FBOVESPA to arrange for the relevant This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

239

payments in accordance with the terms of its regulations.	~~payments in accordance with the terms of its regulations.~~	
SECTION 60 - The Company will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the *Novo Mercado* Regulations.	~~**SECTION 60 -** The Company will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the *Novo Mercado* Regulations.~~	Exclusion of Section 60 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
SECTION 61 - With due regard for the provisions in these Bylaws, the Company will not file a shareholders' agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder.	~~**SECTION 61 -** With due regard for the provisions in these Bylaws, the Company will not file a shareholders' agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder.~~	Exclusion of Section 61 of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
Sections 35 to 63	Sections 37 to 61	Renumbered sections resulting from the inclusion of new ones, as per changes described above.
~~SECTION 64 - The provisions of the Novo Mercado Regulations will prevail over the provisions of these Bylaws, in the event of detriment to the rights of the offerees in the tender offers contemplated in these Bylaws.~~	~~**SECTION 64** - The provisions of the Novo Mercado Regulations will prevail over the provisions of these Bylaws, in the event of detriment to the rights of the offerees in the tender offers contemplated in these Bylaws.~~	Exclusion of Section 64 of the Bylaw of the Company to adjust it to the requirements set forth in the New NM Regulation.
ARTICLE IX ARBITRATION	ARTICLE IX ARBITRATION	

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

240

SECTION 65 – The Company, its shareholders, directors, executive officers and members of the Fiscal Council agree to settle by arbitration, to be conducted by the Market Arbitration Panel (*Câmara de Arbitragem do Mercado*), any and all disputes or disagreements among them arising from or in relation to, in particular, the applicability, validity, effectiveness, construction, and violation and related effects of the provisions of Law No. 6,404/76, as amended, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the *Novo Mercado* Regulations, the Arbitration Rules, the Sanction Rules and the *Novo Mercado* Participation Agreement.	**SECTION 6~~5~~2-** The Company, its shareholders, directors, executive officers and members of the ~~Fiscal Council~~ fiscal council, including acting and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (*Câmara de Arbitragem do Mercado*), pursuant to its regulation, any disagreements among them arising from or in relation to~~, in particular, the applicability, validity, effectiveness, construction, and violation and related effects,~~ the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76, ~~as amended,~~ the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the *Novo Mercado* Regulations, ~~the Arbitration Rules, the Sanction Rules~~ other B3 regulations and the *Novo Mercado* Participation Agreement.	Change to the current Section 65 (Section 62, due to the renumbering of sections) of the Bylaws of the Company to adjust it to the requirements set forth in the New NM Regulations.
PARAGRAPH ÚNICO – The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the	~~**SOLE**~~ **PARAGRAPH 1 –** The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the	

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

241

Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these Bylaws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City Brasília (Federal District). No corresponding text.	Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these Bylaws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City Brasília (Federal District). **PARAGRAPH 2 –** The investiture of directors, executive officers and members of the fiscal council, including acting and alternate members, is contingent on the execution of the investiture instrument, which must set forth that they are subject to the arbitration clause set forth in this Section 62.	
ARTICLE X	ARTICLE X	
No corresponding text.	SECTION 63 – The Company may enter into agreements with, or approve indemnity policies covering the members of the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees and agents that duly act under powers of attorney granted by the directors and executive officers of the Company or its controlled companies ("Beneficiaries"), for whom the Company agrees to bear or reimburse certain	The proposed change, i.e., the inclusion of a new article (Article X – Indemnity Agreements) seeks to explain in the Bylaws of the Company the possibility of execution of indemnity agreements with directors, officers, members of the Fiscal Council and of the committees of the Company and its controlled companies, as well as employees and agents that duly act under powers of attorney granted by the directors and executive officers of the Company or its controlled companies.

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

242

EMBR3 NOVO MERCADO BOVESPA BRASIL

EMBRAER

ERJ LISTED NYSE

	expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts practiced in the regular exercise of the Beneficiaries' duties, from the date of their investiture or beginning of the employment relationship with the Company, as applicable. **PARAGRAPH 1** – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company will not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases: I. acts practiced outside the regular exercise of the Beneficiaries' duties; II. acts practiced by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud; III. acts practiced by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or	Publicly-held companies usually include in the package of benefits offered to their directors and officers instruments that protect them from certain adverse consequences resulting from liabilities and duties attributed to directors and officers pursuant to applicable law, regulations or judicial orders. The main instrument used for this purpose is the civil liability insurance ("D&O insurance"). However, recently, indemnity agreements have been increasingly used as an instrument to attract and retain members of management and other employees. These agreements are used complementarily and together with D&O insurance, filling any gaps left by the reduced coverage of D&O policies and seeking a more and comprehensive system to protect members of management and employees. It is noteworthy that the proposed wording is in line with the Guiding Opinion (*Parecer de Orientação*) No. 38 of the CVM, which (i) recognized the standing of these indemnity agreement as instruments to attract and retain qualified professionals and (ii) made recommendations on procedures and remedies that companies must adopt to mitigate the risk

This is a free translation of the manual and management proposal for Embraer's shareholders' meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

243   of violation of fiduciary duties of members of  IV.  indemnifications resulting from the action  management under the indemnity agreements.  for damages provided in Section 159 of Law  No. 6,404/76  or  reimbursement  for  losses  provided in Section 11, paragraph 5, item II, of  Law No. 6,385/76.  PARAGRAPH 2 – The indemnity agreements  (acordos  de  indenidade)  or  policies  must  be  adequately disclosed and provide for, without  limitation:  I.   the applicable terms and conditions;  II.   mechanisms  to  identify  and  handle  conflicts of interest; and  III. the  procedure  to  be  adopted  in  the  decision‐making process about the execution of  indemnity agreements (acordos de  indenidade)  by the Company and the payment of amounts  by the Company.  PARAGRAPH 3 – In the cases that, after a final  and unappealable judgment is rendered, it is  confirmed  that  the  act  practiced  by  a  Beneficiary is not indemnifiable pursuant to  the indemnity agreement (acordo de indenidade)  or policy approved by the Board of Directors,  any amounts paid by the Company relating to  This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 243 of violation of fiduciary duties of members of IV. indemnifications resulting from the action management under the indemnity agreements. for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76. PARAGRAPH 2 – The indemnity agreements (acordos de indenidade) or policies must be adequately disclosed and provide for, without limitation: I. the applicable terms and conditions; II. mechanisms to identify and handle conflicts of interest; and III. the procedure to be adopted in the decision‐making process about the execution of indemnity agreements (acordos de indenidade) by the Company and the payment of amounts by the Company. PARAGRAPH 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement (acordo de indenidade) or policy approved by the Board of Directors, any amounts paid by the Company relating to This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

244   this act based on the Beneficiary’s obligations  set  forth  in  these  indemnity  agreements  (acordos  de  indenidade)  or  policies  must  be  returned by Beneficiaries.    This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail. 244 this act based on the Beneficiary’s obligations set forth in these indemnity agreements (acordos de indenidade) or policies must be returned by Beneficiaries. This is a free translation of the manual and management proposal for Embraer’s shareholders’ meeting required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this manual and management proposal, the Portuguese version shall prevail.

embraer.comembraer.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado

	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer